 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 4, 1997

                                                REGISTRATION NO. 333-40855
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                       AMENDMENT NO. 1 TO FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            STAR GAS PARTNERS, L.P.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     5984                    06-1437793
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

                             2187 ATLANTIC STREET
                                P.O. BOX 120011
                            STAMFORD, CT 06912-0011
                                (203) 328-7300
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                              JOSEPH P. CAVANAUGH
                                   PRESIDENT
                             2187 ATLANTIC STREET
                               P.O. BOX 120011
                            STAMFORD, CT 06912-0011
                              (203) 328-7300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

       ANDREWS & KURTH L.L.P          PHILLIPS NIZER BENJAMIN KRIM & BALLON LLP
        425 LEXINGTON AVENUE                         666 FIFTH AVENUE
            10TH FLOOR                                  28TH FLOOR
         NEW YORK, NY 10017                     NEW YORK, NY 10103-0084
           (212) 850-2800                            (212) 977-9700
     ATTN: MICHAEL Q. ROSENWASSER                  ATTN: ALAN SHAPIRO

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

               PRELIMINARY PROSPECTUS DATED DECEMBER 4, 1997
                              832,727 COMMON UNITS

                            STAR GAS PARTNERS, L.P.

                           LIMITED PARTNER INTERESTS

                                  ----------

  All of the common units ("Common Units") offered hereby represent limited partner interests in Star Gas Partners, L.P., a Delaware limited partnership (the "Partnership"). Of the 832,727 Common Units offered hereby, 809,000 Common Units are being offered by the Partnership and 23,727 Common Units are being offered by Star Gas Corporation ("Star Gas"), the selling unitholder (the "Selling Unitholder"). See "Underwriting." The Partnership will not receive any of the proceeds from the sale of Common Units by the Selling Unitholder. See "The Selling Unitholder." The Partnership was formed in 1995 to acquire and operate the propane business and assets of Star Gas and Petroleum Heat and Power Co., Inc. ("Petro"). Star Gas, the general partner (the "General Partner") of the Partnership, is a wholly owned subsidiary of Petro.

  The Partnership distributes to its partners, on a quarterly basis, all of its Available Cash, which is generally all of the cash receipts of the Partnership less all cash disbursements, as adjusted for reserves. The General Partner has broad discretion in making cash disbursements and establishing reserves. It is the intent of the Partnership, to the extent there is sufficient Available Cash, to distribute to each holder of Common Units at least $0.55 per Common Unit per quarter (the "Minimum Quarterly Distribution") or $2.20 per Common Unit on an annualized basis. During the Subordination Period, which generally will not end prior to January 1, 2001, the Minimum Quarterly Distribution will be made to the holders of Common Units before any distributions will be made on the Subordinated Units of the Partnership. The Partnership has distributed the Minimum Quarterly Distribution on all of the outstanding Units for each calendar quarter since the completion of the Partnership's initial public offering in December 1995 (the "IPO"). The first distribution on the Common Units purchased in this Offering will be paid with respect to the quarter ending December 31, 1997 on or about February 13, 1998 to holders of record on or about February 2, 1998.

  The Common Units are listed on the Nasdaq National Market under the symbol "SGASZ." The last reported sale price of Common Units on the Nasdaq National Market on December 3, 1997 was $21.50 per Common Unit.

  SEE "RISK FACTORS" BEGINNING ON PAGE 25 OF THIS PROSPECTUS FOR A DISCUSSION OF THE MATERIAL RISKS RELATING TO AN INVESTMENT IN THE COMMON UNITS. THESE RISKS INCLUDE:

 . CASH DISTRIBUTIONS ARE NOT GUARANTEED, WILL DEPEND ON THE FUTURE OPERATING
  PERFORMANCE OF THE PARTNERSHIP AND WILL BE AFFECTED BY THE FUNDING OF RESERVES, EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE GENERAL PARTNER. AS A RESULT, THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP WILL BE ABLE TO DISTRIBUTE THE MINIMUM QUARTERLY DISTRIBUTION OR ANY OTHER PARTICULAR LEVEL OF CASH DISTRIBUTIONS TO UNITHOLDERS.

 . FUTURE PARTNERSHIP PERFORMANCE WILL DEPEND UPON THE SUCCESS OF THE
  PARTNERSHIP IN MAXIMIZING PROFITS FROM RETAIL PROPANE SALES. PROPANE SALES
  ARE AFFECTED BY WEATHER PATTERNS, PRODUCT PRICES AND COMPETITION, INCLUDING COMPETITION FROM OTHER ENERGY SOURCES.
                             (Additional Risk Factors are summarized on page 2.)

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   Underwriting
                         Price to Discounts and   Proceeds to      Proceeds to
                          Public  Commissions(1) Partnership(2) Selling Unitholder
----------------------------------------------------------------------------------
Per Common Unit........    $           $              $                $
----------------------------------------------------------------------------------
Total..................    $           $              $                $
----------------------------------------------------------------------------------
Total Assuming Full Ex-
 ercise of Under-
 writers' Over-Allotment
 Option(3).............    $           $              $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $450,000, which are payable by the Partnership.

(3) Assuming exercise in full of the 30-day option granted by the Selling Unitholder to the Underwriters to purchase up to 124,000 additional Units, on the same terms, solely to cover over-allotments. See "Underwriting."

                                  ----------

  The Common Units offered by this Prospectus are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Units will be made in New York City
on or about      , 1997.

                                  ----------

PAINEWEBBER INCORPORATED                                         LEHMAN BROTHERS

                                  ----------

                   THE DATE OF THIS PROSPECTUS IS      , 1997

(continued from page 1)

 .  BECAUSE THE RETAIL PROPANE INDUSTRY IS MATURE AND OVERALL DEMAND FOR
   PROPANE IS EXPECTED TO EXPERIENCE LIMITED GROWTH IN THE FORESEEABLE FUTURE, THE PARTNERSHIP WILL DEPEND ON ACQUISITIONS AS THE PRINCIPAL MEANS OF GROWTH. THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP WILL BE ABLE TO COMPLETE FUTURE ACQUISITIONS.

 .  THE PARTNERSHIP IS SIGNIFICANTLY LEVERAGED AND HAS INDEBTEDNESS THAT IS
   SUBSTANTIAL IN RELATION TO ITS PARTNERS' EQUITY. ON A PRO FORMA BASIS, AT SEPTEMBER 30, 1997, THE PARTNERSHIP'S TOTAL INDEBTEDNESS AS A PERCENTAGE OF ITS TOTAL CAPITALIZATION WOULD HAVE BEEN 57.4%.

 .  HOLDERS OF COMMON UNITS HAVE LIMITED VOTING RIGHTS, AND THE GENERAL PARTNER
   MANAGES AND OPERATES THE PARTNERSHIP.

 .  THE AVAILABILITY TO A UNITHOLDER OF THE FEDERAL INCOME TAX BENEFITS OF AN
   INVESTMENT IN THE PARTNERSHIP LARGELY DEPENDS ON THE CLASSIFICATION OF THE PARTNERSHIP AS A PARTNERSHIP FOR THAT PURPOSE. THE PARTNERSHIP WILL RELY ON AN OPINION OF COUNSEL, AND NOT A RULING FROM THE INTERNAL REVENUE SERVICE, ON THAT ISSUE AND OTHERS RELEVANT TO A UNITHOLDER.

 .  THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP ARE COMPLEX. IT IS
   ANTICIPATED THAT THROUGH 2000 A UNITHOLDER WILL RECEIVE SUBSTANTIAL DISTRIBUTIONS THAT WILL REDUCE HIS TAX BASIS, WITH THE RESULT THAT HE MAY RECOGNIZE SUBSTANTIAL GAIN, AND A RELATED FEDERAL INCOME TAX LIABILITY,
   UPON A SUBSEQUENT SALE OF HIS UNITS.

  The Common Units offered hereby will represent an aggregate 13.1% limited partner interest in the Partnership (15.1% if the Underwriters' over-allotment option is exercised in full). Following the completion of this Offering, there will be an aggregate of 3,831,727 Common Units and 2,396,078 subordinated limited partner interests (the "Subordinated Units") outstanding, representing a 60.3% and a 37.7% limited partner interest in the Partnership, respectively. If the Underwriters' over-allotment option is exercised in full, 124,000 additional Common Units will be sold by the Selling Unitholder resulting in 3,831,727 Common Units and 2,396,078 Subordinated Units outstanding representing a 60.3% and 37.7% limited partner interest in the Partnership, respectively. The General Partner will own an aggregate 2% general partner interest in the Partnership and the Operating Partnership as well as 2,396,078 Subordinated Units and 124,000 Common Units (which are subject to the Underwriters' over-allotment option). The Common Units and the Subordinated Units are collectively referred to herein as the "Units." Holders of the Common Units and the Subordinated Units are collectively referred to herein as "Unitholders."

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON UNITS. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE COMMON UNITS IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") which represent the Partnership's expectations or beliefs concerning future events that involve risks and uncertainties, including those associated with the effect of national and regional economic conditions, the effect of weather conditions on the Partnership's financial performance, the price and supply of propane and the ability of the Partnership to obtain new accounts and retain existing accounts. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Partnership's business strategy, plans and objectives of the Partnership for future operations and statements under "Prospectus Summary--Cash Available For Distribution" and "Cash Distribution Policy" are forward-looking statements. Although the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Partnership's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Partnership or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
PROSPECTUS SUMMARY........................................................    6
  Star Gas Partners, L.P..................................................    6
  Summary Selected Historical and Pro Forma Financial And Operating Data..    9
  The Offering............................................................   11
  Risk Factors............................................................   16
  Cash Available for Distribution.........................................   20
  Partnership Structure and Management....................................   20
  Summary of Tax Considerations...........................................   22
RISK FACTORS..............................................................   25
  Risks Inherent in the Partnership's Business............................   25
  Risks Inherent in an Investment in the Partnership......................   27
  Conflicts of Interest and Fiduciary Responsibility......................   30
  Tax Considerations......................................................   32
USE OF PROCEEDS...........................................................   34
CAPITALIZATION............................................................   35
PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS.............................   36
CASH DISTRIBUTION POLICY..................................................   37
  Quarterly Distributions of Available Cash...............................   37
  Distributions from Operating Surplus during Subordination Period........   38
  Distributions from Operating Surplus after Subordination Period.........   39
  Incentive Distributions.................................................   39
  Distributions from Capital Surplus......................................   40
  Adjustment of Minimum Quarterly Distribution and Target Distribution
   Levels.................................................................   41
  Distributions of Cash Upon Liquidation..................................   41
  Cash Available for Distribution.........................................   42
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA............   44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   46
  Overview................................................................   46
  Results of Operations and Other Data....................................   46
  Liquidity and Capital Resources.........................................   49
  Description of Indebtedness.............................................   50
  Effects of Inflation....................................................   52

                                                                           PAGE
                                                                           ----
BUSINESS...................................................................  53
  General..................................................................  53
  Pearl Gas Acquisition....................................................  53
  Industry Background......................................................  54
  Business Strategy........................................................  54
  Marketing and Operations.................................................  55
  Supply...................................................................  57
  Competition..............................................................  58
  Employees................................................................  58
  Government Regulations...................................................  58
  Properties...............................................................  60
  Litigation...............................................................  60
MANAGEMENT.................................................................  61
  Partnership Management...................................................  61
  Directors and Executive Officers of the General Partner..................  61
  Key Employees............................................................  63
  Reimbursement of Expenses of the General Partner.........................  64
  Executive Compensation...................................................  65
  Unit Option Plan.........................................................  65
  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End
   Option Values...........................................................  65
  Compensation of Directors................................................  65
  Ownership of Common and Subordinated Units...............................  66
  Ownership of Petro Common Stock by the Directors and Executive Officers
   of the General Partner..................................................  66
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................  68
  The IPO and Additional Transactions......................................  68
  General..................................................................  68
  Pearl Gas Acquisition....................................................  69
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY.........................  70
  Conflicts of Interest....................................................  70
  Fiduciary Duties of the General Partner..................................  73
DESCRIPTION OF THE COMMON UNITS............................................  75
  The Units................................................................  75
  Transfer Agent and Registrar.............................................  75
  Transfer of Units........................................................  75
THE PARTNERSHIP AGREEMENT..................................................  77
  Organization and Duration................................................  77
  Purpose..................................................................  77
  Capital Contributions....................................................  77
  Power of Attorney........................................................  78

                                                                           PAGE
                                                                           ----
  Restrictions on Authority of the General Partner with Respect to
   Extraordinary Transactions; Lack of Dissenter's Rights..................  78
  Withdrawal or Removal of the General Partner; Approval of Successor
   General Partner.........................................................  78
  Transfer of General Partner Interest.....................................  79
  Reimbursement for Services...............................................  79
  Status as Limited Partner or Assignee....................................  79
  Non-citizen Assignees; Redemption........................................  80
  Issuance of Additional Securities........................................  80
  Limited Call Right.......................................................  81
  Amendment of Partnership Agreement.......................................  81
  Meetings; Voting.........................................................  82
  Indemnification..........................................................  83
  Limited Liability........................................................  83
  Books and Reports........................................................  84
  Right to Inspect Partnership Books and Records...........................  85
  Termination and Dissolution..............................................  85
  Liquidation and Distribution of Proceeds.................................  85
  Registration Rights......................................................  86
UNITS ELIGIBLE FOR FUTURE SALE.............................................  87
TAX CONSIDERATIONS.........................................................  89
  Legal Opinions and Advice................................................  89

                                                                          PAGE
                                                                          ----
  Tax Rates...............................................................  90
  Partnership Status......................................................  90
  Limited Partner Status..................................................  91
  Tax Consequences of Unit Ownership......................................  91
  Tax Treatment of Operations.............................................  94
  Disposition of Common Units.............................................  97
  Uniformity of Units.....................................................  99
  Administrative Matters.................................................. 101
  State, Local and Other Tax Considerations............................... 103
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS AND INDIVIDUAL
 RETIREMENT ACCOUNTS...................................................... 105
UNDERWRITING.............................................................. 106
THE SELLING UNITHOLDER.................................................... 107
VALIDITY OF COMMON UNITS.................................................. 107
EXPERTS................................................................... 107
AVAILABLE INFORMATION..................................................... 107
INDEX TO FINANCIAL STATEMENTS............................................. F-1
APPENDIX A-APPLICATION FOR TRANSFER OF COMMON UNITS....................... A-1
APPENDIX B-GLOSSARY OF TERMS.............................................. B-1

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial statements and data appearing elsewhere in this Prospectus and should be read only in conjunction with the entire Prospectus. Unless otherwise specified, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Information in this Prospectus with respect to the Partnership's financial statements and operating data as of and for any date or periods subsequent to October 22, 1997, includes information relating to Pearl Gas Co. ("Pearl Gas"). Except as the context otherwise requires, references to or descriptions of operations of the Partnership include the operations of the Operating Partnership and any other subsidiary operating partnership or corporation, the Partnership's predecessor, Star Gas Corporation ("Star Gas"), and the propane operations of Petroleum Heat and Power Co., Inc. ("Petro"). All such operations are sometimes collectively referred to herein as the "Star Gas Group." For ease of reference, a glossary (the "Glossary") of certain terms used in this Prospectus is included as Appendix B to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the Glossary.

                            STAR GAS PARTNERS, L.P.

GENERAL

  The Partnership is a Delaware limited partnership formed in 1995 to acquire and operate the propane business of Star Gas and its parent corporation, Petro. The Partnership is primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. On October 22, 1997, the Partnership completed the acquisition of Pearl Gas, a retail propane distributor headquartered in Bowling Green, Ohio, which sells over 14 million gallons of retail propane annually to over 12,000 customers. After giving effect to such acquisition, the Partnership believes that it is the eighth largest retail propane distributor in the United States, serving approximately 162,000 customers from 72 branch locations in the Midwest and Northeast. In addition to its retail business, the Partnership also serves approximately 60 wholesale customers from its wholesale operation in southern Indiana.

  Propane is used primarily for space heating, water heating and cooking by the Partnership's residential and commercial customers, which constitute the largest portion of its customer base. The Partnership believes its business is relatively stable due to the following characteristics: (i) the demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases; (ii) the loss of customers to other competing energy sources has been low; and (iii) customer retention has been high due to an automatic delivery system, which eliminates affirmative purchase decisions, and to the Partnership's ownership of over 95% of the tanks utilized by its customers.

  The Partnership sells propane primarily to four specific retail markets: residential, industrial/commercial, agricultural and other (principally to other propane retailers and as a motor fuel). In the Midwest, the Partnership services customers in Indiana, Kentucky, Michigan, Ohio and West Virginia. In the Northeast, the Partnership services customers in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Rhode Island. During the fiscal year ended September 30, 1997, approximately 71% of the Partnership's sales (by volume of gallons sold) were to retail customers (of which approximately 52%, 21%, 18% and 9% were sales to residential customers, industrial/commercial customers, agricultural customers and motor fuel customers, respectively) and approximately 29% were to wholesale customers. Residential sales have a greater profit margin and a more stable customer base and tend to be less sensitive to price changes than the other markets served by the Partnership. Sales to residential customers in fiscal 1997 accounted for 62% of the Partnership's gross profit on propane sales, reflecting the higher-margin nature of this segment of the retail market.

BUSINESS STRATEGY

  The Partnership's business strategy is to maximize its cash flow and profitability, primarily through (i) internal growth, (ii) controlling operating costs and (iii) acquisitions which have the potential for generating attractive returns on investment. The retail propane industry is mature and experiences only limited growth in total demand for the product. The propane industry is also large and highly fragmented, with approximately 6,000 independently owned and operated distributors. Given these characteristics, the Partnership's acquisition strategy is focused on acquiring smaller to medium-sized local and regional independent propane distributors, particularly those with a relatively large percentage of residential customers, which generate higher margins than other types of customers, and those located in the Midwest and Northeast, where the Partnership believes it can attain higher margins than in other areas of the United States.

  Although there are no formal arrangements between Petro and the Partnership, the Partnership has had, and anticipates that it will continue to have, access to Petro's management expertise. In particular, the Partnership believes that the extensive experience of Petro's management team in making acquisitions in the home heating oil industry, which has many similar characteristics to the propane industry, provides the Partnership with a competitive advantage. Additionally, the field of potential acquisition candidates for the Partnership is broadened because of the ability to acquire companies with both home heating oil and propane operations, with the Partnership either retaining the propane operations and Petro retaining the home heating oil operations or the Partnership retaining both the propane and the home heating oil operations. In this regard, although the Partnership does not presently have any home heating oil operations, it may consider acquiring or retaining such operations in the future to the extent that the Partnership is able to identify attractive acquisition candidates in the home heating oil field. See "Conflicts of Interest and Fiduciary Responsibility--Conflicts of Interest."

  In order to facilitate the Partnership's acquisition strategy, the Operating Partnership has entered into bank credit facilities (the "Bank Credit Facilities"), which consist of a $25.0 million acquisition facility (the "Acquisition Facility") (of which $21.0 million was outstanding as of November 30, 1997) and a $12.0 million working capital facility (the "Working Capital Facility") (of which $8.7 million was outstanding as of November 30, 1997). In addition to borrowings under the Bank Credit Facilities, the Partnership may fund future acquisitions from internal cash flow or from the issuance of additional Partnership interests or debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  While the Partnership regularly considers and evaluates acquisitions as part of its ongoing acquisition program, the Partnership does not have any present agreements or commitments with respect to any acquisition. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future or that it will be able to acquire such candidates or obtain financing for such acquisitions on acceptable terms. In addition, there can be no assurance that any such acquisition will not dilute earnings and distributions or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions to Unitholders. The General Partner has broad discretion in making acquisitions and it is expected that the General Partner will not generally seek Unitholder approval of acquisitions.

RECENT DEVELOPMENTS

 Pearl Gas Acquisition

  On October 22, 1997, the Operating Partnership completed the acquisition of Pearl Gas (the "Pearl Gas Acquisition") which is based in Bowling Green, Ohio. Pearl Gas, which has been in business for more than 70 years, sells over 14 million gallons of retail propane annually to over 12,000 customers. Pearl Gas operates primarily in northwest Ohio, southern Michigan and northeast Indiana. Over 80% of Pearl Gas' volume is sold to residential customers.

  The purchase price for Pearl Gas was $23.0 million in cash (including estimated working capital of $1.9 million which is subject to adjustment, and transaction expenses of $0.4 million) plus the issuance of limited and general partner interests in the Partnership, including 147,727 Common Units to the General Partner (valued in total as of the acquisition date at $3.5 million). See "Certain Relationships and Related Transactions" and "The Selling Unitholder."

  The following chart sets forth for the periods indicated Pearl Gas' EBITDA, net income and volume of retail propane gallons sold:

                                                                TWELVE MONTHS
                                                 YEAR ENDED         ENDED
                                                DECEMBER 31,  SEPTEMBER 30, 1997
                                                ------------- ------------------
                                                 1995   1996  ACTUAL ADJUSTED(B)
                                                ------ ------ ------ -----------
                                                         (IN THOUSANDS)
   EBITDA(a)................................... $2,629 $3,162 $3,012   $3,285
   Net income.................................. $2,302 $2,924 $2,667   $2,940
   Retail propane gallons sold................. 14,372 15,288 14,303   14,303

--------
(a) EBITDA is defined as operating income plus depreciation and amortization, less net gain (loss) on sale of businesses and equipment and other non-cash charges (including impairment of long-lived assets). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distributions.
(b) Adjusted to include $0.3 million in estimated cost savings which Management anticipates will be realized as a result of the Pearl Gas Acquisition. See the Pro Forma Consolidated Financial Statements of Star Gas Partners, L.P., included elsewhere in this Prospectus for the combined effect of the Pearl Gas Acquisition and this Offering.

  On a pro forma basis, after giving effect to the Pearl Gas Acquisition and the completion of this Offering, for the fiscal year ended September 30, 1997, the Partnership's volume of retail propane gallons sold, EBITDA and net income would have been 109.2 million gallons, $23.0 million and $3.4 million, respectively, as compared to the Partnership's historical results of 94.9 million gallons, $19.7 million and $2.0 million, respectively. See the Pro Forma Consolidated Financial Statement of Star Gas Partners, L.P. included elsewhere in this Prospectus.

 Management of General Partner

  Effective as of December 1, 1997, William G. Powers, Jr., the President and Chief Executive Officer of the General Partner, was appointed as the President of Petro, and Joseph P. Cavanaugh, Senior Vice President of Petro, succeeded Mr. Powers as President and Chief Executive Officer of the General Partner. Mr. Powers was also appointed a Director of the General Partner, and a member of the newly organized management committee of the Board of Directors of the General Partner (consisting of Mr. Powers and Irik P. Sevin, Chairman of the Board). See "Management."

     SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

  The following table sets forth for the periods and dates indicated summary selected historical and operating data for the Partnership and the Star Gas Group and pro forma financial and operating data for the Partnership. The Summary Selected Historical Financial Data of the Partnership and the Star Gas Group presented below are derived from the consolidated financial statements of the Partnership and the Star Gas Group and should be read in conjunction with "Selected Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Partnership and the Star Gas Group included elsewhere in this Prospectus. The Partnership's summary selected pro forma financial data are derived from the pro forma financial statements of the Partnership included elsewhere herein and should be read in connection therewith. The pro forma financial statements represent the Partnership's historical financial statements as of and for the fiscal year ended September 30, 1997, as adjusted on a pro forma basis to give effect to (i) the Pearl Gas Acquisition and (ii) the closing of this Offering and the application of the net proceeds therefrom as described under "Use of Proceeds."

                     PARTNERSHIP/STAR GAS GROUP--HISTORICAL

                                                                                PARTNERSHIP
                                    YEAR ENDED SEPTEMBER 30,                        PRO
                          -----------------------------------------------------    FORMA
                            1993         1994      1995       1996(A)    1997     1997(B)
                          --------     --------  --------     -------- -------- -----------
                                    (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS
 DATA
  Sales.................. $143,216     $128,040  $104,550     $119,634 $135,159  $149,766
  Gross profit...........   69,861       69,487    54,890       61,077   62,948    69,396
  Depreciation and
   amortization..........   16,703       13,039    10,073        9,808   10,405    11,495
  Operating income
   (loss)................  (30,313)(c)    9,393     2,555        9,802    9,003    11,228
  Interest expense, net..   16,479       10,497     8,549        7,124    6,966     7,766
  Net income (loss)......  (47,049)(c)   (1,404)   (6,169)(d)    2,593    2,012     3,437
  Net income per
   Unit(e)(f)............ $    --      $    --   $    --      $   0.11 $   0.37  $   0.54
  Cash distributions
   declared per Unit(f)..      --           --        --          1.17     2.20      2.20
BALANCE SHEET DATA (END
 OF PERIOD)
  Current assets......... $ 20,637     $ 17,374  $ 14,266     $ 17,842 $ 14,165  $ 21,833
  Total assets...........  157,847      147,608   155,393      156,913  147,469   179,712
  Long-term debt.........  123,992       70,163     1,389       85,000   85,000    96,000
  Due to Petro...........    4,723        8,809    86,002          --       --        --
  Predecessor's equity
   (deficiency)/Partners'
   capital...............   (2,825)      44,328    44,305       61,398   51,578    71,380
OTHER DATA
  EBITDA(g).............. $ 19,652     $ 21,946  $ 13,541(d)  $ 19,870 $ 19,703  $ 22,988
  Retail propane gallons
   sold..................  114,405      110,069    89,133       96,294   94,893   109,196
  Total capital
   expenditures(h).......    4,688        5,419     7,988        5,332    5,279     5,579(i)

--------
(a) Reflects the results of operations of the Star Gas Group for the period October 1, 1995 through December 20, 1995 and the results of the Partnership from December 20, 1995 through September 30, 1996. The operating results for the year ended September 30, 1996 were combined to facilitate an analysis of the fundamental operating data. For the actual results of the Partnership from December 20, 1995 through September 30, 1996, see the Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus.
(b) The pro forma financial statements represent the Partnership's historical financial statements as of and for the fiscal year ended September 30, 1997, as adjusted on a pro forma basis to give effect to (i) the Pearl Gas Acquisition and (ii) the closing of this Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." See "Pro Forma Consolidated Financial Statements of Star Gas Partners, L.P." included elsewhere in this Prospectus.
(c) Includes a loss of approximately $33.0 million in respect of a charge for the impairment of long-lived assets.
(d) The decline in net income and EBITDA during fiscal year 1995 was primarily due to the significantly warmer than normal weather conditions during the 1995 heating season. See "Management's Discussion and Analysis of
    Financial Condition and Results of Operations."
(e) Net income per Unit is computed by dividing the limited partners' interest in net income by the limited partners' weighted average number of Units outstanding.
(f) The closing of the IPO occurred on December 20, 1995, and thus per Unit figures are only shown for periods thereafter.
(g) EBITDA is defined as operating income plus depreciation and amortization, less net gain (loss) on sale of businesses and equipment and other non-cash charges (including the impairment of long-lived assets). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution. For a discussion of the cash flows provided by (used in) the Partnership's and the Star Gas Group's operating, investing and financing activities, see the statements of cash flows in the Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus.
(h) The net maintenance capital expenditures for the fiscal years ended September 30, 1996 and 1997 were $2.3 million and $3.1 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(i) Includes historical net maintenance capital expenditures of the Partnership of $3.1 million and Management's estimated net maintenance capital expenditures for Pearl Gas of $0.3 million (Pearl Gas' actual net maintenance capital expenditures for the twelve months ended September 30, 1997 were $0.1 million).

                                  THE OFFERING

Securities Offered by the
Partnership...................    809,000 Common Units.

Securities Offered by the
Selling Unitholder............
                                  23,727 Common Units (147,727 Common Units if the Underwriters' over-allotment option is exercised in full). See "Certain Relationships and Related Transactions--Pearl Gas Acquisitions."

Units to be Outstanding After
This Offering.................
                                  3,831,727 Common Units and 2,396,078
                                  Subordinated Units, representing a 60.3% and a 37.7% limited partner interest in the Partnership, respectively. If the Underwriters' over-allotment option is exercised in full, 124,000 additional Common Units will be sold by the Selling Unitholder, resulting in 3,831,727 Common Units and 2,396,078 Subordinated Units, representing a 60.3% and 37.7% limited partner interest in the Partnership, respectively.

Distributions of Available        The Partnership distributes all of its
Cash..........................    Available Cash approximately 45 days after
                                  each March 31, June 30, September 30 and
                                  December 31, to Unitholders of record on the applicable record date and to the General
                                  Partner. "Available Cash" for any quarter will consist generally of all cash on hand at the end of such quarter, as adjusted for reserves. The complete definition of
                                  Available Cash is set forth in the Glossary.
                                  The General Partner has broad discretion in making cash disbursements and establishing reserves, thereby affecting the amount of Available Cash. Available Cash will generally be distributed 98% to the Unitholders and 2% to the General Partner, except that if distributions of Available Cash exceed Target
                                  Distribution Levels above the Minimum
                                  Quarterly Distribution, the General Partner will receive a percentage of such excess distributions that will increase to up to 50% of distributions in excess of the highest
                                  Target Distribution Level. See "Cash
                                  Distribution Policy--Incentive
                                  Distributions."

Distributions to                  The Partnership intends, to the extent there
Unitholders...................    is sufficient Available Cash from Operating
                                  Surplus, to distribute to each holder of Common Units at least the Minimum Quarterly
                                  Distribution of $0.55 per Common Unit per quarter. With respect to each quarter during the Subordination Period, which will generally not end earlier than January 1, 2001, the Common Unitholders will generally have the right to receive the Minimum
                                  Quarterly Distribution, plus any arrearages thereon, before any distribution of Available
                                  Cash from Operating Surplus is made to the Subordinated Unitholders. The Partnership has distributed the Minimum Quarterly
                                  Distribution on all of the outstanding Units for each calendar quarter since the completion of the IPO. The first distribution on the Common Units purchased in this Offering will be paid with respect to the quarter ending December
                                  31, 1997 on or about February 13, 1998 to holders of record on or about February 2, 1998. In addition, the Minimum Quarterly
                                  Distribution and the Target Distribution
                                  Levels are subject to adjustments in certain other circumstances. See "Cash Distribution
                                  Policy--Adjustment of Minimum Quarterly
                                  Distribution and Target Distribution Levels."
                                  Subordinated Units will not accrue
                                  distribution arrearages. Upon the expiration of the Subordination Period, Common Units will no longer accrue distribution arrearages. See "Cash Distribution Policy."

Subordination Period..........    The Subordination Period will generally
                                  extend until the first day of any quarter beginning on or after January 1, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the
                                  Common Units and the Subordinated Units
                                  equaled or exceeded the sum of the Minimum
                                  Quarterly Distribution on all of the
                                  outstanding Common Units and Subordinated
                                  Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted
                                  Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the Minimum Quarterly
                                  Distribution on all of the outstanding Common
                                  Units and Subordinated Units during such periods and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units. Upon expiration of the Subordination Period, all remaining
                                  Subordinated Units will convert into Common
                                  Units and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed as the general partner of the Partnership other than for Cause, the Subordination Period will end.

Early Conversion of               A portion of the Subordinated Units will
Subordinated Units............    convert into Common Units on the first day
                                  after the record date established for any quarter ending on or after March 31, 1999
                                  (with respect to 599,020 of the Subordinated
                                  Units) and March 31, 2000 (with respect to an additional 599,020 of the Subordinated
                                  Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equaled or exceeded the sum of the Minimum Quarterly
                                  Distribution on all of the outstanding Common
                                  Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common

                                  Units and Subordinated Units during such periods and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units. See "Cash Distribution Policy--Quarterly Distributions of Available Cash."

Incentive Distributions.......
                                  As an incentive, if quarterly distributions of Available Cash exceed the Target Distribution Levels, the General Partner will receive up to 50% of distributions of Available Cash in excess of such Target Distribution Levels as follows:

                                             TOTAL QUARTERLY
                                              DISTRIBUTION               GENERAL
                                                 AMOUNT      UNITHOLDERS PARTNER
                                             --------------- ----------- -------
   Minimum Quarterly Distribution...........     $0.550           98%        2%
   First Target Distribution................     $0.604           98%        2%
   Second Target Distribution...............     $0.711           85%       15%
   Third Target Distribution................     $0.926           75%       25%
   Thereafter...............................        --            50%       50%

                                  See "Cash Distribution Policy--Incentive
                                  Distributions."

Adjustment of Minimum
Quarterly Distribution and
Target Distribution Levels....
                                  The Minimum Quarterly Distribution and the
                                  Target Distribution Levels are subject to downward adjustments in the event that Unitholders receive distributions of Available Cash from Capital Surplus (which generally includes cash from transactions such as borrowings (other than working capital borrowings), refinancings, sales of securities or sales or other dispositions of assets constituting a return of capital under the Partnership Agreement, as distinguished from cash from Partnership operations), or in the event legislation is enacted or existing law is modified or interpreted in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. If the Unitholders receive a full return of capital as a result of distributions of Available Cash from Capital Surplus, the distributions payable to the General Partner will increase to 50% of all amounts distributed thereafter. See "Cash Distribution Policy--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

Partnership's Ability to
Issue Additional Units........    The Partnership Agreement authorizes the
                                  General Partner to cause the Partnership to issue an unlimited number of additional limited partner interests of the Partnership for such consideration and on such terms as shall be established by the General Partner in its sole discretion without the approval of the Unitholders. Prior to the end of the Subordination Period, however, the
                                  Partnership may not issue equity securities ranking senior to the Common Units or more than 1,300,000 additional Common Units or an equivalent number of securities ranking on a parity with the Common Units (excluding
                                  Common Units or parity Units issued upon conversion of Subordinated Units, in connection with certain acquisitions or to repay certain indebtedness) without the approval of a Unit Majority. The Common Units offered hereby (to the extent that the proceeds thereof are used to refinance acquisition debt) and the Common Units issued to Star Gas in connection with the Pearl Gas
                                  Acquisition will be excluded from such
                                  1,300,000 Common Units. See "Risk Factors--
                                  Risks Inherent in an Investment in the
                                  Partnership--The Partnership May Issue
                                  Additional Units, Diluting Existing
                                  Unitholders' Interests" and "The Partnership
                                  Agreement--Issuance of Additional
                                  Securities."

Limited Call Right............    If at any time not more than 20% of the
                                  outstanding limited partner interests of any class are held by persons other than the General Partner and its Affiliates, the General Partner may purchase all of the remaining limited partner interests of such class at specified market prices. See "The
                                  Partnership Agreement--Limited Call Right."

Limited Voting Rights.........    Unitholders have only limited voting rights
                                  on matters affecting the Partnership's
                                  business. The approval of at least a majority of the outstanding Units is required in such instances. See "The Partnership Agreement."

Removal and Withdrawal of the
General Partner...............    Subject to certain conditions, the General
                                  Partner may be removed upon the approval of the holders of at least 66 2/3% of the outstanding Units, excluding those Units held by the General Partner and its Affiliates. A meeting of the holders of the Common Units may be called only by the General Partner or by the holders of 20% or more of the outstanding Common Units. The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership and the Operating Partnership prior to December 31,
                                  2005, subject to limited exceptions, without obtaining the approval of at least a Unit
                                  Majority and furnishing an Opinion of
                                  Counsel. See "The Partnership Agreement--
                                  Withdrawal or Removal of the

                                  General Partner; Approval of Successor
                                  General Partner" and "--Meetings; Voting."

Transfer Restrictions.........
                                  All purchasers of Common Units in this
                                  Offering and purchasers of Common Units in the open market who wish to become Common Unitholders of record must deliver an executed transfer application (the "Transfer Application," the form of which is included in this Prospectus as Appendix A) before the transfer of such Common Units will be registered and before cash distributions and federal income tax allocations will be made to the transferee. See "Description of the Common Units--Transfer of Units."

Liquidation Preference........    In the event of any liquidation of the
                                  Partnership during the Subordination Period, the outstanding Common Units will be entitled to receive a distribution out of the net assets of the Partnership, generally in preference to liquidating distributions on the Subordinated Units. Following conversion of the Subordinated Units into Common Units, all Units will be treated the same upon liquidation of the Partnership. See "Cash
                                  Distribution Policy--Distributions of Cash
                                  Upon Liquidation."

Use of Proceeds...............

                                  The net proceeds to the Partnership from the sale of the Common Units offered hereby at an assumed offering price of $21.50 per Common Unit will be approximately $16.0 million after deducting the estimated underwriting discounts and commissions and the estimated expenses of this Offering. Approximately $10.0 million of the net proceeds of this Offering will be used by the Partnership to reduce the outstanding balance of the Acquisition Facility and the balance will be used for general partnership purposes and to reduce working capital borrowings. The Partnership will not receive any of the proceeds from the sale of the Common Units by the Selling Unitholder. See "Use of Proceeds."

Nasdaq Trading Symbol.........    "SGASZ"

                                  RISK FACTORS

  Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which the Partnership will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following factors in evaluating an investment in the Common Units. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Partnership's business strategy, plans and objectives of management of the Partnership for future operations and the statements under "--Cash Available For Distribution" and "Cash Distribution Policy," are forward-looking statements. Although the Partnership believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Partnership's expectations are discussed below, under "Risk Factors" and elsewhere in this Prospectus.

 Risks Inherent in the Partnership's Business

  . Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of retail propane sold is highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Approximately 70% to 75% of the Partnership's combined retail propane volume is attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volumes sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations.

  . The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability is sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. As it may not be possible immediately to pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce the Partnership's gross profits.

  . The Partnership's profitability is affected by the competition for customers among all participants in the retail propane business. Some of the Partnership's competitors are larger or have greater financial resources than the Partnership. Should a competitor attempt to increase market share by reducing prices, the Partnership's financial condition and results of operations could be materially adversely affected. In addition, propane competes with other sources of energy, some of which are less costly for equivalent energy value.

  . Acquisitions are the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth. There can be no assurance, however, that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions to the Unitholders.

  . The Partnership transports combustible petroleum products and its activities are subject to certain operational hazards, including explosion and resulting personal injury. Although the Partnership maintains insurance with respect to casualty occurrences, a casualty occurrence could result in the loss of life or equipment, as well as injury and extensive property damage. The occurrence of an event not covered by insurance or indemnification may have a material adverse effect on the business, results of operations or financial position of the Partnership. In addition, the occurrence of an explosion may have an adverse effect on the public's desire to use propane.

  . During fiscal year 1997, 43% of the Partnership's volume of propane purchases in the Midwest was purchased on the spot market from various Mont Belvieu sources and 21% was purchased from three refineries in Illinois and Indiana owned by Amoco Canada Marketing Group. Although the Partnership believes that alternative sources of propane are readily available, in the event that the Partnership were unable to purchase propane from either of these sources, the failure to obtain alternate sources of supply at competitive prices and on a timely basis could have a material adverse effect on the Partnership. Historically, a substantial portion of the propane purchased by the Partnership has originated at the Mont Belvieu, Texas storage facilities and has been shipped to the Partnership through a major common carrier pipeline. Any significant interruption in the service at Mont Belvieu or on the common carrier pipeline could have a material adverse effect on the business of the Partnership.

 Risks Inherent in an Investment in the Partnership

  . Cash distributions are not guaranteed and may fluctuate based upon the Partnership's performance. The General Partner may establish reserves that reduce the amount of Available Cash. Because the business of the Partnership is seasonal, the General Partner anticipates that it will make additions to reserves during certain of the Partnership's fiscal quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to other fiscal quarters. Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership.

  . The Partnership is significantly leveraged and has indebtedness that is substantial in relation to its partners' capital. On a pro forma basis as of September 30, 1997, the Partnership's total indebtedness as a percentage of its total capitalization would have been approximately 57.4%. The principal and interest payable on such indebtedness (including the First Mortgage Notes, which bear interest at 8.04% per annum) will reduce the cash available to make distributions on the Units. The terms of the Partnership's indebtedness may under certain circumstances restrict the ability of the Partnership to distribute cash to Unitholders and make additional borrowings.

  . The First Mortgage Notes (the "First Mortgage Notes") and the Bank Credit Facilities are secured by a lien on substantially all of the assets of the Partnership. In the case of a continuing default by the Partnership under such indebtedness, the lenders would have the right to foreclose on the Partnership's assets, which would have a material adverse effect on the Partnership.

  . Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its Affiliates at cost for all expenses incurred on behalf of the Partnership. Approximately $18.0 million of expenses (primarily wages and salaries) were reimbursed by the Partnership to the General Partner and its Affiliates in fiscal 1997. In addition, the General Partner and its Affiliates may provide services to the Partnership for which the Partnership will be charged reasonable fees as determined by the General Partner. The reimbursement of such expenses and the payment of any such fees could adversely affect the ability of the Partnership to make distributions.

  . Certain of the Partnership's indebtedness contain provisions relating to change of control. If such provisions are triggered, such outstanding indebtedness may become due. In such event, there is no assurance that the Partnership would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on the Partnership's assets, which would have a material adverse effect on the Partnership. There is no restriction on the ability of the General Partner to enter into a transaction which would trigger the change of control provisions.

  . The General Partner manages and operates the Partnership, and holders of Common Units have no right to participate in such management and operation. Holders of Common Units have no right to elect the General Partner on an annual or other continuing basis, and have only limited voting rights on matters affecting the Partnership's business.

  . Subject to certain limitations, the Partnership may issue additional Units or other interests in the Partnership, the effect of which may be to dilute the interests of holders of Units in distributions by the Partnership and to make it more difficult for a person or group to remove the General Partner as a general partner or otherwise change the management of the Partnership. The Operating Partnership may not issue additional partnership interests.

  . The Partnership Agreement contains certain provisions that may discourage a person or group from attempting to remove the General Partner as general partner or otherwise change the management of the Partnership. The Partnership Agreement provides that if the General Partner is removed other than for Cause, the Subordination Period will end, all arrearages on the Common Units will terminate and all outstanding Subordinated Units will convert into Common Units. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

  . If, at any time, less than 20% of the then issued and outstanding limited partner interests of any class (including Common Units) are held by persons other than the General Partner and its Affiliates, the General Partner will have the right, which it may assign to any of its Affiliates or the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons at a price generally equal to the then-current market price of limited partner interests of such class. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.

  . The Partnership Agreement provides that any borrowings by the Partnership shall not constitute a breach of any duty owed by the General Partner, including borrowings that have the purpose or effect of enabling the General Partner to receive incentive distributions or hasten the conversion of the Subordinated Units into Common Units.

  . The Partnership Agreement permits the Partnership to engage in roll-up transactions. Although the General Partner has no present intention of causing the Partnership to engage in any roll-up transaction, it is possible it will do so in the future. There can be no assurance that a roll-up transaction would not have a material adverse effect on a Limited Partner's investment in the Partnership.

  . Under certain circumstances, holders of Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Partnership. See "The Partnership Agreement--Limited Liability."

 Conflicts of Interest and Fiduciary Responsibility

  . Conflicts of interest have arisen and could arise in the future between the General Partner and its Affiliates on the one hand, and the Partnership or any partner thereof, on the other. The Partnership Agreement permits the General Partner to consider, in resolving conflicts of interest, the interests of parties (including the General Partner and its Affiliates) other than the Unitholders, thereby limiting the General Partner's fiduciary duties to the Unitholders.

  . The Partnership Agreement limits the liability and modifies the fiduciary duties under Delaware law of the General Partner to the Partnership and the Unitholders. Holders of Common Units are deemed to have consented to certain actions that might otherwise be deemed conflicts of interest or a breach of fiduciary duty. The discretion given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty.

  . The Partnership Agreement permits the General Partner's Affiliates to compete with the Partnership under certain circumstances and to a limited extent. There can be no assurance that there will not be competition between the Partnership and the General Partner's Affiliates.

 Tax Considerations

  . The availability to a Unitholder of federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Based on certain representations by the General Partner, Phillips Nizer Benjamin Krim & Ballon LLP, special counsel to the General Partner and the Partnership, is of the opinion that the Partnership has been and will continue to be classified as a partnership for federal income tax purposes.

  . No ruling has been requested from the Internal Revenue Service (the "IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"), or any other matter affecting the Partnership.

  . A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.

  . Investment in Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, much of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

  . In the case of taxpayers subject to the passive loss rules (generally individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party.

  . The Partnership has been registered with the IRS as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustment in the Partnership's tax returns will lead to adjustments in the Unitholder's tax returns and may lead to audits of the Unitholder's tax returns and adjustments of items unrelated to the Partnership.

  . The Partnership has adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Units and could have a negative impact on the value of the Units or result in audit adjustments to the tax returns of Unitholders.

  . A Unitholder will likely be required to file state and local tax returns and pay state and local income tax in some or all of the various jurisdictions in which the Partnership does business or owns property. The Partnership owns property and conducts business in numerous states which currently impose a personal income tax.

  See "Risk Factors," "Conflicts of Interest and Fiduciary Responsibility," "Description of the Common Units," "The Partnership Agreement" and "Tax Considerations" for a more detailed description of these and other risk factors that should be considered in evaluating an investment in the Common Units.

                        CASH AVAILABLE FOR DISTRIBUTION

  Based in part upon the Partnership's actual results of operations for fiscal 1997, the Partnership believes that it will generate sufficient Available Cash from Operating Surplus during fiscal 1998 to cover the full Minimum Quarterly Distribution for four quarters on all of the outstanding Common Units and Subordinated Units and the general partner interests. The Partnership's belief is based on a number of assumptions, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins will remain constant and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, most of the assumptions are not within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year or even series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate. As a result, the Operating Surplus of the Partnership could deviate from that currently expected. See "Risk Factors."

  The Partnership is required to establish reserves for the future payment of principal and interest on the First Mortgage Notes and the indebtedness under the Bank Credit Facilities. There are other provisions in such agreements which will, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Indebtedness."

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

  The Partnership's activities are conducted through the Operating Partnership and its corporate subsidiary. The General Partner serves as general partner of the Partnership and of the Operating Partnership of which the Partnership owns a 98.9899% limited partner interest. The General Partner owns an aggregate 2% combined general partner interest in the Partnership and the Operating Partnership. References herein to the General Partner's 2% interest or to distributions to the General Partner of 2% of Available Cash are references to the amount of the General Partner's combined percentage interest in the Partnership and the Operating Partnership.

  The officers and employees of the General Partner and its Affiliates manage and operate the Partnership's business. The General Partner does not receive any management fee or other compensation in connection with its management of the Partnership, but is reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with the operation of the Partnership's business. In addition, Petro may continue to provide certain management services to the Partnership for which it will be reimbursed at cost.

  Conflicts of interest have arisen and could arise in the future between the General Partner and its Affiliates, on the one hand, and the Partnership or any partner thereof, on the other, including conflicts relating to the compensation of the General Partner's officers and employees and the determination of fees and expenses that are allocable to the Partnership. The General Partner has an audit committee (the "Audit Committee") consisting of two independent members of its Board of Directors that are available at the General Partner's discretion to review matters involving conflicts of interest. See "Conflicts of Interest and Fiduciary Responsibility."

  The principal executive office of the Partnership is located at 2187 Atlantic Street, Stamford, Connecticut 06912-0011 and its telephone number is (203) 328-7300.

  The following chart depicts the organization and ownership of the Partnership and the Operating Partnership after the sale of the Common Units offered hereby. The percentages reflected in the following chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership, individually, and not on an aggregate basis, assuming that the Underwriters' over-allotment option is not exercised. The aggregate ownership of the Partnership and the Operating Partnership on a combined basis is shown in the box entitled "Effective Ownership of the Partnership" in the organization chart and where referred to elsewhere in this Prospectus.


                       [PARTNERSHIP ORGANIZATION CHART]

                         SUMMARY OF TAX CONSIDERATIONS

  The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult his own tax advisor about the federal, state and local tax consequences of an investment in Common Units.

  The following is a brief summary of certain expected tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to federal income tax laws, is based in part upon the opinion of Phillips Nizer Benjamin Krim & Ballon LLP, special counsel to the General Partner and the Partnership, described in "Tax Considerations." This summary is qualified by the discussion in "Tax Considerations," particularly the qualifications on the opinions of counsel described therein.

PARTNERSHIP STATUS

  In the opinion of counsel, the Partnership has been and will continue to be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, and a Common Unitholder will be required to report in his federal income tax return his share of the Partnership's income, gains, losses and deductions. In general, cash distributions to a Common Unitholder will be taxable only if, and to the extent that, they exceed such Unitholder's tax basis in his Common Units.

PARTNERSHIP ALLOCATIONS AND DISTRIBUTIONS

  In general, annual income and loss of the Partnership will be allocated to the General Partner and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partner and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. A Unitholder will be required to take into account, in determining his federal income tax liability, his share of income generated by the Partnership for each taxable year of the Partnership ending with or within the taxable year of the Unitholder, even if cash distributions are not made to him. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by him with respect to such income) may exceed the cash, if any, actually distributed to such Unitholder. Based on the assumptions and estimates described below in "--Ratio of Taxable Income to Distributions," a Unitholder subject to the passive loss rules would not have been able to currently use such deductions. See "--Limitations on Deductibility of Partnership Losses."

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

  The Partnership estimates that a purchaser of Common Units in this offering who holds such Common Units from the date of the closing of this Offering through December 31, 2000, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 5% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years beginning after December 31, 2000, the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to Unitholders. The foregoing estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentage could be higher or lower, and any such differences could be material and could materially affect the value of the Common Units. See "Tax Considerations--Tax Consequences of Unit Ownership-- Ratio of Taxable Income to Distributions."

BASIS OF COMMON UNITS

  A Unitholder's initial tax basis for a Unit will be the amount paid for the Unit. A Unitholder's basis is generally increased by his share of Partnership income and decreased by his share of Partnership losses and distributions.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

  In the case of taxpayers subject to the passive loss limitations of the passive loss rules (generally, individuals and closely held corporations) Partnership losses, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities including passive activities or investments. Any losses unused by virtue of the passive loss rules may be deducted when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party.

SECTION 754 ELECTION

  The Partnership has made the election provided for by Section 754 of the Code, which will generally permit a Unitholder to calculate income and deductions by reference to the portion of his purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

  A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of Partnership nonrecourse debt) and his adjusted basis in such Common Units. Thus, distributions of cash from the Partnership to a Unitholder in excess of the income allocated to him will, in effect, become taxable income if he sells his Units at a price greater than his adjusted tax basis even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. A Unitholder will likely be required to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. The General Partner anticipates that substantially all of the Partnership's income will be generated in the following states: Connecticut, Indiana, Kentucky, Maine, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Rhode Island. Each of these states currently imposes a personal income tax. Some of these states may require the Partnership to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of such state. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability owed to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future operations, the Partnership anticipates that any amounts required to be withheld will not be material.

  It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

  An investment in Units by tax-exempt organizations (including IRAs and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons. Much of the income derived by a Unitholder which is a tax-exempt organization will be unrelated business taxable income, and thus will be taxable to such Unitholder; no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of a Unit and thus will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. See "Tax Considerations--Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors."

TAX SHELTER REGISTRATION

  The Code generally requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that the Partnership will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. Nevertheless, the Partnership is registered as a tax shelter with the IRS and the IRS has issued the following tax shelter registration number to the Partnership: 96026000016. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See "Tax Considerations--Administrative Matters--Registration as a Tax Shelter."

                                 RISK FACTORS

  LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION, ALTHOUGH MANY OF THE BUSINESS RISKS TO WHICH THE PARTNERSHIP IS SUBJECT ARE SIMILAR TO THOSE THAT WOULD BE FACED BY A CORPORATION ENGAGED IN A SIMILAR BUSINESS. PROSPECTIVE PURCHASERS OF THE COMMON UNITS SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON UNITS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE PARTNERSHIP'S BUSINESS STRATEGY, PLANS AND OBJECTIVES OF MANAGEMENT OF THE PARTNERSHIP FOR FUTURE OPERATIONS AND STATEMENTS UNDER "PROSPECTUS SUMMARY-- CASH AVAILABLE FOR DISTRIBUTION" AND "CASH DISTRIBUTION POLICY," ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE PARTNERSHIP BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT. IMPORTANT FACTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE PARTNERSHIP'S EXPECTATIONS ARE DISCLOSED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

 Weather Conditions Affect the Demand for Propane

  Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Approximately 70% to 75% of the Partnership's retail propane volume is sold during the peak heating season from October through March. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations. Agricultural demand is also affected by weather, as dry weather during the harvest season reduces demand for propane used in crop drying. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 The Partnership Is Subject to Pricing and Inventory Risk

  The retail propane business is a "margin-based" business in which gross profits depend on the excess of selling prices over the propane supply costs. Propane is a commodity and, as such, its unit price is subject to volatile changes in response to changes in supply or other market conditions. The Partnership has no control over these market conditions. Consequently, the unit price of propane purchased by the Partnership, as well as other marketers, can change rapidly over a short period of time. In general, product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. As rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce margins. Consequently, the Partnership's profitability is sensitive to changes in wholesale propane prices. See "--The Retail Propane Business Is Highly Competitive."

  Propane is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Partnership purchases propane from a variety of suppliers pursuant to supply contracts or on the spot market. The major portion of propane purchased by the Partnership (approximately 79% in fiscal 1997) is produced domestically. To the extent that the Partnership purchases propane from Canadian sources (approximately 21% in fiscal 1997), its propane business will be subject to risks of disruption in foreign supply. The Partnership attempts to minimize inventory risk by purchasing propane on a short-term basis. During periods of low demand for propane, which generally occur during the summer months, the Partnership has on occasion purchased large volumes of propane at lower-than-market costs for storage in the Partnership's 21 million gallon underground storage facility in Seymour, Indiana for future resale. Because of the potential volatility of propane prices, the market price for propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margin or sales or rendering sales from such inventory unprofitable. The Partnership may from time to time engage in transactions (such as options or fixed price contracts to purchase propane) to hedge product costs in an attempt to reduce cost volatility. To date, the level of such activities has not been significant and the Partnership is not currently engaged in any such transactions. See "Business--Supply."

  Inflation increases the Partnership's operating and administrative costs. The Partnership will attempt to limit the effects of inflation on its results of operations through cost control efforts, productivity improvements and increases in gross profit margins, but it may not be successful.

 The Retail Propane Business Is Highly Competitive

  The Partnership's business is highly competitive. Competition within the propane distribution industry stems from primarily three types of participants: larger, multistate marketers; smaller, local independent marketers; and farm cooperatives. Some of the Partnership's competitors have substantially greater financial and operating resources than the Partnership. Generally, competition in the past few years has intensified, partly as a result of warmer-than-normal weather and general economic conditions. The Partnership's ability to compete effectively depends on the reliability of its service, its responsiveness to customers and its ability to maintain competitive retail prices.

  Most of the Partnership's retail branch locations compete with five or more marketers or distributors. The principal factors influencing competition with other retail marketers are price, reliability and quality of service, responsiveness to customer needs and safety concerns. Each branch location operates in its own competitive environment, as retail marketers are typically located in close proximity to customers to lower the cost of providing service. The Partnership's branch locations have an average effective marketing radius of 35 miles.

  As a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and the lack of growth in the industry, the Partnership's propane business may experience difficulty in acquiring new retail customers (other than through acquisitions).

 The Partnership's Ability To Grow Depends Upon Acquisitions

  The retail propane industry is mature with only limited growth in total demand for propane. The Partnership believes the overall demand for propane has remained relatively constant, with year-to-year industry volumes being affected primarily by weather patterns. Therefore, the ability of the Partnership's propane business to grow depends heavily on its ability to acquire other distributors. In making acquisitions, the Partnership competes with other larger, well-financed companies.

  There can be no assurance that the Partnership will identify attractive acquisition candidates in the future or that it will be able to acquire such candidates or obtain financing for such acquisitions on acceptable terms. If the Partnership is able to make acquisitions, there can be no assurance that such acquisitions will not dilute earnings and distributions, or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions. The Partnership is subject to certain debt incurrence covenants in certain agreements governing its indebtedness that might restrict the Partnership's ability to incur indebtedness to finance acquisitions. In addition, to the extent that warm winter weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited.

 Dependence on Principal Suppliers

  During fiscal year 1997, 43% of the Partnership's volume of propane purchases in the Midwest was purchased on the spot market from various Mont Belvieu sources and 21% was purchased from three refineries in Illinois and Indiana owned by Amoco Canada Marketing Group. Approximately 47% of purchases from Amoco Canada Marketing Group were made under long-term market-based supply contracts and the balance was made under short-term supply contracts. Although the Partnership believes that alternative sources of propane are readily available, in the event that the Partnership is unable to purchase propane from either of these sources, the failure to obtain alternate sources of supply at competitive prices and on a timely basis could have a material adverse effect on the Partnership. Substantially all of the Partnership's propane supply for its Northeast retail operations is purchased under annual or longer term supply contracts. Historically, a substantial portion of the propane purchased by the Partnership has originated at the Mont Belvieu, Texas storage facilities and has been shipped to the Partnership through a major common carrier pipeline. Any significant interruption in the service at Mont Belvieu or on the common carrier pipeline could have a material adverse effect on the business of the Partnership.

 Energy Efficiency and Technology Trends May Affect Demand

  The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has slowed the growth of demand for propane by retail customers. The Partnership cannot predict the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on its operations.

 The Partnership Is Subject to Operating and Litigation Risks Which May Not Be Covered by Insurance

  The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing and transporting and otherwise providing for use by consumers of combustible liquids such as propane. As a result, the Partnership may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership maintains insurance policies with insurers in such amounts and with such coverages and deductibles as the General Partner believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices. In addition, the occurrence of an explosion may have an adverse effect on the public's desire to use propane.

 The Retail Propane Business Faces Competition from Alternative Energy Sources

  Propane is sold in competition with other sources of energy, some of which are less costly for equivalent energy value. The Partnership competes for customers against suppliers of natural gas. Because of the significant cost advantage of natural gas over propane, propane is generally not competitive with natural gas in those areas where natural gas is readily available. The expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in areas that previously depended upon propane. To a lesser extent, the Partnership also competes for customers against suppliers of electricity and fuel oil. The General Partner cannot predict the effect that the development of alternative energy sources might have on the operations of the Partnership. See "Business--Industry Background and Competition."

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

 Cash Distributions Are Not Guaranteed and May Fluctuate with Partnership Performance

  Although the Partnership distributes all of its Available Cash, there can be no assurance regarding the amounts of Available Cash that the Partnership will generate. The actual amounts of Available Cash will depend upon numerous factors, including profitability of operations, required principal and interest payments on the

Partnership's debt, the cost of acquisitions (including related debt service payments), the issuance of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, some of which may be beyond the control of the General Partner. Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits.

  The Partnership Agreement gives the General Partner discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Because the business of the Partnership is seasonal, the General Partner expects that it will make additions to reserves during certain of the Partnership's fiscal quarters in order to fund operating expenses and distributions to partners with respect to other fiscal quarters. In addition, the Partnership is required to make reserves for the future payment of principal and interest on the First Mortgage Notes and in certain instances for the future payment of principal and interest under the Bank Credit Facilities and other indebtedness of the Partnership. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Indebtedness." The Partnership anticipates that reserves for interest on the First Mortgage Notes will be established at approximately $1.7 million at each December 31 and June 30, and the reserves will be eliminated when interest payments are made on the First Mortgage Notes in March and September. Reserves for repayment of principal on the First Mortgage Notes are not required until December 31, 2000 and then will equal 50% of the next installment at each December 31 and June 30 and the reserves will be eliminated when principal payments are made on the First Mortgage Notes in March and September. In addition, the First Mortgage Notes and the Bank Credit Facilities limit the Operating Partnership's ability to distribute cash to the Partnership. Distributions from the Operating Partnership will be the Partnership's primary source of Available Cash. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions by the Partnership, and the Partnership's ability to distribute cash may be limited during the existence of any events of default under any of the Partnership's debt instruments.

 The Partnership's Indebtedness May Limit the Partnership's Ability to Make Distributions and May Affect its Operations

  At September 30, 1997, (after giving pro forma effect to the Offering) the Partnership's total indebtedness as a percentage of total capitalization would have been approximately 57.4%. As a result, the Partnership is significantly leveraged and has indebtedness that is substantial in relation to its partners' equity. The ability of the Partnership to make principal and interest payments will depend on future performance which is subject to many factors, some of which will be outside the Partnership's control. Certain of the Partnership's indebtedness contain provisions relating to change of control. In particular, the First Mortgage Notes and the Bank Credit Facilities require the General Partner to serve as general partner of the Partnership and to maintain with its Affiliates ownership of a minimum number of Units. If such change of control provisions are triggered, (i) under the Bank Credit Facilities, all outstanding indebtedness may become due and (ii) under the First Mortgage Notes, the indebtedness will be re-rated by a rating agency. In such event, there is no assurance that the Partnership will be able to pay the indebtedness, in which case the lenders would have the right to foreclose on the Partnership's assets, which would have a material adverse effect on the Partnership. There is no restriction on the ability of the General Partner to enter into a transaction which would trigger such change of control provisions. In addition, all of the Partnership's indebtedness is secured by substantially all of the assets of the Partnership and will contain covenants that limit the ability of the Operating Partnership to distribute cash and to incur additional indebtedness. In the case of a continuing default by the Partnership under such indebtedness, the lenders would have the right to foreclose on the Partnership's assets, which would have a material adverse effect on the Partnership. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, may limit the Partnership's ability to make distributions to Unitholders. The Partnership's leverage may also adversely affect the ability of the Partnership to finance its future operations and capital needs, may limit its ability to pursue other business opportunities and may make its results of operations more susceptible to adverse economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Indebtedness."

 Holders of Common Units Have Limited Voting Rights; The General Partner Manages and Operates the Partnership

  The General Partner manages and operates the Partnership. Unlike the holders of common stock in a corporation, holders of outstanding Common Units have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units have no right to elect the General Partner on an annual or other continuing basis, and the General Partner generally may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding Units, excluding those held by the General Partner and its Affiliates. As a result, holders of Common Units have limited influence on matters affecting the operation of the Partnership and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership. See "The Partnership Agreement."

 The Partnership May Issue Additional Units, Diluting Existing Unitholders' Interests

  The Partnership may issue an unlimited number of additional limited partner interests of the Partnership for such consideration and on such terms as shall be established by the General Partner in its sole discretion without the approval of the Unitholders. Prior to the end of the Subordination Period, however, the Partnership may not issue equity securities ranking senior to the Common Units or more than 1,300,000 additional Common Units or an equivalent number of securities ranking on a parity with the Common Units (excluding Common Units or parity Units issued upon conversion of Subordinated Units, in connection with certain acquisitions or to repay certain indebtedness), without the approval of a Unit Majority. The Common Units offered hereby (to the extent that the proceeds therefrom are used to refinance acquisition debt) and the Common Units issued to Star Gas in connection with the Pearl Gas Acquisition will be excluded from such 1,300,000 Common Units. See "The Partnership Agreement--Issuance of Additional Securities." The effect of any such issuance may be to dilute the interests of holders of Units in distributions by the Partnership and to make it more difficult for a person or group to remove the General Partner as a general partner or otherwise change management of the Partnership.

 The General Partner Will Have a Limited Call Right with Respect to the Common Units

  If, at any time, not more than 20% of the issued and outstanding Common Units are held by persons other than the General Partner and its Affiliates, the General Partner will have the right, which it may assign to any of its Affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at specified prices. As a consequence of the General Partner's right to purchase outstanding Common Units, a Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the Unitholder would desire to receive upon the sale of his Common Units. See "The Partnership Agreement--Limited Call Right."

 Change of Management Provisions

  The Partnership Agreement contains certain provisions that may discourage a person or group from attempting to remove the General Partner as general partner. The Partnership Agreement provides that if the General Partner is removed other than for Cause, the Subordination Period will end, all arrearages on the Common Units will terminate and all outstanding Subordinated Units will convert into Common Units. See "The Partnership Agreement-- Withdrawal or Removal of the General Partner; Approval of Successor General Partner." The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances.

 Unitholders May Not Have Limited Liability in Certain Circumstances

  The limitations on the liability of holders of Common Units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of Common Units as a group to remove or replace the General Partner, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then a holder of Common Units could be held liable under certain circumstances for the Partnership's obligations to the same extent as the General Partner. See "The Partnership Agreement-- Limited Liability" for a discussion of the limitations on liability and the implications thereof to a holder of Common Units.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

  Conflicts of interest have arisen and could arise in the future as a result of the relationships between the General Partner and its Affiliates, on the one hand, and the Partnership or any partner thereof, on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner in a manner beneficial to the shareholder of the General Partner. At the same time, the General Partner, as general partner, has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the duties of the directors and officers of the General Partner to its sole shareholder, Petro.

  Such conflicts of interest might arise in the following situations, among others:

    (i) Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the General Partner may have the effect of enabling the General Partner to receive incentive distributions or accelerating the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

    (ii) The Partnership does not have any employees and relies solely on employees of the General Partner and its Affiliates.

    (iii) Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its Affiliates for costs incurred in managing and operating the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership.

    (iv) Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets.

    (v) Any agreements between the Partnership and the General Partner and its Affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such Affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

    (vi) Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its Affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its Affiliates, on the other, are or will be the result of arm's-length negotiations.

    (vii) The General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its Affiliates or to the Partnership.

    (viii) The Partnership Agreement provides that, subject to certain restrictions, it will not constitute a breach of the General Partner's fiduciary duties to the Partnership or the Unitholders for the General Partner's Affiliates, including Petro, to engage in activities of the type conducted by the Partnership, even if in direct competition with the Partnership. The General Partner and its Affiliates have no obligation to present business opportunities to the Partnership.

  Petro has agreed with the Partnership that neither Petro nor any of its Affiliates will acquire a business which derives any revenues from the sale of propane, if, after giving effect to such acquisition, Petro's Pro Forma Propane Volumes would equal or exceed the lesser of (i) 15% of the Partnership's reported propane volume sold for the most recently completed four fiscal quarters which ended at least 90 days prior to the date of such acquisition or (ii) 15 million gallons of propane. Petro's "Pro Forma Propane Volumes" means that actual propane volumes sold by Petro and any of its Affiliates (other than the Partnership) for the most recently completed four fiscal quarters which ended at least 90 days prior to the date of determination plus the propane volumes sold by the propane business to be acquired for the most recently completed four fiscal quarters which ended at least 90 days prior to the date of determination. In addition, in the event Petro or an Affiliate owns a propane business, Petro or such Affiliate may not accept as a customer any person who is a customer of the Partnership.

  Notwithstanding the above, there are no restrictions on the ability of Petro or other Affiliates of the General Partner to engage in the sale of propane outside the continental United States or to trade or store propane. Petro has advised the Partnership that it currently has no plans to acquire any propane business, engage in the sale of propane outside the continental United States or to trade or store propane.

  Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of the Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its Affiliates on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest and actions of the General Partner and its Affiliates that might otherwise be prohibited, including those described in paragraphs (i)-(viii) above, and provides that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty. The General Partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of the Partnership without undue risk of liability.

  The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its Affiliates and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any actual omissions if the General Partner and other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partner, its Affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

  The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partner that would be in effect under common law were it not for the Partnership Agreement. See "Conflicts of Interest and Fiduciary
Responsibility--Fiduciary Duties of the General Partner."

TAX CONSIDERATIONS

  For a general discussion of the expected federal income tax consequences of owning and disposing of Units, see "Tax Considerations."

 Tax Treatment Is Dependent on Partnership Status

  The availability to a Unitholder of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership (unless the context requires otherwise, references in this subdivision to the Partnership are references to both the Partnership and the Operating partnership) as a partnership for federal income tax purposes. Based on certain representations by the General Partner, counsel is of the opinion that, under current law, the Partnership has been and will continue to be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to such status has been or will be requested, and the opinion of counsel is not binding on the IRS. One of the representations of the General Partner on which the opinion of counsel is based is that at least 90% of the Partnership's gross income for each taxable year has been and will be "qualifying income." Whether the Partnership will continue to be classified as a partnership in part depends, therefore, on the Partnership's ability to meet this qualifying income test in the future. See "Tax Considerations-- Partnership Status."

  If the Partnership were classified as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates, distributions would generally be taxed to the Unitholders as corporate distributions, and no income, gain, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the Unitholders would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the Unitholders and this would likely result in a substantial reduction in the value of the Units. See "Tax Considerations--Partnership Status."

  There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an entity taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement relating to the subordination of distributions on Subordinated Units will be subject to change, including a decrease in the amount of the Minimum Quarterly Distribution (and Target Distribution Levels) to reflect the impact of such law on the Partnership. See "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

 No IRS Ruling with Respect to Tax Consequences

  No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income", or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partner.

 Deductibility of Losses

  In the case of taxpayers subject to the passive loss rules, losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Unused losses may be deducted when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party. Net passive income from the

Partnership may be offset by a Unitholder's unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See "Tax Considerations--Tax Consequences of Unit Ownership--Limitations on Deductibility of Partnership Losses."

 Tax Liability Exceeding Cash Distribution

  A Unitholder will be required to pay federal income tax and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, even if he receives no cash distributions from the Partnership. No assurance can be given that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Units. See "Tax Considerations--Tax Consequences of Unit Ownership" and "--Disposition of Units."

 Bunching of Income

  Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on other than December 31 and who disposes of Units following the close of the Partnership's taxable year but before the close of the Unitholder's taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for the Unitholder's taxable year with the result that the Unitholder will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See "Tax Considerations--Disposition of Common Units--Allocations Between Transferors and Transferees."

 Ownership of Units by Tax-Exempt Organizations and Certain Other Investors

  Investment in Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, much of the taxable income derived by most organizations exempt from federal income tax (including IRAs and other retirement plans) from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder. See "Tax Considerations--Uniformity of Units-- Tax-Exempt Organizations and Certain Other Investors."

 Tax Shelter Registration; Potential IRS Audit

  The Partnership is registered with the IRS as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profit interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's returns will lead to adjustments in the Unitholders' returns and may lead to audits of Unitholders' returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

 Possible Loss of Tax Benefits Relating to Non-uniformity of Units and Nonconforming Depreciation Conventions

  Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of Units must be maintained. To maintain uniformity and for other reasons, the Partnership has adopted certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Units and could have a negative impact on the value of the Units. See "Tax Considerations--Uniformity of Units."

 State, Local and Other Tax Considerations

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. The General Partner anticipates that substantially all of the Partnership's income will be generated in the following states: Connecticut, Indiana, Kentucky, Maine, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Rhode Island, each of which currently imposes a personal income tax. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See "Tax Considerations--State, Local and Other Tax Considerations."

 Tax Gain or Loss on Disposition of Units

  A Unitholder who sells Units will recognize gain or loss equal to the difference between the amount realized (including his share of Partnership nonrecourse liabilities) and his adjusted tax basis in such Units. Thus, prior Partnership distributions in excess of cumulative net taxable income in respect of a Unit which decreased a Unitholder's tax basis in such Unit will, in effect, become taxable income if the Unit is sold at a price greater than the Unitholder's tax basis in such Units, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income. Furthermore, should the IRS successfully contest certain conventions to be used by the Partnership, a Unitholder could realize more gain on the sale of Units than would be the case under such conventions without the benefit of decreased income in prior years.

 Reporting of Partnership Tax Information and Audits

  The Partnership will furnish each holder of Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use the various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                                USE OF PROCEEDS

  The net proceeds to the Partnership from the sale of the Common Units offered hereby at an assumed offering price of $21.50 per Common Unit will be approximately $16.0 million after deducting estimated underwriting discounts and commissions and the estimated expenses of this Offering. Approximately $10.0 million of the net proceeds of this Offering will be used to reduce the outstanding balance under the Acquisition Facility, which aggregated $21.0 million as of November 30, 1997, and the balance will be used for general partnership purposes and to reduce working capital borrowings. The Acquisition Facility borrowings bear interest at a rate equal to 7.3% per annum.

  The Partnership will not receive any of the proceeds from the sale of Common Units by the Selling Unitholder.

                                CAPITALIZATION

  The following table sets forth (i) the historical capitalization of the Partnership as of September 30, 1997, (ii) as adjusted to give pro forma effect to the Pearl Gas Acquisition and (iii) as further adjusted to give pro forma effect to the closing of this Offering, including the sale of Common Units offered hereby at an assumed offering price of $21.50 per Common Unit and the application by the Partnership of the net proceeds therefrom as described in "Use of Proceeds." The table should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus.

                                                   SEPTEMBER 30, 1997
                                          -------------------------------------
                                           ACTUAL   AS ADJUSTED(a) PRO FORMA(a)
                                          --------  -------------- ------------
                                                     (IN THOUSANDS)
   Cash.................................. $    889     $    742      $  7,077
                                          ========     ========      ========
   Debt:
     First Mortgage Notes................ $ 85,000     $ 85,000      $ 85,000
     Acquisition Facility................      --        21,000        11,000
                                          --------     --------      --------
       Total debt........................   85,000      106,000        96,000
                                          --------     --------      --------
   Partners' capital:
     Common Unitholders..................   47,573       50,970        66,957
     Subordinated Unitholders............    4,034        4,034         4,034
     General Partner.....................      (29)          41           389
                                          --------     --------      --------
     Total partners' capital.............   51,578       55,045        71,380
                                          --------     --------      --------
       Total capitalization.............. $136,578     $161,045      $167,380
                                          ========     ========      ========

--------
(a) See the Pro Forma Consolidated Financial Statements of Star Gas Partners, L.P., included elsewhere in this Prospectus, for a discussion of the pro forma adjustments.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

  The Common Units, representing common limited partner interests in the Partnership, are listed and traded on the Nasdaq National Market under the symbol SGASZ. The Common Units began trading on December 20, 1995, at an initial public offering price of $22.00 per Common Unit. The following table sets forth the closing high and low sales prices for the Common Units on the Nasdaq National Market and the cash distribution declared per Common Unit for the periods indicated.

                     COMMON UNIT CLOSING SALES PRICE RANGE

                                                                          CASH DISTRIBUTIONS
                                 HIGH                    LOW              DECLARED PER UNIT
                         ----------------------- ----------------------- --------------------
FISCAL QUARTER            1998      1997   1996   1998      1997   1996   1998   1997   1996
--------------           ------    ------ ------ ------    ------ ------ ------ ------ ------
First Quarter........... $24.00(a) $23.88 $22.50 $21.25(a) $21.75 $22.00  $0.55 $ 0.55    --
Second Quarter..........    --     $24.63 $22.50    --     $20.75 $21.13    --  $ 0.55    --
Third Quarter...........    --     $21.88 $22.00    --     $19.00 $19.75    --  $ 0.55 $ 0.62(b)
Fourth Quarter..........    --     $23.50 $24.75    --     $21.00 $20.50    --  $ 0.55 $ 0.55

--------

(a) Through December 3, 1997.
(b) This distribution amounted to $0.6225 per unit and represented a pro rata distribution of $0.0725 per unit for the period December 20, 1995 to December 31, 1995 and a quarterly distribution of $0.55 per unit for the three months ended March 31, 1996.

  The last reported sale price of Common Units on the Nasdaq National Market on December 3, 1997 was $21.50 per Common Unit.

  As of November 20, 1997, there were approximately 116 holders of record of the Partnership's Common Units. There is no established public trading market for the Partnership's 2,396,078 Subordinated Units which are all held by the General Partner. The Partnership makes quarterly distributions to its Partners in an aggregate amount equal to its Available Cash for such quarter. See "Cash Distribution Policy."

                           CASH DISTRIBUTION POLICY

  The Partnership distributes to its partners, on a quarterly basis, all its Available Cash in the manner described herein. "Available Cash" is defined in the Glossary and generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement or (iii) provide funds for distributions to the Unitholders and the General Partner during the next four quarters.

  Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders in relation to the General Partner, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "--Quarterly Distributions of Available Cash."

  Operating Surplus generally refers to (i) the cash balance of the Partnership on the date the Partnership commenced operations, plus $6.0 million, plus all cash receipts of the Partnership, less (ii) all Partnership operating expenses (including expenses of the General Partner incurred on behalf of the Partnership), debt service payments, maintenance capital expenditures and reserves established for future Partnership operations.

  Capital Surplus will generally be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets, all as disposed of in the ordinary course of business).

  To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash (irrespective of its source) will be deemed to be Capital Surplus and distributed accordingly.

  If Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Unit equal to $22.00 per Common Unit (the "Initial Unit Price"), the distinction between Operating Surplus and Capital Surplus will cease, and all distributions will be treated as from Operating Surplus. The General Partner does not expect that there will be significant distributions from Capital Surplus.

  The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions differ from the rights of the holders of Common Units. For any given quarter, Available Cash will be distributed to the General Partner and to the holders of Common Units, and it may also be distributed to the holders of Subordinated Units, depending upon the amount of Available Cash for the quarter, amounts distributed in prior quarters, whether the Subordination Period has ended and other factors discussed below.

  The discussion below indicates the percentages of cash distributions required to be made to the General Partner and the Common Unitholders and the circumstances under which holders of Subordinated Units are entitled to cash distributions and the amounts thereof. For a discussion of Available Cash from Operating Surplus available for distributions with respect to the Units on a pro forma basis, see "--Cash Available for Distribution."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

  The Partnership will make distributions to its partners with respect to each fiscal quarter of the Partnership prior to liquidation in an amount equal to all of its Available Cash for such quarter. Distributions will be made approximately 45 days after each March 31, June 30, September 30 and December 31, to holders of record on the applicable record date. The first distribution on the Common Units purchased in this Offering will be paid with respect to the quarter ending December 31, 1997 on or about February 13, 1998 to holders of record on or about February 2, 1998.

  With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Cumulative Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. Upon expiration of the Subordination Period, all Subordinated Units will be converted (on a one-for-one basis) into Common Units and will participate pro rata with all other holders of Common Units in future distributions of Available Cash. Under certain circumstances, up to 1,198,040 Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

  The Minimum Quarterly Distribution and the Target Distribution Levels are subject to adjustment as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

  The Subordination Period will generally extend until the first day of any quarter beginning on or after January 1, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units.

  Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on the first day after the record date established for any quarter ending on or after March 31, 1999 (with respect to 599,020 of the Subordinated Units) and March 31, 2000 (with respect to an additional 599,020 of the Subordinated Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units.

  Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed other than for Cause, the Subordination Period will end, the existing arrearages on the Common Units will terminate and the Subordinated Units will immediately convert into Common Units.

  "Adjusted Operating Surplus" for any period generally means Operating Surplus generated during such period, but excluding (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period, but including (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium.

  Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

  first, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

  second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit an amount equal to any Cumulative Common Unit Arrearages on each Common Unit with respect to any prior quarter;

  third, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

  thereafter, in the manner described in "--Incentive Distributions" below.

  The above references to the 2% of Available Cash constituting Operating Surplus distributed to the General Partner are references to the amount of the General Partner's percentage interest in distributions from the Partnership and the Operating Partnership on a combined basis. The General Partner owns a 1% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership. Other references in this Prospectus to the General Partner's 2% interest or to distributions of 2% of Available Cash are also references to the amount of the General Partner's combined percentage interest in the Partnership and the Operating Partnership.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

  Distributions by the Partnership of Available Cash constituting Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

  first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

  thereafter, in the manner described in "--Incentive Distributions" below.

INCENTIVE DISTRIBUTIONS

  For any quarter for which Available Cash from Operating Surplus is distributed in respect of both the Common Units and the Subordinated Units in an amount equal to the Minimum Quarterly Distribution and Available Cash has been distributed on outstanding Common Units in such amount as may be necessary to eliminate any Cumulative Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partner in the following manner:

  first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate any Cumulative Common Unit Arrearages) a total of $0.604 for such quarter in respect of each Unit (the "First Target Distribution");

  second, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate any Cumulative Common Unit Arrearages) a total of $0.711 for such quarter in respect of each Unit (the "Second Target Distribution");

  third, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate any Cumulative Common Unit Arrearages) a total of $0.926 for such quarter in respect of each Unit (the "Third Target Distribution"); and

  thereafter, 50% to all Unitholders, pro rata, and 50% to the General
Partner.

  The following table illustrates the percentage allocation of any such additional Available Cash among the Unitholders and the General Partner up to the various Target Distribution Levels at each different level of allocation between the Unitholders and the General Partner. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the Unitholders and the General Partner in any Available Cash from Operating Surplus distributed up to and including the quarterly distribution amount shown, until Available Cash reaches the next Target Distribution Level, if any. The calculations are based on the assumption that the quarterly distribution amounts shown do not include any Cumulative Common Unit Arrearages. The percentage interests shown for the Unitholders and the General Partner for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution.

                                               MARGINAL PERCENTAGE
                                            INTEREST IN DISTRIBUTIONS
                            TOTAL QUARTERLY ------------------------------
                             DISTRIBUTION                      GENERAL
                                AMOUNT       UNITHOLDERS       PARTNER
                            --------------- --------------    ------------
   Minimum Quarterly
    Distribution...........     $0.550                    98%              2%
   First Target
    Distribution...........     $0.604                    98%              2%
   Second Target
    Distribution...........     $0.711                    85%             15%
   Third Target
    Distribution...........     $0.926                    75%             25%
   Thereafter..............        --                     50%             50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

  Distributions by the Partnership of Available Cash from Capital Surplus will be made 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Partnership shall have distributed, in respect of each Unit, Available Cash from Capital Surplus in an aggregate amount per Unit equal to the Initial Unit Price. Thereafter, all distributions from Capital Surplus will be distributed as if they were from Operating Surplus.

  As a distribution is made from Capital Surplus, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Initial Unit Price immediately after giving effect to such repayment and the denominator of which is the Unrecovered Initial Unit Price immediately prior to such repayment. For example, based on the Unrecovered Initial Unit Price of $22.00 per Unit and assuming Available Cash from Capital Surplus of $11.00 per Unit is distributed to Unitholders (assuming no prior adjustments), then the amount of the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 50% of its initial level.

  When "payback" of the Initial Unit Price has occurred, i.e., when the Unrecovered Initial Unit Price is zero, then in effect the Minimum Quarterly Distribution and the Target Distribution Levels each will have been reduced to zero. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus and, because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partner will be entitled to receive 50% of all distributions of Available Cash after distributions in respect of Cumulative Common Unit Arrearages.

  Distributions from Capital Surplus will not reduce the Minimum Quarterly Distribution or any of the Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

  In addition to adjustments made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Initial Unit Price, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, the Target Distribution Levels and the Unrecovered Initial Unit Price would each be reduced to 50% of its initial level.

  The Minimum Quarterly Distribution and Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and Target Distribution Levels for each quarter thereafter would be reduced to amounts equal to the product of (i) the respective Minimum Quarterly Distribution or Target Distribution Level multiplied by (ii) one minus the sum of (x) the maximum marginal federal income tax rate to which the Partnership is then subject as an entity plus (y) any increase in the effective overall state and local income tax rate to which the Partnership is subject as a result of the new imposition of the entity level tax (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

  Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partner in accordance with their respective capital account balances, as so adjusted.

  Partners are entitled to liquidation distributions in accordance with capital account balances. Although operating losses are allocated to all Unitholders pro rata, the allocations of gains and losses attributable to liquidation are intended to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Partnership, to the extent of the Unrecovered Initial Unit Price plus any Cumulative Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the holders of Common Units to fully recover all of such amounts, even though there may be cash available for distribution to the holders of Subordinated Units. The manner of such adjustment is provided in the Partnership Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Any gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

  first, to the General Partner and the holders of Units that have negative balances in their capital accounts to the extent of and in proportion to such negative balance;

  second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the capital account for each Common Unit is equal to the Unrecovered Initial Unit Price in respect of such Common Unit

(including the amount of the Minimum Quarterly Distribution for the fiscal quarter during which the dissolution occurs) plus any Cumulative Common Unit Arrearages in respect of such Common Units;

  third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the capital account for each Subordinated Unit is equal to the Unrecovered Subordinated Unit Capital (including the amount of the Minimum Quarterly Distribution for the fiscal quarter during which the dissolution occurs) in respect of a Subordinated Unit;

  fourth, 98% to all Unitholders, pro rata and 2% to the General Partner, until there has been allocated under this clause fourth an amount per Unit equal to (a) the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Partnership's existence, less (b) the amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that was distributed 98% to the Unitholders, pro rata, and 2% to the General Partner, for each quarter of the Partnership's existence;

  fifth, 85% to all Unitholders, pro rata, and 15% to the General Partner until there has been allocated under this clause fifth an amount per Unit equal to (a) the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that was distributed 85% to the Unitholders, pro rata, and 15% to the General Partner, for each quarter of the Partnership's existence;

  sixth, 75% to all Unitholders, pro rata, and 25% to the General Partner, until there has been allocated under this clause sixth an amount per Unit equal to (a) the excess of the Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that was distributed 75% to the Unitholders, pro rata, and 25% to the General Partner, for each quarter of the Partnership's existence; and

  thereafter, 50% to all Unitholders, pro rata, and 50% to the General
Partner.

  Any loss or unrealized loss will be allocated to the General Partner and the Unitholders as follows: first, 98% to the Subordinated Unitholders in proportion to the positive balances in their respective capital accounts, and 2% to the General Partner, until the positive balances in such Subordinated Unitholders' respective capital accounts have been reduced to zero; second, 98% to the Common Unitholders in proportion to the positive balances in their respective capital accounts, and 2% to the General Partner, until the positive balances in such Common Unitholders' respective capital accounts have been reduced to zero; and thereafter, to the General Partner.

  Interim adjustments to Capital Accounts will be made at the time the Partnership issues additional interests in the Partnership or makes distributions of property. Such adjustments will be based on the fair market value of the interests issued or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders in the same manner as gain or loss is allocated upon liquidation.

CASH AVAILABLE FOR DISTRIBUTION

  Based in part upon the Partnership's actual results of operations for fiscal 1997, the Partnership believes that it will generate sufficient Available Cash from Operating Surplus during fiscal 1998 to cover the full Minimum Quarterly Distribution for four quarters on all of the outstanding Common Units and Subordinated Units and the general partner interests. The Partnership's belief is based on a number of assumptions, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins will remain constant and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, most of the assumptions are not within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year or even series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate. As a result, the Operating Surplus of the Partnership could deviate from that currently expected. See "Risk Factors."

  The Partnership is required to establish reserves for the future payment of principal and interest on the First Mortgage Notes and the indebtedness under the Bank Credit Facilities. There are other provisions in such agreements which will, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Indebtedness."

        SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

  The following table sets forth for the periods and dates indicated, selected historical and operating data for the Partnership and the Star Gas Group and pro forma financial and operating data for the Partnership.

  The selected historical financial data presented below for, and as of the end of, each of the years in the five-year period ended September 30, 1997 are derived from the consolidated financial statements of the Partnership and the Star Gas Group, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants.

  The Consolidated Financial Statements as of September 30, 1996 and 1997, and for each of the years in the three-year period ended September 30, 1997, and the report thereon, are included elsewhere in this Prospectus.

  The Selected Pro Forma Financial Data is derived from the unaudited pro forma consolidated financial statements of the Partnership and should be read in conjunction therewith.

  The information presented below under the caption "Other Data" is unaudited.

                    PARTNERSHIP/STAR GAS GROUP--HISTORICAL

                                   YEAR ENDED SEPTEMBER 30,                    PARTNERSHIP
                         -----------------------------------------------------  PRO FORMA
                           1993         1994      1995       1996(a)    1997     1997(b)
                         --------     --------  --------     -------- -------- -----------
                                   (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS
 DATA
Sales................... $143,216     $128,040  $104,550     $119,634 $135,159  $149,766
Gross profit............   69,861       69,487    54,890       61,077   62,948    69,396
Depreciation and
 amortization...........   16,703       13,039    10,073        9,808   10,405    11,495
Operating income
 (loss).................  (30,313)(c)    9,393     2,555        9,802    9,003    11,228
Interest expense, net...   16,479       10,497     8,549        7,124    6,966     7,766
Net income (loss).......  (47,049)(c)   (1,404)   (6,169)(d)    2,593    2,012     3,437
Net income per
 Unit(e)(f)............. $    --      $    --   $    --      $   0.11 $   0.37  $   0.54
Cash distributions
 declared per Unit(f)...      --           --        --          1.17     2.20      2.20
BALANCE SHEET DATA (END
 OF PERIOD)
Current assets.......... $ 20,637     $ 17,374  $ 14,266     $ 17,842 $ 14,165  $ 21,833
Total assets............  157,847      147,608   155,393      156,913  147,469   179,712
Long-term debt..........  123,992       70,163     1,389       85,000   85,000    96,000
Due to Petro............    4,723        8,809    86,002          --       --        --
Predecessor's equity
 (deficiency)/Partners'
 capital................   (2,825)      44,328    44,305       61,398   51,578    71,380
OTHER DATA
EBITDA(g)............... $ 19,652     $ 21,946  $ 13,541(d)  $ 19,870 $ 19,703  $ 22,988
Retail propane gallons
 sold...................  114,405      110,069    89,133       96,294   94,893   109,196
Total capital
 expenditures(h)........    4,688        5,419     7,988        5,332    5,279     5,579(i)

--------
(a) Reflects the results of operations of the Star Gas Group for the period October 1, 1995 through December 20, 1995 and the results of the Partnership from December 20, 1995 through September 30, 1996. The operating results for the year ended September 30, 1996 were combined to facilitate an analysis of the fundamental operating data. For the actual results of the Partnership from December 20, 1995 through September 30, 1996, see the Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus.
(b) The pro forma financial statements represent the Partnership's historical financial statements as of and for the fiscal year ended September 30, 1997, as adjusted on a pro forma basis to give effect to (i) the Pearl

   Gas Acquisition and (ii) the closing of this Offering and the application of the net proceeds therefrom as described under "Use of Proceeds."
(c) Includes a loss of approximately $33.0 million in respect of a charge for the impairment of long-lived assets.
(d) The decline in net income and EBITDA during fiscal year 1995 was primarily due to the significantly warmer than normal weather conditions during the 1995 heating season. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(e) Net income per Unit is computed by dividing the limited partners' interest in net income by the limited partners' weighted average number of Units outstanding.
(f) The closing of the IPO occurred on December 20, 1995, and thus per Unit figures are only shown for periods thereafter.
(g) EBITDA is defined as operating income plus depreciation and amortization, less net gain (loss) on sale of businesses, equipment and other non-cash charges (including the impairment of long-lived assets). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution. For a discussion of the cash flows provided by (used in) the Partnership's and the Star Gas Group's operating, investing and financing activities, see the statements of cash flows in the Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus.
(h) The net maintenance capital expenditures for the fiscal years ended September 30, 1996 and 1997 were $2.3 million and $3.1 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(i) Includes historical net maintenance capital expenditures of the Partnership of $3.1 million and Management's estimated net maintenance capital expenditures for Pearl Gas of $0.3 million (Pearl Gas' actual net maintenance capital expenditures for the twelve months ended September 30, 1997 were $0.1 million).

   MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  In analyzing the historical financial results of the Partnership and the Star Gas Group, the following matters should be considered.

  Following Petro's initial investment in Star Gas in December 1993, new management initiated significant restructuring efforts in order to focus and expand its operations in its most profitable geographic markets, the Midwest and Northeast. These activities included Star Gas' divestiture of its Texas operations in August 1994, the sale of its southern Georgia operations in November 1994 and the completion of six acquisitions totaling 4.7 million gallons annually in its core Midwest and Northeast markets from June 1994 to July 1996.

  The results for fiscal 1997 do not include the operating results of the Partnership's most recent acquisition, Pearl Gas, which was completed on October 22, 1997. On a pro forma basis, after giving effect to the Pearl Gas Acquisition, and the completion of this Offering, for the fiscal year ended September 30, 1997, the Partnership's volume of retail propane gallons sold, EBITDA and net income would have been 109.2 million gallons, $23.0 million and $3.4 million, respectively, as compared to the Partnership's historical results of 94.9 million gallons, $19.7 million and $2.0 million, respectively. See the Pro Forma Consolidated Financial Statement of Star Gas Partners, L.P. included elsewhere in this Prospectus.

  Gross profit margins vary according to the customer mix. For example, sales to certain customer groups, such as residential or commercial, generate higher gross profit margins than sales to other customer groups, such as agricultural customers. Accordingly, a change in customer mix can affect gross profit without necessarily impacting total sales.

  Because propane's primary use is for heating in residential and commercial buildings, weather conditions have a significant impact on the financial performance of the Partnership. Management believes that despite year-to-year fluctuations, average temperatures have been relatively stable over time. Nevertheless, as reflected by the unusually warm weather in fiscal 1995, actual yearly weather conditions can vary substantially from historical averages. Accordingly, in analyzing changes in financial performance, the weather conditions in which the Partnership/Star Gas Group operated in any given period should be considered.

RESULTS OF OPERATIONS AND OTHER DATA

  The following discussion reflects the results of operations and operating data of the Star Gas Group for the year ended September 30, 1995 and is compared to the combined results of the Star Gas Group for the period October 1, 1995 through December 20, 1995, and the results of the Partnership from December 20, 1995 through September 30, 1996 and for the year ended September 30, 1997. The operating results of the Star Gas Group and the Partnership for the year ended September 30, 1996 were combined to facilitate an analysis of the fundamental operating data. For the actual results of the Partnership from December 20, 1995 through September 30, 1996, see the Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus.

 Fiscal Year Ended September 30, 1997 Compared To Fiscal Year Ended September 30, 1996

  Volume. For the year ended September 30, 1997, retail propane volume declined 1.4 million gallons, or 1.5%, to 94.9 million gallons, as compared to
96.3 million gallons for fiscal 1996. The decline was primarily attributable to the effect on volume of warmer temperatures experienced during the second fiscal quarter of fiscal 1997 compared to the prior year's second fiscal quarter and to customer conservation efforts attributable to significantly higher propane selling prices. The Partnership was able to mitigate the effects of the warmer temperatures on retail propane volume through both internal account growth and two acquisitions completed since March 15, 1996. Also favorably impacting the year-to-year comparison was an increase in sales to agricultural customers, resulting from a return to more normal propane demand for grain drying.

  Sales. For the year ended September 30, 1997, sales increased $15.5 million, or 13.0%, to $135.2 million, as compared to $119.6 million for the year ended September 30, 1996. The increase was due to higher selling prices in response to an industry wide significant increase in propane supply costs experienced during fiscal 1997.

  Cost of Sales. Cost of sales increased $13.7 million, or 23.3%, to $72.2 million for fiscal 1997, as compared to $58.6 million for fiscal 1996. The increase was due to higher per gallon propane supply costs.

  Gross Profit. Gross profit increased $1.9 million, or 3.1%, to $62.9 million for fiscal 1997, as compared to $61.1 million for fiscal 1996. The increase in gross profit resulted from higher per gallon margins across all market segments which was partially offset by the impact of slightly lower retail propane volume.

  Delivery and Branch Expenses. Delivery and branch expenses increased $1.7 million, or 4.8%, to $36.4 million for fiscal 1997, as compared to $34.8 million for fiscal 1996. The increase was primarily due to the additional expenses associated with the first fiscal quarter's increase in agricultural volume, higher vehicle operating costs due to an increase in fuel costs and higher employee benefit expenses.

  Depreciation and Amortization. Depreciation and amortization expenses increased $0.6 million, or 6.1%, to $10.4 million for fiscal 1997, as compared to $9.8 million for fiscal 1996, due to the impact of two acquisitions completed since March 15, 1996, the amortization of certain deferred charges relating to the First Mortgage Notes and depreciation expense associated with capital expenditures made during fiscal 1997 and 1996.

  General and Administrative Expenses. General and administrative expenses increased $0.4 million, or 5.6%, to $6.8 million for fiscal 1997, as compared to $6.5 million for fiscal 1996. This increase was primarily due to $0.9 million of one-time expenses associated with the exploration of strategic alternatives designed to maximize Unitholder value, including, without limitation, the sale or merger of the Partnership, offset by lower acquisition related expenses. On March 3, 1997, the Partnership decided to terminate its efforts to seek a merger or possible sale of the Partnership.

  Interest Expense, Net. Interest expense, net declined $0.1 million, or 2.2%, to $7.0 million for fiscal 1997, as compared to $7.1 million for fiscal 1996. This reduction was primarily due to a decline in the weighted average borrowing rate.

  Income Tax Expense. Income tax expense primarily represents certain state income taxes related to the Partnership's wholly owned corporate subsidiary which conducts non-qualifying master limited partnership business.

  Net Income. Net income decreased $0.6 million or 22.4% to $2.0 million for fiscal 1997, as compared to $2.6 million for fiscal 1996. This decrease was attributable to the increase in operating expenses, $0.9 million of one-time costs associated with the exploration of strategic alternatives and $0.6 million of depreciation and amortization which was partially offset by a $1.9 million increase in gross profit.

  EBITDA. EBITDA decreased $0.2 million, or 1.0%, to $19.7 million for fiscal 1997, as compared to $19.9 million for fiscal 1996. Excluding the one-time expenses associated with the strategic alternative, EBITDA increased $0.7 million, or 3.7%, to $20.6 million due to improved per gallon margins across all market segments and growth in the customer base provided by both internal marketing and acquisition efforts. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution.

 Fiscal Year Ended September 30, 1996 Compared To Fiscal Year Ended September 30, 1995

  Volume. For the year ended September 30, 1996, retail propane volume increased 8.0% or 7.2 million gallons to 96.3 million gallons, as compared to
89.1 million gallons for the year ended September 30, 1995.

Excluding the divested southern Georgia operations, which contributed 1.9 million gallons in fiscal 1995, retail propane volume increased 10.4% or 9.1 million gallons. Propane sold to residential and commercial customers increased 17.9% or 11.5 million gallons, due to colder temperatures, acquisitions and internal account growth. Based on degree days in areas in which the Partnership operates, fiscal 1996 was 6.5% colder than normal and 19.5% colder than fiscal 1995. While the residential and commercial market segments were favorably impacted by the colder temperatures, sales to agricultural customers, who use propane predominately in the grain drying process, declined by approximately 2.5 million gallons primarily due to the unusually dry crop harvest during the first fiscal quarter. For fiscal 1996, propane sold to wholesale customers was 39.0 million gallons, virtually unchanged from the fiscal 1995 level.

  Sales. Sales increased 14.4% or $15.0 million, to $119.6 million for fiscal 1996, as compared to $104.6 million for fiscal 1995. Excluding the results attributable to the southern Georgia operations, which contributed $2.1 million of sales in fiscal 1995, sales rose $17.1 million or 16.7% due to increased volume and higher retail and wholesale selling prices.

  Cost of Sales. Cost of sales increased 17.9% or $8.9 million to $58.6 million for fiscal 1996, as compared to $49.7 million for fiscal 1995. While cost of sales declined by $1.0 million due to the disposition of the southern Georgia assets, cost of sales in the core Midwest and Northeast operations increased by $9.9 million due to the increase in volume and higher per gallon wholesale propane costs. During the first quarter of fiscal 1996, the partnership was able to lower its cost of sales through the utilization of its underground storage facility. However, this benefit was offset during the second fiscal quarter by a rapid spike in wholesale propane costs.

  Gross Profit. Gross profit increased 11.3% or $6.2 million, to $61.1 million for fiscal 1996 as compared to $54.9 million for fiscal 1995. Excluding $1.0 million of gross profit earned by the divested southern Georgia operations in fiscal 1995, gross profit increased 13.4% or $7.2 million and was attributable to retail volume growth, improved wholesale gross profit margins and increased revenues from the sale, service and rental of appliances. Partially offsetting these positive influences on gross profit were the effects of the second quarter rise in wholesale propane costs and the decline in sales to lower margin agricultural customers. On an overall basis, per gallon retail gross profit margins increased as a greater proportion of the Partnership's sales were made to higher margin residential and commercial customers.

  Delivery and Branch Expenses. Delivery and branch expenses declined 1.3% or $0.5 million to $34.8 million for fiscal 1996 as compared to $35.2 million for fiscal 1995. This decline was due to the elimination of $1.6 million of operating costs attributable to the southern Georgia operations which was partially offset by an increase of $1.1 million or 3.4% in the remaining core operations. The 10.4% volume increase and the impact on operating costs of the severe winter weather experienced in the Partnership's Northeast markets were the primary factors for the $1.1 million increase in operating costs in the core operations. On a per gallon basis, operating costs in the Midwest and Northeast operations declined 6.4% due to lower insurance expense, improved operating efficiencies and economies of scale achieved in connection with growing the Partnership's customer base.

  Depreciation and Amortization. Depreciation and amortization expense declined $0.3 million to $9.8 million for fiscal 1996, as compared to $10.1 million for fiscal 1995 primarily due to the divestiture of the southern Georgia operations.

  General and Administrative Expenses. General and administrative expenses increased approximately $0.4 million to $6.5 million for fiscal 1996, as compared to $6.1 million for fiscal 1995. This increase was primarily due to $0.4 million of non-recurring expenses associated with certain professionals engaged by the Partnership to assist management in analyzing and structuring two significant acquisition candidates.

  Net Gain (Loss) on Sales of Assets. Loss on sales of assets declined to $0.3 million for fiscal 1996 from $0.9 million in fiscal 1995. During fiscal 1995 a loss of $0.7 million was recorded in connection with the sale of the southern Georgia operations.

  Interest Expense, Net. Interest expense, net declined 16.7% or $1.4 million to $7.1 million for fiscal 1996, as compared to $8.5 million for fiscal 1995. This reduction was primarily due to a decline in the weighted average long-term borrowing rate and additional income generated on higher cash balances. For further discussions concerning the Partnership's debt structure, see Note 10 of Notes to the Consolidated Financial Statements of the Partnership.

  Income Tax Expense. Income tax expense for fiscal 1996 was approximately $0.1 million. This expense primarily represents certain state income taxes that the Star Gas Group was required to pay. Subsequent to December 20, 1995, taxes on income will be borne by the Partners and not the Partnership, except for income taxes relating to the Partnership's wholly owned corporate subsidiary which conducts non-qualifying master limited partnership business.

  Net Income. Net Income increased $8.8 million to $2.6 million for fiscal 1996 as compared to a loss of $6.2 million in fiscal 1995. The improvement was attributable to the 10.4% increase in retail propane volume, the positive impact of divesting the southern Georgia operations and lower non-cash expenses, including the loss on sales of assets.

  EBITDA. EBITDA increased $6.3 million or 46.7% to $19.9 million for fiscal 1996 as compared to $13.5 million for fiscal 1995. This improvement in EBITDA was the result of the volume increase associated with colder temperatures and growth in the Partnership's customer base due to both acquisitions and internal marketing, partially offset by the impact of lower per-gallon gross profit margins experienced during the second quarter of fiscal 1996. For continuing operations, delivery and branch expenses declined by 6.4%, when measured on a per gallon basis, due to the impact of the cost reduction programs implemented over the prior two years and the increase in volume. Also contributing to the growth in EBITDA was the divestiture of the southern Georgia operations, which reduced EBITDA in the prior year by approximately $0.6 million. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution.

LIQUIDITY AND CAPITAL RESOURCES

  For fiscal 1996, net cash flow provided by operating activities of $10.0 million consisted of $2.6 million of net income and $9.8 million of depreciation and amortization, which was offset by a $2.4 million increase in working capital and other changes. Inventories increased by $2.3 million due to both an increase in propane gallons stored and higher per unit propane costs. Net accounts receivable increased by $0.6 million due to an increase in sales in the fourth quarter of fiscal 1996 compared to the fourth quarter of fiscal 1995. Net cash used in investing activities was $7.0 million for 1996, as the proceeds from the sale of fixed assets of $0.8 million were used to partially fund $2.4 million of acquisitions and $5.3 million of capital expenditures, including $2.3 million of maintenance capital expenditures.

  For fiscal 1997, net cash provided by operating activities of $19.0 million combined with $0.3 million from the sale of certain fixed assets amounted to $19.3 million. These funds were utilized in investing activities to fund $5.3 million of capital expenditures (including $3.1 million of maintenance capital expenditures), in financing activities to repay net credit facility borrowings of $2.4 million and to pay Partnership distributions of $11.8 million. As a result of the above activities, cash at September 30, 1997 declined by $0.2 million to $0.9 million, as compared to $1.1 million on hand at the beginning of the period.

  On October 22, 1997, the Partnership completed the Pearl Gas Acquisition. The purchase price for Pearl Gas was $23.0 million in cash (including estimated working capital of $1.9 million which is subject to adjustment and transaction expenses of $0.4 million) plus the issuance of limited and general partner interests in the Partnership, including 147,727 Common Units issued to the General Partner (valued in total as of the acquisition date at $3.5 million). The Partnership funded the cash portion of the purchase price with $2.0 million of available cash and $21.0 million borrowed under the Partnership's Acquisition Facility. See "Certain Relationships and Related Transactions--Pearl Gas Acquisition."

  Based on its current cash position, bank credit availability and expected net cash flow from operating activities, the Partnership expects to be able to meet all of its above obligations for fiscal 1998, as well as all of its other current obligations as they become due. For fiscal 1998, after giving effect to this Offering, the Partnership anticipates paying interest on its First Mortgage Notes and Acquisition Facility of $6.8 million and $0.9 million, respectively, anticipates paying limited and general partner distributions of approximately $13.4 million and plans to incur approximately $3.0 million in net maintenance capital expenditures.

DESCRIPTION OF INDEBTEDNESS

  Description of First Mortgage Notes. In December 1995, the General Partner issued $85.0 million in First Mortgage Notes pursuant to a First Mortgage Note Agreement with various institutional investors, which Notes were assumed by the Operating Partnership in connection with the Star Gas Conveyance. The Operating Partnership's obligations under the First Mortgage Note Agreement and the First Mortgage Notes are secured, on an equal and ratable basis with the Operating Partnership's obligations under the Bank Credit Facilities, by a mortgage on substantially all of the real property and liens on substantially all of the operating facilities, equipment and other assets of the Operating Partnership (collectively, the "Mortgaged Property"). The First Mortgage Notes bear interest at the annual rate of 8.04%, subject to adjustment as provided in the First Mortgage Note Agreement. The First Mortgage Notes mature approximately 14 years from the date of issuance, and will require semiannual prepayments, without premium, of the principal thereof beginning approximately five years from the date of issuance. The Operating Partnership, at its option, and under certain circumstances following the disposition of assets, may be required to offer to prepay the First Mortgage Notes, in whole or in part. Certain of these prepayments will be at a premium as defined in the First Mortgage Note Agreement.

  The First Mortgage Note Agreement contains various restrictive and affirmative covenants applicable to the Operating Partnership, including (i) restrictions on the incurrence of additional indebtedness other than (a) borrowings under the Bank Credit Facilities, (b) certain indebtedness secured by the Mortgaged Property which is incurred in connection with additions, repairs or improvements to the Mortgaged Property, not to exceed an amount equal to the net proceeds of any partnership interests sold by the Operating Partnership or certain capital contributions to the Operating Partnership to finance such additions, repairs or improvements, (c) additional indebtedness, if after giving effect to the incurrence thereof and the repayment of any debt being refinanced or repaid (x) the ratio of Consolidated Cash Flow to Consolidated Pro Forma Debt Service (each as defined in the First Mortgage Note Agreement) is greater than 2.5 to 1.0 and (y) the ratio of Consolidated Cash Flow to Maximum Consolidated Pro Forma Debt Service (each as defined in the First Mortgage Note Agreement) is greater than 1.25 to 1.0, and which, if incurred in connection with additions, repairs and improvements to Mortgaged Property, may be secured by Mortgaged Property, (d) unsecured debt owed to the General Partner or an Affiliate of the General Partner, provided that such debt is expressly subordinated to the First Mortgage Notes and the Bank Credit Facilities and does not exceed a total of $10 million in the aggregate at any time outstanding, (e) certain subordinated intercompany indebtedness, (f) certain pre-existing indebtedness of acquired persons or assets, provided that
(x) such indebtedness was not incurred in anticipation of such acquisition,
(y) after giving effect to such acquisition, the Operating Partnership could incur at least $1 of additional indebtedness pursuant to clause (c) above and
(z) no condition exists which constitutes an event of default, (g) certain specified preexisting indebtedness and (h) refundings and refinancings of the Bank Credit Facilities and the First Mortgage Notes provided that (x) the principal amount of such indebtedness may not exceed that of the Bank Credit Facilities or the First Mortgage Notes (including any prepayment premium), as the case may be, (y) the maturity date of any such indebtedness shall not exceed that of the Bank Credit Facilities or the First Mortgage Notes, as the case may be, and (z) with respect to secured indebtedness, such indebtedness could be incurred pursuant to clause (c) above, (ii) restrictions on certain liens, investments, guarantees, loans, advances, restricted payments, mergers, consolidations, sales of assets, and entering into transactions with affiliates and (iii) restrictions on the payment of dividends or other distributions in respect of any partnership interest if the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense (each as defined in the First Mortgage Note Agreement) is less than 1.75 to 1.0.

  Upon the closing of this Offering, after giving pro forma effect to this Offering, the Operating Partnership would be in compliance with the restrictive and affirmative covenants applicable under the First Mortgage Note Agreement.

  Under the First Mortgage Note Agreement, so long as no default exists or would result, the Operating Partnership is permitted to make cash distributions to the Partnership not more frequently than quarterly in an amount not to exceed Available Cash (as defined in the First Mortgage Note Agreement) for the immediately preceding calendar quarter. The First Mortgage Note Agreement and the Bank Credit Facilities require that in the quarter preceding a quarter in which an interest payment is to be made on the First Mortgage Notes, Available Cash reflects a reserve equal to 50% of the interest to be paid on the First Mortgage Notes which reserve may, under certain circumstances, be increased. In addition, in the quarter preceding a quarter in which a scheduled principal payment is to be made on the First Mortgage Notes, Available Cash will be required to reflect a reserve equal to 50% of the principal amount to be repaid on such payment date.

  If an event of default exists on the First Mortgage Notes, the Noteholders may accelerate the maturity of the First Mortgage Notes and exercise other rights and remedies, including foreclosure upon the Mortgaged Property. In the case of an event of default referred to in clause (h) below, the acceleration of the maturity of the First Mortgage Notes will occur automatically. Events of default include (a) failure to pay any principal or premium when due, or interest within five days of when due, on the First Mortgage Notes, (b) a material misrepresentation in the First Mortgage Note Agreement, (c) failure to perform or otherwise comply with covenants, (d) default by the Operating Partnership or designated subsidiaries of the Operating Partnership in the payment of any interest on or principal of, or default by any such person in the performance of any agreement if the effect is to permit the acceleration of any indebtedness the aggregate principal amount of which is at least $2 million, (e) the default of the General Partner or the Operating Partnership under certain other agreements, including the Partnership Agreement, which default is unremedied for 30 days, (f) certain unsatisfied judgments in excess of $1 million, (g) a material failure of any of the security documents relating to the Mortgaged Property to be in full force and effect and (h) various bankruptcy or insolvency events involving the Operating Partnership, the General Partner or certain designated subsidiaries of the Operating Partnership.

  Description of Bank Credit Facilities. In December 1995, the Operating Partnership entered into the Bank Credit Facilities with a group of commercial banks. The Bank Credit Facilities consist of a $25.0 million Acquisition Facility and a $12.0 million Working Capital Facility. At November 30, 1997, $21.0 million was outstanding under the Acquisition Facility and $8.7 was outstanding under the Working Capital Facility. Approximately $10.0 million of the net proceeds to the Partnership of this Offering will be used to reduce the outstanding balance of the Acquisition Facility and the balance will be used for general partnership purposes and to reduce working capital borrowings. The Partnership is also contemplating issuing additional institutional debt in order to repay the balance of the Acquisition Facility, of which there can be no assurance. See "Use of Proceeds."

  The agreement governing the Bank Credit Facilities contains covenants and default provisions generally similar to those contained in the First Mortgage Note Agreement. In addition, if the Operating Partnership borrows under the Acquisition Facility, the ratio of Total Funded Debt to Consolidated Cash Flow (as such terms are defined in the Bank Credit Facilities) may not exceed 4.95 to 1.0 through December 31, 1997 and thereafter 4.5 to 1.0. The Operating Partnership's obligations under the Bank Credit Facilities are secured, on an equal and ratable basis with the Operating Partnership's obligations under the First Mortgage Note Agreement and the First Mortgage Notes, by a mortgage on the Mortgaged Property. The Bank Credit Facilities bear interest at a rate based upon, at the Operating Partnership's option, either the London Interbank Offered Rate plus a margin or a Base Rate (each as defined in the Bank Credit Facilities). The Partnership has no present intention of entering into interest rate protection agreements with respect to the Bank Credit Facilities.

  The Working Capital Facility will expire on December 31, 1999, but may be extended annually thereafter with the consent of the banks. The Acquisition Facility will revolve until December 31, 1998, after which time any outstanding loans thereunder will amortize quarterly in equal principal payments over the period from December 31, 1998 through December 31, 2001.

  Amounts borrowed under both facilities are due at maturity. However, there must be no amount outstanding under the Working Capital Facility for at least 30 consecutive days during each calendar year. In addition, if the Operating Partnership exercises its option to convert the Acquisition Facility into a term loan, the outstanding principal balance under this facility will be amortized in equal quarterly installments.

  Certain of the Partnership's indebtedness contain provisions relating to change of control. In particular, the First Mortgage Notes and the Bank Credit Facilities require the General Partner to serve as general partner of the Partnership and to maintain with its Affiliates ownership of a minimum number of Units. If such change of control provisions are triggered, (i) under the Bank Credit Facilities, all outstanding indebtedness may become due and (ii) under the First Mortgage Notes, the indebtedness will be re-rated by a rating agency. In such event, there is no assurance that the Partnership will be able to pay the indebtedness, in which case the lenders would have the right to foreclose on the Partnership's assets, which would have a material adverse effect on the Partnership. There is no restriction on the ability of the General Partner to enter into a transaction which would trigger such change of control provisions.

EFFECTS OF INFLATION

  Although inflation affects the price the Partnership pays for operating and administrative services and propane, the Partnership attempts to limit the effects of inflation on its results of operations through cost control and productivity improvements, as well as through adjustment of sales prices. Changing prices as a result of inflationary pressures have not had a material adverse effect on profitability, although sales may be affected. Inflation has not materially impacted the results of operations and the Partnership does not believe normal inflationary pressures will have a material adverse effect on the profitability of the Partnership in the future.

                                   BUSINESS

GENERAL

  The Partnership is primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. Including the operations of Pearl Gas, the Partnership believes that it is the eighth largest retail propane distributor in the United States, serving approximately 162,000 customers from 54 branch locations and 30 satellite storage facilities in the Midwest and 18 branch locations and 15 satellite storage facilities in the Northeast. The Partnership also serves approximately 60 wholesale customers from its wholesale operation in southern Indiana.

  The Partnership was formed on October 16, 1995 to acquire and operate the propane business of Star Gas and its parent corporation Petro. Substantially all of the consolidated assets and liabilities of the Partnership are accounted for by the Operating Partnership in which the Partnership owns a 99% limited partnership interest and the General Partner owns a 1% general partnership interest.

  The General Partner directs and manages all activities of the Partnership and the Operating Partnership and is reimbursed on a monthly basis for all direct and indirect expenses it incurs on their behalf, including the cost of employees.

PEARL GAS ACQUISITION

  On October 22, 1997, the Operating Partnership completed the acquisition of Pearl Gas, which is based in Bowling Green, Ohio. Pearl Gas, which has been in business for more than 70 years, sells over 14 million gallons of retail propane annually to over 12,000 customers. Pearl Gas operates primarily in northwest Ohio, southern Michigan and northeast Indiana. Over 80% of Pearl Gas' volume is sold to residential customers.

  The purchase price for Pearl Gas was $23.0 million in cash (including estimated working capital of $1.9 million which is subject to adjustment and transaction expenses of $0.4 million) plus the issuance of limited and general partner interests in the Partnership, including 147,727 Common Units to the General Partner (valued in total at $3.5 million). See "Certain Relationships and Related Transactions" and "The Selling Unitholder".

  The following chart sets forth for the periods indicated Pearl Gas' EBITDA, net income and volume of retail propane gallons sold:

                                               YEAR ENDED    TWELVE MONTHS ENDED
                                              DECEMBER 31,   SEPTEMBER 30, 1997
                                             --------------- -------------------
                                              1995    1996   ACTUAL  ADJUSTED(b)
                                             ------- ------- ------- -----------
                                                       (IN THOUSANDS)
   EBITDA(a)................................ $ 2,629 $ 3,162 $ 3,012   $ 3,285
   Net income............................... $ 2,302 $ 2,924 $ 2,667   $ 2,940
   Retail propane gallons sold..............  14,372  15,288  14,303    14,303

--------
(a) EBITDA is defined as operating income plus depreciation and amortization, less net gain (loss) on sale of businesses and equipment and other non-cash charges (including impairment of long-lived assets). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distributions.
(b) Adjusted to include $0.3 million in estimated cost savings which Management anticipates will be realized as a result of the Pearl Gas Acquisition. See the Pro Forma Consolidated Financial Statements of Star Gas Partners, L.P., included elsewhere in the Prospectus for the combined effect of the Pearl Gas Acquisition and this Offering.

  On a pro forma basis, after giving effect to the Pearl Gas Acquisition, and the completion of this Offering, for the fiscal year ended September 30, 1997, the Partnership's volume of retail propane gallons sold, EBITDA and net income would have been 109.2 million gallons, $23.0 million and $3.4 million, respectively, as compared to the Partnership's historical results of 94.9 million gallons, $19.7 million and $2.0 million, respectively. See the Pro Forma Consolidated Financial Statement of Star Gas Partners, L.P. included elsewhere in this Prospectus.

INDUSTRY BACKGROUND

  Propane is used primarily for space heating, water heating and cooking by residential and commercial customers, which constitute the largest portion of the customer base. Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is usable as a flammable gas. Propane is colorless and odorless; an odorant is added to allow its detection. Propane is clean-burning, producing negligible amounts of pollutants when consumed. According to the National Propane Gas Association, the domestic retail market for propane is approximately 9.4 billion gallons annually, with limited growth for retail demand for the product. Based upon information contained in the Energy Information Administration's Annual Energy Review-1995, propane accounts for approximately 3.8% of household energy consumption in the United States.

BUSINESS STRATEGY

  The Partnership's strategy is to maximize its cash flow and profitability, primarily through (i) internal growth, (ii) controlling operating costs and
(iii) acquisitions which have the potential for generating attractive returns on investment. The retail propane industry is mature and experiences only limited growth in total demand for the product. The propane industry is also large and highly fragmented, with approximately 6,000 independently owned and operated distributors. Given these characteristics, the Partnership's acquisition strategy is focused on acquiring smaller- to medium-sized local and regional independent propane distributors, particularly those with a relatively large percentage of residential customers, which generate higher margins than other types of customers, and those located in the Midwest and Northeast, where the Partnership believes it can attain higher margins than in other areas of the United States.

  Although there are no formal arrangements between Petro and the Partnership, the Partnership has had, and anticipates that it will continue to have, access to Petro's management expertise. In particular, the Partnership believes that the extensive experience of Petro's management team in making acquisitions in the home heating oil industry, which has many similar characteristics to the propane industry, provides the Partnership with a competitive advantage. Additionally, the field of potential acquisition candidates for the Partnership is broadened because of the ability to acquire companies with both home heating oil and propane operations, with the Partnership either retaining the propane operations and Petro retaining the home heating oil operations or the Partnership retaining both the propane and the home heating oil operations. In this regard, although the Partnership does not presently have any home heating oil operations, it may consider acquiring or retaining such operations in the future to the extent that the Partnership is able to identify attractive acquisition candidates in the home heating oil field. See "Conflicts of Interest and Fiduciary Responsibility--Conflicts of Interest."

  In order to facilitate the Partnership's acquisition strategy, the Operating Partnership has entered into the Bank Credit Facilities which consist of a $25.0 million Acquisition Facility (of which $21.0 million was outstanding as of November 30, 1997) and a $12.0 million Working Capital Facility (of which $8.7 million was outstanding as of November 30, 1997). In addition to borrowings under the Bank Credit Facilities, the Partnership may fund future acquisitions from internal cash flow or from the issuance of additional Partnership interests or debt securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  While the Partnership regularly considers and evaluates acquisitions as part of its ongoing acquisition program, the Partnership does not have any present agreements or commitments with respect to any acquisition. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future or that it will be able to acquire such candidates or obtain financing for such acquisitions on acceptable terms. In addition, there can be no assurance that any acquisition will not dilute earnings and distributions or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions to Unitholders. The General Partner has broad discretion in making acquisitions and it is expected that the General Partner will not generally seek Unitholder approval of acquisitions.

MARKETING AND OPERATIONS

  As of October 31, 1997, the Partnership distributed propane to approximately 162,000 retail customers in 13 states from 72 branch locations. The Partnership's operations are conducted under several leading trademarks and trade names, including: Star Gas(R), Star Gas Service(TM), Silgas(TM), Blue Flame(R), Maingas(TM), Arrow Gas(TM), Mid-Hudson Valley Propane(TM), Coleman Gas Service(TM), H & S Gas(TM), Isch Gas(TM), Wilhoyte L.P. Gas(TM), Rural Natural Gas(TM) and Pearl Gas(TM). (The Partnership does not have the right to use the trademark Star Gas in the State of New York nor does the Partnership have the right to use the Blue Flame trademark in certain limited areas outside of the Partnership's current area of operations). The marketing areas served by the Partnership are generally rural but also include suburban areas where natural gas is generally not available.

  The Partnership's retail operations are located primarily in the Northeast and Midwest regions of the United States:

NORTHEAST                              MIDWEST




CONNECTICUT        PENNSYLVANIA        INDIANA             KENTUCKY
Stamford           Hazelton            Akron               (CONTINUED)
Hartford           Wind Gap            Batesville          Shelbyville
                                       Bedford             Williamstown
MAINE              RHODE ISLAND        Bluffton
Fairfield          Davisville          Coal City           MICHIGAN
Fryeburg                               College Corner      Hillsdale
Skowhegan                              Columbia City       Somerset Center
Wells                                  Decatur
Windham                                Ferdinand           OHIO
                                       Greencastle         Bowling Green
MASSACHUSETTS                          Jeffersonville      Cincinnati
Belchertown                            Linton              Defiance
Rochdale                               Madison             Deshler
Westfield                              New Salisbury       Ft. Recovery
Swansea                                N. Manchester       Hebron
                                       N. Vernon           Ironton
NEW HAMPSHIRE                          N. Webster          Kenton
(from Fryeburg, ME)                    Portland            Lancaster
                                       Remington           Lewisburg
NEW JERSEY                             Richmond            Lynchburg
Maple Shade                            Salem               Macon
Tuckahoe                               Seymour             Maumee
                                       Sulphur Springs     McClure
NEW YORK                               Versailles          Milford
Poughkeepsie                           Warren              Mt. Orab
Washingtonville                        Waterloo            Northstar
                                       Winamac             Ripley
                                                           Sabina
                                       KENTUCKY            Waverly
                                       Glencoe             West Union
                                       Prospect
                                                           WEST VIRGINIA
                                                           (from Ironton, OH)

  The distribution of propane at the retail level generally involves large numbers of small deliveries averaging 100-150 gallons each to residential, commercial, industrial, agricultural and motor fuel users. Homeowners or residential customers use propane primarily for space heating, water heating, clothes drying and cooking. Commercial customers such as motels, restaurants, retail stores and laundromats generally use propane for the same purposes as residential customers. Industrial users, such as manufacturers, use propane as a heating and energy source in manufacturing and drying processes. In addition, propane is used to supply heat for drying crops and curing tobacco and as a fuel source for certain motor vehicles.

  During the fiscal year ended September 30, 1997, approximately 71% of the Partnership's sales (by volume of gallons sold) were to retail customers (of which approximately 52%, 21%, 18% and 9% were sales to residential customers, industrial/commercial customers, agricultural customers and motor fuel customers, respectively) and approximately 29% were to wholesale customers. Sales to residential customers in fiscal year 1997 accounted for 62% of the Partnership's gross profit on propane sales, reflecting the higher-margin nature of this segment of the market.

  From its branch locations, the Partnership also sells, installs and services equipment related to its propane distribution business, including heating and cooking appliances and, at some locations, rents water softeners. Typical branch locations consist of an office, appliance showroom, warehouse and service facilities, with one or more 12,000 to 30,000 gallon bulk storage tanks on or near the premises. Satellite facilities typically contain only storage tanks.

  Retail deliveries of propane are usually made to customers by means of the Partnership's fleet of bobtail and rack trucks which aggregated 269 vehicles as of October 31, 1997. Propane is pumped from the bobtail truck, which generally holds 2,000 to 3,000 gallons, into a stationary storage tank at the customer's premises. The Partnership generally owns these storage tanks. The capacity of these tanks ranges from approximately 24 gallons to approximately 1,000 gallons. The Partnership also delivers propane to retail customers in portable cylinders, which typically are picked up and replenished at the Partnership distribution locations, then returned to the retail customer. To a limited extent, the Partnership also delivers propane to certain end users of propane in larger trucks known as transports (which have an average capacity of approximately 9,000 gallons). End users receiving transport deliveries include industrial customers, large-scale heating accounts, such as local gas utilities which use propane as a supplemental fuel to meet peak demand requirements, and large agricultural accounts which use propane for crop drying and space heating.

  A majority of the Partnership's residential customers receive their propane supply pursuant to an automatic delivery system which eliminates the customer's need to make an affirmative purchase decision. The Partnership delivers propane to its heating customers an average of approximately six times during the year, depending upon weather conditions and historical consumption patterns. In addition, the Partnership provides emergency service seven days a week, 52 weeks a year. Management believes its propane customer base to be relatively stable. In excess of 95% of the Partnership's retail propane customers lease their tanks from the Partnership. In most states, certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The inconvenience associated with switching tanks greatly reduces a propane customer's tendency to change distributors.

  Profits in the retail propane business are primarily based on margins, the cents-per-gallon difference between the purchase price and the sales price of propane. The Partnership generally purchases propane pursuant to market based contracts, and in the spot markets, primarily from natural gas processors and major oil companies, for its short-term requirements. Therefore, its supply costs fluctuate with market price fluctuations. Should wholesale propane prices decline in the future, the Partnership's margins on its retail propane distribution business should increase in the short-term because retail prices tend to change less rapidly than wholesale prices. Should the wholesale cost of propane increase, for similar reasons retail margins and profitability would likely be reduced at least for the short-term until retail prices can be increased.

  The retail market for propane is seasonal because it is used primarily for heating in residential and commercial buildings. Approximately 70% to 75% of the Partnership's retail propane volume is sold during the peak heating season from October through March, as many customers use propane for heating purposes.

  Consequently, sales and operating profits are largely generated in the first and second fiscal quarters (October through March). To the extent necessary, the Partnership will reserve cash flows from the first and second quarters for distribution to holders of Common Units in the third and fourth fiscal quarters. In addition, sales volume traditionally fluctuates from year to year in response to variations in weather, prices and other factors. The Partnership believes that the broad geographic distribution of its operations helps to minimize exposure to regional weather or economic patterns.

SUPPLY

  The Partnership obtains propane from over 25 sources, all of which are domestic or Canadian oil companies, including Amoco Canada Marketing Group; Ashland Petroleum Company; Bayway Refining Company; Ferrell North America; Enron Gas Liquids, Inc.; Marathon Oil Company; Markwest Hydrocarbons Partners, Ltd.; Mobil Oil Company; Petro Canada LPG Inc.; Shell Oil Company; Shell Canada Limited; and Warren Gas Liquids, Inc. Supplies from these sources have traditionally been readily available, although no assurance can be given that supplies of propane will be readily available in the future.

  Substantially all of the Partnership's propane supply for its Northeast retail operations are purchased under annual or longer term supply contracts, which generally provide for pricing in accordance with market prices at the time of delivery. Certain of the contracts provide for minimum and maximum amounts of propane to be purchased. During the year ended September 30, 1997, none of the Partnership's Northeast suppliers accounted for more than 10% of the Partnership's volumes.

  The Partnership typically supplies its Midwest retail and wholesale operations by a combination of (i) spot purchases from suppliers at Mont Belvieu, Texas, which are transported by pipeline to the Partnership's 21 million gallon underground storage facility in Seymour, Indiana (the "Seymour Facility"), and then delivered to the Midwest branches and (ii) purchases from a number of Midwest refineries which are transported by truck to the branches either directly or via the Seymour Facility. Most of the refinery purchases are purchased under market based contracts.

  The Seymour Facility is located on the TEPPCO Partners, L.P. pipeline system. The pipeline is connected to the Mont Belvieu storage facilities and is one of the largest conduits of supply for the U.S. propane industry. The Seymour Facility allows the Partnership to buy and store large quantities of propane during periods of low demand, which generally occur during the summer months. The General Partner believes that this ability allows the Partnership to achieve cost savings to an extent generally not available to the Partnership's competitors in its Midwest markets.

  For fiscal 1997, 43% of the Midwest volume was purchased on the spot market from various Mont Belvieu sources, and 21% was purchased from three refineries in Illinois and Indiana owned by Amoco Canada Marketing Group. Ten other refineries provided the remaining required propane. The Partnership believes that its diversification of suppliers will enable it to purchase all of its supply needs at market prices if supplies are interrupted from any of the sources without a material disruption of its operations.

  Propane is generally transported from refineries, pipeline terminals and storage facilities (including the Partnership's Seymour Facility) and coastal terminals to the Partnership's branch location bulk plants by a combination of the Partnership's own highway transport fleet, common carriers, owner-operators and railroad tank cars. Branches and their related satellites typically have one or more 12,000 to 30,000 gallon storage tanks.

COMPETITION

  The Partnership's business is highly competitive. However, long-standing customer relationships are typical of the retail propane industry. Retail propane customers generally lease their storage tanks from their suppliers. The lease terms and, in most states, certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane.

  The ability to compete effectively further depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. The Partnership believes that its superior service capabilities and customer responsiveness differentiate it from many of its competitors. Branch operations offer emergency service twenty-four hours per day, seven days per week.

  Propane competes primarily with electricity, natural gas and fuel oil as an energy source on the basis of price, availability and portability. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking and competes effectively in those parts of the country where propane is cheaper than electricity on an equivalent British Thermal Unit basis. Propane is generally more expensive than natural gas, but serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital costs required to expand distribution and pipeline systems. Although the extension of natural gas pipelines tends to displace propane distribution in the areas affected, the Partnership believes that new opportunities for propane sales arise as more geographically remote areas are developed. Although propane is similar to fuel oil in space heating and water heating applications as well as in market demand and price, propane and fuel oil have generally developed their own distinct geographic markets. Because furnaces and appliances that burn propane will not operate on fuel oil, a conversion from one fuel to the other requires the installation of new equipment.

  In addition to competing with alternative energy sources, the Partnership competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, smaller local independent marketers and farm cooperatives. Based on industry publications, the Partnership believes that the ten largest multi-state marketers, including the Partnership, account for less than 35% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Most of the Partnership's branches compete with five or more marketers or distributors. The principal factors influencing competition among propane marketers are price and service. Each retail distribution outlet operates in its own competitive environment as retail marketers locate in close proximity to customers to lower the cost of providing service. The typical retail distribution outlet has an effective marketing radius of approximately 35 miles.

EMPLOYEES

  The Partnership has no employees, except for certain employees of its corporate subsidiary, Stellar Propane Service Corporation, and is managed by the General Partner pursuant to the Partnership Agreement. As of October 31, 1997, Star Gas had 630 employees providing full time services to the Operating Partnership of which 44 were employed by the corporate office in Stamford, Connecticut and 586 were located in branch offices; 191 of Star Gas' employees were administrative, 281 were engaged in transportation and storage and 114 were engaged in field servicing. Approximately 78 of Star Gas' employees are represented by six different local chapters of labor unions. Management believes that its relations with both its union and non-union employees are satisfactory.

GOVERNMENT REGULATIONS

  The Partnership is subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act and comparable state statues. CERCLA, also known as the "Superfund" law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a hazardous substance into the environment. Propane is not a hazardous substance within the meaning of CERCLA. Such laws and regulations could result in civil or criminal penalties in cases of non-compliance or impose liability for remediation costs. To date, the Partnership has not been named as a party to any litigation in which the Partnership is alleged to have violated or otherwise incurred liability under any of the foregoing laws and regulations.

  In connection with all acquisitions of retail propane businesses that involve the purchase of real estate, the Partnership conducts a due diligence investigation to attempt to determine whether any substance other than propane has been sold from, or stored on, any such real estate prior to its purchase.

  Such due diligence includes questioning the seller, obtaining representations and warranties concerning the seller's compliance with environmental laws and performing site assessments in which employees of the General Partner, and, in certain cases, independent environmental consulting firms hired by the General Partner review historical records and data bases and conduct physical investigations of the property to look for evidence of hazardous substances, compliance violations and the existence of underground storage tanks.

  National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all of the states in which the Partnership operates. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. With respect to the transportation of propane by truck, the Partnership is subject to regulations promulgated under the Federal Motor Carrier Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. The Partnership conducts ongoing training programs to help ensure that its operations are in compliance with applicable regulations. The Partnership maintains various permits that are necessary to operate some of its facilities, some of which may be material to its operations. Management believes that the procedures currently in effect at all of its facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable laws and regulations.

  On August 18, 1997, the U.S. Department of Transportation (the "DOT") published its Final Rule for Continued Operation of the Present Propane Trucks (the "Final Rule"). The Final Rule is intended to address perceived risks during the transfer of propane. The Final Rule required certain immediate changes in the industry operating procedures, including retrofitting all propane delivery trucks. The Partnership, as well as the National Propane Gas Association ("NPGA") and the propane industry in general, believe that the Final Rule cannot practicably be complied with in its current form. On October 15, 1997, five of the principal multi-state propane marketers (unrelated to the Partnership) filed an action against the DOT in the United States District Court for the Western District of Missouri seeking to enjoin enforcement of the Final Rule. The NPGA subsequently filed a similar suit. In addition, in November 1997, a bill was introduced in the United States House of Representatives that would prohibit the DOT from enforcing certain provisions of the Final Rule. At this time, the Partnership cannot determine the likely outcome of the litigation or the proposed legislation or what the ultimate long-term cost of compliance with the Final Rule will be to the Partnership and the propane industry in general.

  Future developments, such as stricter environmental, health or safety laws and regulations thereunder, could affect Partnership operations. It is not anticipated that the Partnership's compliance with or liabilities under environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on the Partnership. To the extent that there are any environmental liabilities unknown to the Partnership or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that the Partnership's results of operations will not be materially and adversely affected.

PROPERTIES

  As of October 31, 1997, the Partnership owned 58 of its 72 branch locations and 34 of its 45 satellite storage facilities and leased the balance. In addition, the Partnership owns the Seymour Facility, in which it stores propane for itself and third parties. The Partnership leases its corporate headquarters in Stamford, Connecticut, as well as office and training facilities in the Midwest.

  The transportation of propane requires specialized equipment. The trucks utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of October 31, 1997, the Partnership had a fleet of 28 tractors, 38 transport trailers, 269 bobtail and rack trucks and 314 other service and pick-up trucks, the majority of which are owned. The Partnership owns 20 and leases 33 automobiles. As of October 31, 1997, the Partnership owned approximately 238 bulk storage tanks with typical capacities of 12,000 to 30,000 gallons, approximately 203,000 stationary customer storage tanks with typical capacities of 24 to 1,000 gallons and approximately 34,000 portable propane cylinders with typical capacities of 5 to 24 gallons. The obligations of the Partnership under its borrowings are secured by liens and mortgages on all real and personal property of the Partnership.

LITIGATION

  Propane is a flammable, combustible gas. Serious personal injury and property damage can occur in connection with its transportation, storage or use. The Partnership, in the ordinary course of business, is threatened with or is named as a defendant in various lawsuits which, among other items, seek actual and punitive damages for product liability, personal injury and property damage. However, the Partnership is not a party to any litigation which individually or in the aggregate could reasonably be expected to have a material adverse effect on the results of operations or the financial condition of the Partnership. The Partnership maintains liability insurance policies with insurers in such amounts and with such coverages and deductibles as the General Partner believes is reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from material expenses related to such personal injury or property damage or that such levels of insurance will continue to be available in the future at economical prices.

                                  MANAGEMENT

PARTNERSHIP MANAGEMENT

  The General Partner manages and operates the activities of the Partnership. Unitholders do not directly or indirectly participate in the management or operation of the Partnership. The General Partner owes a fiduciary duty to the Unitholders. See "Conflicts of Interest and Fiduciary Responsibility." Notwithstanding any limitation on obligations or duties, the General Partner is liable, as the general partner of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to the General Partner. In addition, if the Operating Partnership defaults under the First Mortgage Notes or the Bank Credit Facilities, the General Partner will be liable for any deficiency remaining after foreclosure on the Operating Partnership's assets.

  William P. Nicoletti and Elizabeth K. Lanier, who are neither officers or employees of the General Partner nor directors, officers or employees of any Affiliate of the General Partner, have been appointed to serve on the Audit Committee of the General Partner's Board of Directors with the authority to review, at the request of the General Partner, specific matters as to which the General Partner believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Partnership. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner of any duties it may owe the Partnership or the Unitholders. In addition, the Audit Committee reviews external financial reporting of the Partnership, recommends engagement of the Partnership's independent accountants and reviews the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls. With respect to such additional matters, the Audit Committee may act on its own initiative to question the General Partner and, absent the delegation of specific authority by the entire Board of Directors, its recommendations with regard thereto will be advisory.

  As is commonly the case with publicly traded limited partnerships, the Partnership does not directly employ any of the persons responsible for managing or operating the Partnership. The management and employees of the Star Gas Group who managed and operated the propane business and assets prior to the IPO that are now owned by the Partnership continue to manage and operate the Partnership's business as officers and employees of the General Partner and its Affiliates. See "Business--Employees."

DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

  The following table sets forth certain information with respect to the directors and executive officers of the General Partner. Executive officers and directors are elected for one-year terms.

       NAME                           AGE   POSITION WITH THE GENERAL PARTNER
       ----                           ---   ---------------------------------
Irik P. Sevin(a)(b)..................  50 Chairman of the Board of Directors
Joseph P. Cavanaugh..................  60 President and Chief Executive Officer
David R. Eastin......................  39 Vice President--Operations
Norman L. Bushey.....................  68 Vice President--Safety/Compliance
Richard F. Ambury....................  40 Vice President--Finance
Audrey L. Sevin......................  71 Director and Secretary
William G. Powers, Jr.(b)............  44 Director
Thomas J. Edelman....................  46 Director
Paul Biddelman.......................  51 Director
Wolfgang Traber(a)...................  53 Director
William P. Nicoletti(c)..............  52 Director
Elizabeth K. Lanier(c)...............  46 Director

--------
(a) Member of the Compensation Committee

(b) Member of the Management Committee

(c) Member of the Audit Committee

  IRIK P. SEVIN has been the Chairman of the Board of Directors of Star Gas since December 1993. Mr Sevin has been a director of Petro since its organization in October 1983 and Chairman of the Board of Petro since January 1993. Mr. Sevin has been President of Petro, Inc. (a predecessor of Petro) since November 1979 and was President of Petro from 1983 through January 1997. Mr. Sevin was an associate in the investment banking division of Kuhn Loeb & Co. and then Lehman Brothers Kuhn Loeb Incorporated from February 1975 to December 1978. Mr. Sevin is a graduate of the Cornell University School of Industrial and Labor Relations (B.S.), New York University School of Law (J.D.) and the Columbia University School of Business Administration (M.B.A.).


  JOSEPH P. CAVANAUGH has been President and Chief Executive Officer of Star Gas since December 1997. Mr. Cavanaugh was Senior Vice President-Safety and Compliance of Petro from January 1993 through November 1997. From October 1985 to January 1993, Mr. Cavanaugh was Vice President of Petro. Mr. Cavanaugh was Controller of Petro, Inc. from 1973 to 1985 and of Petro from its organization in 1983 until 1994. Mr. Cavanaugh has also taken an active role in assisting the Partnership's management with the development of safety/compliance programs, assisting with acquisitions and their subsequent integration into the Partnership and with the Partnership's risk management efforts, since Petro's initial involvement with the Star Gas Group in 1993. Mr. Cavanaugh is a graduate of Iona College (B.B.A.) and Pace University (M.S. in Taxation).

  DAVID R. EASTIN has served as Vice President of Operations of Star Gas since September 1995. He joined Star Gas in 1992, and served as a Regional Manager and as Director of Operations--Eastern Area. Prior to joining Star Gas, he was employed by Ferrellgas, Inc. (1987 through 1992) and a predecessor company, Buckeye Gas Products (1980 through 1987), in a variety of operational capacities. Mr. Eastin is a graduate of the University of Tulsa (B.S. 1980) and Duquesne University (M.B.A. 1985).

  NORMAN L. BUSHEY has served as Vice President of Safety/Compliance of the General Partner since September 1995. Prior thereto he served as the Northeast Area Safety Manager for Star Gas following Star Gas' acquisition of Maingas, Inc. in 1988. From 1974 through 1988, Mr. Bushey served as Vice President and General Manager of Maingas, Inc. From 1953 through 1974, Mr. Bushey was employed by Suburban Propane.

  RICHARD F. AMBURY has been Vice President of Finance of Star Gas since February 1996. Prior to joining Star Gas, he was employed by Petro from 1983 through 1996 where he served in various accounting/finance capacities. Prior to joining Petro, Mr. Ambury was employed by a predecessor firm of KPMG Peat Marwick LLP. Mr. Ambury is a graduate of Marist College (B.S. 1979) and has been a certified public accountant since 1981.

  AUDREY L. SEVIN has been a director of Star Gas since December 1993 and the Secretary of Star Gas since June 1994. Mrs. Sevin has been a director and Secretary of Petro since its organization in October 1983. Mrs. Sevin was a director, executive officer and principal shareholder of A. W. Fuel Co., Inc. from 1952 until its purchase by Petro Inc. in May 1981. Mrs. Sevin is a graduate of New York University (B.S.).

  WILLIAM G. POWERS, JR. has been a Director of Star Gas since December 1997. Mr. Powers has been President of Petro since December 1997. Mr. Powers was President of Star Gas from December 1993 through November 1997. Prior to joining Star Gas, he was employed by Petro from 1984 to 1993 where he served in various capacities, including Regional Operations Manager and Vice President of Acquisitions. He has participated in over 90 acquisitions for Petro. From 1977 to 1983, he was employed by The Augsbury Corporation, a company engaged in the wholesale and retail distribution of fuel oil and gasoline throughout New York and New England and served as Vice President of Marketing and Operations. Mr. Powers is a graduate of the University of Notre Dame (B.A. 1975) and the University of Vermont Graduate School of Business (M.B.A. 1984).

  THOMAS J. EDELMAN has been a Director of Star Gas from December 1993 through June 1995 and since October 1995. Mr. Edelman has been a Director of Petro since its organization in October 1983. Mr. Edelman has been the Chairman of the Board, President and Chief Executive Office of Patina Oil & Gas Corporation since its formation in May 1996. Mr. Edelman also serves as Chairman of Lomak Petroleum, Inc. He co-founded Snyder Oil Corporation and was its President and a Director from 1981 through February 1997. Prior to 1981, he was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from Harvard University's Graduate School of Business Administration. Mr. Edelman serves as a Director of Paradise Music & Entertainment, Inc., Weatherford Enterra, Inc., and serves as a Trustee of The Hotchkiss School.

  PAUL BIDDELMAN has been a director of Star Gas from December 1993 through June 1995 and since October 1995. Mr. Biddelman has been a director of Petro since October 1994. Mr. Biddelman has been Treasurer of Hanseatic Corporation since April 1992. Mr. Biddelman joined Hanseatic from Clements Taee Biddelman Incorporated, a merchant banking firm which he co-founded in 1991. From 1982 through 1990, he was a Managing Director in Corporate Finance at Drexel Burnham Lambert Incorporated. Mr. Biddelman also worked in corporate finance at Kuhn, Loeb & Co. from 1975 to 1979, and at Oppenheimer & Co. from 1979 to 1982. Mr. Biddelman is a director of Celadon Group, Inc., Electronic Retailing Systems International, Inc., Institution Technologies, Inc. and Premier Parks, Inc.

  WOLFGANG TRABER has been a director of Star Gas from December 1993 through June 1995 and since October 1995. Mr. Traber has been a director of Petro since its organization in October 1983. Mr. Traber is Chairman of the Board of Hanseatic Corporation, a private investment corporation in New York, New York. Mr. Traber is a director of Deltec Asset Management Corporation, Blue Ridge Real Estate Company, Hellespont Tankers Ltd. and M.M. Warburg & Co.

  WILLIAM P. NICOLETTI has been a director of Star Gas since November 1995. Since 1991, Mr. Nicoletti has been Managing Director of Nicoletti & Company Inc., a private investment bank servicing clients in energy related industries. From 1988 through 1990, he was a Managing Director and head of the Energy and Natural Resources Group of PaineWebber Incorporated. From 1969 through 1987 he was with E.F. Hutton & Company Inc., where from 1980 through 1987 he was a Senior Vice President and head of the Energy and Natural Resources Group. He is Chairman of the Board of Amerac Energy Corporation and a director of Domain Energy Corporation and StatesRail, Inc.

  ELIZABETH K. LANIER has been a director of Star Gas since November 1995. Since June 1996 Ms. Lanier has been Vice President and Chief of Staff of Cinergy Corp., a public utility. From 1984 through 1996, Ms. Lanier was a partner in the law firm of Frost & Jacobs, in Cincinnati, Ohio. From 1976 through 1982, she was associated with Davis, Polk & Wardwell, in New York, New York. Ms. Lanier specializes in corporate and litigation matters. Ms. Lanier is General Counsel to the Southwest Ohio Regional Transit Authority. Ms. Lanier is a graduate of Smith College (B.A.) and the Columbia University School of Law (J.D.).

  Audrey Sevin is the mother of Irik P. Sevin. There are no other familial relationships between any of the directors and executive officers.

KEY EMPLOYEES

  The following senior management personnel, although not executive officers of the Company, make significant business contributions to the Company.

  RICHARD BARKER has been President of Silgas, the Partnership's wholesale and supply distribution center for the Midwest, since July 1990. Previously, Mr. Barker was part-owner and operator of Silgas. Mr. Barker managed and supervised the construction of the Partnership's underground storage facility in Seymour, Indiana. Mr. Barker has over forty-four years in the propane gas industry.

  BRYAN N. BRADSHAW has been Regional Manager of the Midwest-Western Region since May 1991. Prior to joining the Partnership, Mr. Bradshaw was employed by Suburban Propane and Petrolane Gas Service. Mr. Bradshaw has over eleven years in the propane gas industry.

  THOMAS E. CHRISTERSON joined Star Gas as Regional Manager of the Midwest-Southern Region in August 1993. Prior to joining Star Gas, Mr. Christerson was associated with Suburban Propane, Petrolane Gas Service and Pyrofax Gas Corporation. Mr. Christerson has over thirty-seven years in the propane gas industry.

  RICHARD NODES has been Regional Manager of the Mid-Atlantic Region since October 1994. From August 1991 through October 1994, Mr. Nodes was Branch Manager of the Poughkeepsie and Maple Shade branches. Mr. Nodes has over thirteen years in the propane gas industry.

  MARTY M. PANNING has been Regional Manager of the Midwest-Northern Region since March 1994. From April 1990 through March 1994, Mr. Panning was Branch Manager at the Waterloo and Deshler branches. Mr. Panning has over fourteen years in the propane gas industry.

  CRAIG C. PREMO has been Regional Manager of the Pearl Region since October 22, 1997, when the Partnership acquired Pearl Gas. Mr. Premo has over thirty-one years in the propane industry, all with Pearl Gas, and served as its President from January 1996 through October 1997.

  PAUL WELDON has been Regional Manager of the New England Region since November 1989. Prior to joining Star Gas, Mr. Weldon worked at Pyrofax Gas Corporation, Penn Fuel Gas Inc. and Finger Lakes Gas Equipment. He has over twenty-five years in the propane business.

  THOMAS E. WRIGHT has been Regional Manager of the Midwest-Eastern Region since January 1986. From March 1979 through December 1985, Mr. Wright was Branch Manager of the Deshler branch. Mr. Wright has over twenty-four years in the propane gas industry.

REIMBURSEMENT OF EXPENSES OF THE GENERAL PARTNER

  The General Partner does not receive any management fee or other compensation in connection with its management of the Partnership. The General Partner is reimbursed at cost for all expenses incurred on behalf of the Partnership, including the costs of compensation described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. The Partnership Agreement provides that the General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Affiliates of the General Partner, including Petro, perform certain management and acquisition services for the General Partner on behalf of the Partnership. Such Affiliates do not receive a fee for such services, but are reimbursed for all direct and indirect expenses incurred in connection therewith. Approximately $18.0 million in expenses (primarily wages and salaries) were reimbursed by the Partnership to the General Partner and its Affiliates in fiscal 1997.

  The General Partner owns 2,396,078 Subordinated Units which it received as consideration for its contribution to the Partnership of its limited partner interest in the Operating Partnership, which was received as consideration for its contribution to the Operating Partnership of the propane businesses of Star Gas and Petro, and 147,727 Common Units which it received in connection with the Pearl Gas Acquisition. The General Partner is entitled to distributions on such Units, and the General Partner will be entitled to Incentive Distributions in respect of its general partner interest, as described under "Cash Distribution Policy." See "The Selling Unitholder."

EXECUTIVE COMPENSATION

  The following table sets forth the annual salary, bonuses and all other compensation awards and payouts to the President and Chief Executive Officer and to certain named executive officers of the General Partner for services rendered to Star Gas and its subsidiaries during the fiscal years ended September 30, 1995, 1996 and 1997.

                          SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION
                                         --------------------------------------
                                                                   OTHER ANNUAL
NAME AND PRINCIPAL POSITION              YEAR  SALARY      BONUS   COMPENSATION
---------------------------              ---- --------    -------- ------------
William G. Powers, Jr. ................. 1997 $225,000    $100,000   $20,803(a)
 President and Chief Executive Officer   1996 $225,000    $100,000   $21,071(a)
                                         1995 $225,000    $ 75,000   $18,094(a)
Richard F. Ambury....................... 1997 $143,000    $ 35,750   $20,408(a)
 Vice President--Finance                 1996 $ 99,667(d) $ 25,000       --
David R. Eastin......................... 1997 $120,000    $ 30,000   $ 3,214(b)
 Vice President--Operations              1996 $106,826    $ 26,707   $ 9,292(c)
                                         1995 $ 89,896    $ 10,000       --
Norman L. Bushey........................ 1997 $ 70,000    $ 17,500   $ 2,625(b)
 Vice President--Safety/Compliance       1996 $ 63,000    $ 15,750   $ 1,900(b)

--------
(a) Represents amounts paid in lieu of contribution under Star Gas' 401(k) plan.
(b) Represents matching contributions paid to Star Gas' 401(k) plan.
(c) Represents a $7,570 relocation allowance and Star Gas' matching contribution to Mr. Eastin's 401(k) retirement plan of $1,722.
(d) Mr. Ambury joined Star Gas on February 1, 1996.

UNIT OPTION PLAN

  On December 20, 1995, the General Partner adopted the 1995 Star Gas Corporation Unit Option Plan (the "Unit Option Plan"), which currently authorizes the issuance of options (the "Unit Options") and Unit Appreciation Rights ("UARS") covering up to 300,000 Subordinated Units to certain officers and employees of the General Partner. A total of 40,000 options were granted to key executives in December 1995. The Unit Options have the following characteristics: (i) an exercise price of $22.00 per unit, which is an estimate of the fair market value of the Subordinated Units at the time of grant; (ii) vest over a five year period; (iii) are exercisable after January 1, 2001, assuming the subordination period has elapsed; and (iv) expire on the tenth anniversary of the date of grant. Upon conversion of the Subordinated Units held by the General Partner and its affiliates, the Unit Options granted will convert to Common Unit Options. No UARS have been granted pursuant to the Unit Option Plan.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

                            NUMBER OF UNEXERCISED OPTIONS AT
                                   SEPTEMBER 30, 1997
                             EXERCISABLE (E)/UNEXERCISABLE   VALUE OF IN THE MONEY OPTIONS
            NAME                          (U)                    AT SEPTEMBER 30, 1997
            ----            -------------------------------- -----------------------------
   William G. Powers,
    Jr. ...................            30,000 (U)                       $3,750
   David R. Eastin.........            10,000 (U)                       $1,250

COMPENSATION OF DIRECTORS

  The General Partner currently pays no additional remuneration to its employees (or employees of any of its Affiliates) for serving as directors or to directors who are not employees of the General Partner or any of its Affiliates. The General Partner may in the future pay remuneration to its directors.

OWNERSHIP OF COMMON AND SUBORDINATED UNITS

  The following table sets forth certain information as of November 5, 1997 regarding the beneficial ownership of (i) the Common and Subordinated Units of the Partnership by certain beneficial owners and all directors of the General Partner, each of the named executive officers and all directors and executive officers as a group. The General Partner knows of no person beneficially owning more than 5% of the Common Units.

                              NAME AND ADDRESS OF         UNITS        PERCENT OF
   TITLE OF CLASS              BENEFICIAL OWNER     BENEFICIALLY OWNED   CLASS
   --------------           ----------------------- ------------------ ----------
   Common Units............ Richard F. Ambury(a)              525          --
   Common Units............ Wolfgang Traber(a)             10,400(b)       --
   Common Units............ Star Gas Corporation(a)       147,727          4.8%
   Subordinated Units...... Star Gas Corporation(a)     2,396,078        100.0%

--------
(a) The address of such person is care of the Partnership at 2187 Atlantic Street, Stamford, CT 06912-0011.
(b) Includes 10,000 Common Units owned by Mr. Traber's wife and 400 Common Units owned by Mr. Traber's daughter as to which he may be deemed to share beneficial ownership.

OWNERSHIP OF PETRO COMMON STOCK BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

  The table below sets forth as of November 5, 1997, the beneficial ownership of Petro Common Stock by each director and each named executive officer of the General Partner, as well as the directors and all of the executive officers of the General Partner as a group. The total shares beneficially owned by the directors and executive officers as a group, including 393,518 shares of Class A Common Stock and 70,379 shares of Class C Common Stock subject to options exercisable within the next 60 days, represent 22.03% of Petro's outstanding Class A Common Stock and 55.67% of Petro's outstanding Class C Common Stock. Each share of Class A Common Stock is entitled to one vote and each share of Class C Common Stock is entitled to 10 votes, but otherwise the two Classes have the same rights. The Class A Common Stock is listed on the Nasdaq National Market under the symbol "HEAT". There is no public market for the Class C Common Stock.

                                                      PERCENT OF
                          NUMBER OF SHARES(a)            TOTAL       PERCENT OF
                          ----------------------    --------------- TOTAL VOTING
        NAME               CLASS A      CLASS C     CLASS A CLASS C   POWER(b)
        ----              ---------    ---------    ------- ------- ------------
Audrey L. Sevin(c)......  1,888,624      477,716      7.95%  18.39%    13.41%
Irik P. Sevin(c)........  1,167,847(d)   272,020(d)   4.84%  10.20%     7.65%
Wolfgang Traber(e)......  1,652,203(f)   606,472(g)   6.96%  23.35%    15.52%
Thomas J. Edelman(c)....    593,049(h)   129,019      2.50%   4.97%     3.79%
Paul Biddelman(e).......  1,654,589(f)   597,424      6.97%  23.00%    15.34%
William G. Powers,
 Jr.(c).................        --           --        --      --        --
Richard F. Ambury(c)....     12,345(i)       --       0.05%    --       0.02%
David R. Eastin(c)......        --           --        --      --        --
Norman L. Bushey(c).....        --           --        --      --        --
Elizabeth K. Lanier(j)..        --           --        --      --        --
William P.
 Nicoletti(k)...........        --           --        --      --        --
All officers and
 directors as a group
 (11 persons)...........  5,316,454    1,485,227     22.03%  55.67%    39.86%

--------
(a) For purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after September 30, 1997. For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after September 30, 1997 are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.

(b) Total voting power means the total voting power of all shares of Class A Common Stock and Class C Common Stock. This column reflects the percentage of total voting power represented by all shares of Class A Common Stock and Class C Common Stock held by the named persons.
(c) The address of such person is c/o the Partnership at 2187 Atlantic Street, Stamford, CT 06902.
(d) Includes options to purchase 381,518 shares of Class A Common Stock and 70,379 shares of Class C Common Stock.
(e) The address of such person is 450 Park Avenue, New York, NY 10022.
(f) Includes 1,652,203 shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, LLC, a Delaware limited liability company in which the sole managing member is Hanseatic Corporation, a New York corporation ("Hanseatic"). Messrs. Traber and Biddelman are executive officers of Hanseatic and Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic.
(g) Includes 298,717 shares owned by each of Hanseatic and Tortosa Vermogensverwaltungsgesellschaft gmbH ("Tortosa"), a German corporation owned and controlled by Hubertus Langen, and as to which Hanseatic and Tortosa each hold shared voting power.
(h) Includes 76,000 shares of Class A Common Stock owned by Mr. Edelman's wife and minor children.
(i) Includes options to purchase 12,000 shares of Class A Common Stock.
(j) The address of such person is 221 E. Fourth St., 30th Fl., Cincinnati, OH 45202.
(k) The address of such person is 1155 Avenue of the Americas, 29th Fl., New York, NY 10036.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE IPO AND ADDITIONAL TRANSACTIONS

  On December 20, 1995, the Partnership consummated the IPO in which it issued 2,600,000 Common Units and received therefrom net proceeds aggregating approximately $50.3 million. On January 18, 1996, the IPO over-allotment option was exercised in part with respect to 275,000 Common Units and the Partnership received net proceeds therefrom aggregating approximately $5.6 million, which the Partnership used for general partnership purposes.

  Immediately prior to the closing of the IPO, Petro conveyed all of its propane assets and related liabilities to the General Partner. Concurrently with the closing of the IPO, the General Partner issued $85.0 million in First Mortgage Notes to certain institutional investors. The General Partner then conveyed substantially all of its assets (other than $83.7 million in cash from the proceeds of the First Mortgage Notes and certain non-operating assets) to the Operating Partnership pursuant to the Star Gas Conveyance in exchange for general and limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all the liabilities of the General Partner (excluding certain income tax liabilities and certain other long-term obligations of the General Partner that will be assumed by Petro), including the First Mortgage Notes and approximately $53.8 million of intercompany debt (the "Intercompany Debt"). Immediately after the Star Gas Conveyance, the General Partner conveyed its limited partner interest in the Operating Partnership to the Partnership in exchange for 2,396,078 Subordinated Units.

  The Partnership contributed the net proceeds from the sale of the Common Units offered in the IPO to the Operating Partnership, which used such proceeds to repay to Petro all of the Intercompany Debt assumed by the Operating Partnership in the Star Gas Conveyance.

  Of the $83.7 million in cash retained by the General Partner from the proceeds of the First Mortgage Notes, $35.8 million was paid to Petro in satisfaction of certain additional indebtedness, $8.6 million was paid in redemption of certain preferred stock of the General Partner held by Petro, $12.0 million was loaned to Petro (at an annual rate of 11.0%) and $6.0 million was retained to be available to fund an additional capital contribution obligation, which obligation was subsequently terminated following the satisfaction of certain performance criteria by the Partnership. The remaining $21.3 million was paid as dividends to Petro.

GENERAL

  The Partnership and the General Partner have certain ongoing relationships with Petro and its Affiliates. Affiliates of the General Partner, including Petro, perform certain administrative services for the General Partner on behalf of the Partnership. Such Affiliates do not receive a fee for such services, but are reimbursed for all direct and indirect expenses incurred in connection therewith. The Partnership currently reimburses Petro for the allocable cost of the services that Petro provides to the Partnership, including the services of Irik P. Sevin, the Chairman of Petro. The Partnership is contemplating changing this reimbursement arrangement in order to more closely relate the amount paid for Mr. Sevin's services to those rendered as well as to provide him with a more direct incentive to assist in the Partnership's growth through its acquisition program.

  For the period October 1, 1996 through September 30, 1997, the Partnership reimbursed the General Partner and Petro $17.1 million representing salary, payroll tax and other compensation to the employees of the General Partner, including $0.2 million paid to Petro for corporate services such as compliance, supply and finance. In addition, the Partnership has reimbursed Petro for $0.9 million relating to the Partnership's share of the costs incurred by Petro in conducting the operations of certain shared branch locations which include managerial services.

  Prior to Petro's acquisition of Star Gas, Star Gas engaged Nicoletti & Company Inc., an investment banking firm owned by William P. Nicoletti, who is now a Director of the General Partner, to perform certain investment banking services for Star Gas. In 1995, Star Gas paid Nicoletti & Company Inc. $20,000 in advisory fees in connection with a proposed acquisition. In 1997, Star Gas paid Mr. Nicoletti $20,000 for serving on the Board of Directors Special Committee which explored the possible sale or merger of the Partnership.

  Elizabeth K. Lanier, a Director of the General Partner, was a partner in the law firm of Frost & Jacobs, in Cincinnati, Ohio until June 1996. Frost & Jacobs has acted as counsel to Star Gas in connection with certain litigation matters. In 1997, Star Gas paid Ms. Lanier $20,000 for serving on the Board of Directors Special Committee which explored the possible sale or merger of the Partnership.

  In 1995, Petro paid Mr. Edelman $20,000 in advisory fees in connection with a proposed acquisition by Star Gas.

PEARL GAS ACQUISITION

  On October 22, 1997, the General Partner purchased (the "Stock Purchase") all of the issued and outstanding capital stock of Pearl Gas. The purchase price for said stock was $22.6 million and was paid in cash. The purchase price included estimated working capital of $1.9 million. The purchase price will be adjusted on or before December 5, 1997 based upon actual working capital of Pearl Gas at October 21, 1997. Funding for the Stock Purchase as well as acquisition expenses of $0.4 million was provided by $23.0 million in bank debt. Subsequent to the Stock Purchase, Pearl Gas was merged (the "Merger") into the General Partner in a tax-free transaction.

  Immediately following the Stock Purchase and the Merger, the General Partner conveyed (the "Pearl Gas Conveyance") to the Operating Partnership all of the assets of Pearl Gas. In exchange, the General Partner received a 2.7% limited partnership interest in the Operating Partnership and a 0.00028% general partnership interest in the Operating Partnership. In addition, the Operating Partnership assumed all of the liabilities associated with the Stock Purchase and Pearl Gas, including the $23.0 million of bank debt. The aggregate value of the partnership interests transferred to Star Gas from the Partnership as of the date of the acquisition was $3.5 million.

  The General Partner then exchanged the above described interests in the Operating Partnership for a 0.00027% general partnership interest in the Partnership and 147,727 Common Units in the Partnership, at a per Unit price based upon the average closing price of the Partnership's Common Units ten days prior to the execution of the stock purchase agreement on October 20, 1997. The Partnership then repaid the $23.0 million in bank debt with $2.0 million of available cash and $21.0 million borrowed under the Acquisition Facility.

  The Pearl Gas Acquisition was structured in two stages in order to permit the Partnership to accommodate the Sellers' desire to sell stock rather than assets. The issuance of the additional partnership interests to the General Partner was intended to compensate for the tax liabilities associated with the assets conveyed to the Partnership. The issuance of such partnership interests was approved by the Audit Committee of the General Partner and the Executive Committee of Petro.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITY

CONFLICTS OF INTEREST

  Certain conflicts of interest have arisen and could arise in the future as a result of the General Partner's relationships with its stockholder, Petro, on the one hand, and the Partnership, on the other hand. The directors and officers of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and Affiliates, in a manner beneficial to its stockholder. In general, the General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains provisions that allow the General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the General Partner to the stockholder of the General Partner may, therefore, come into conflict with the duties of the General Partner to the Partnership and the Unitholders. That Audit Committee of the Board of Directors of the General Partner will, at the request of the General Partner, review conflicts of interest that may arise between the General Partner or its Affiliates, on the one hand, and the Partnership, on the other. See "Management--Partnership Management" and "--Fiduciary Duties of the General Partner."

  The fiduciary obligations of general partners is a developing area of law. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partner and its officers and directors and the remedies available to the Unitholders.

  Conflicts of interest could arise in the situations described below, among others:

  Certain Actions Taken by the General Partner May Affect the Amount of Cash Available for Distribution to Unitholders or Accelerate the Right to Convert Subordinated Units

  Decisions of the General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuance of additional Units and reserves in any quarter may affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in such quarter or subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the General Partner shall not constitute a breach of any duty owed by the General Partner to the Partnership or the Unitholders including borrowings that have the purpose or effect, directly or indirectly, of enabling the General Partner to receive incentive distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Partnership may borrow funds from the General Partner and its Affiliates. The General Partner and its Affiliates may not borrow funds from the Partnership. Further, any actions taken by the General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to breach any duty of the General Partner to the Partnership or the Unitholders. See "Risk Factors--Conflicts of Interest and Fiduciary Responsibility" and "Cash Distribution Policy."

  Borrowings by the Partnership May Enable the General Partner to Permit Payments of Distributions on the Subordinated Units

  The General Partner generally must act as a fiduciary to the Partnership and the Unitholders, and therefore must generally consider the best interests of the Partnership when deciding whether to make capital or operating expenditures or take other steps with respect to the business of the Partnership. However, the Partnership Agreement provides that it will not constitute a breach of the General Partner's fiduciary duty if Partnership borrowings are effected that, directly or indirectly, enable the General Partner to permit the payment of distributions on the Subordinated Units.

  Employees of the General Partner's Affiliates Who Provide Services to the Partnership Will Also Provide Services to Other Businesses

  The Partnership does not have any employees and relies on employees of the General Partner and its Affiliates, including Petro. While the General Partner will not conduct any other business, Petro and other Affiliates of the General Partner, principally direct and indirect wholly owned subsidiaries of Petro, will conduct business and activities of their own in which the Partnership will have no economic interest. There may be competition between the Partnership and Petro for the time and effort of employees who provide services to both. Certain officers of Affiliates of the General Partner will divide their time between the business of the Partnership and the business of the Affiliates and will not be required to spend any specified percentage or amount of their time on the business of the Partnership.

  The Partnership Reimburses the General Partner and Its Affiliates for Certain Expenses

  Under the terms of the Partnership Agreement, the General Partner and its Affiliates are reimbursed by the Partnership for certain expenses incurred on behalf of the Partnership, including costs incurred in providing corporate staff and support services to the Partnership. The Partnership Agreement provides that the General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. See "Management--Reimbursement of Expenses of the General Partner."

  The General Partner Intends to Limit Its Liability with Respect to the Partnership's Obligations

  Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets. The Partnership Agreement provides that any action by the General Partner in so limiting the liability of the General Partner or that of the Partnership will not be deemed to be a breach of the General Partner's fiduciary duties, even if the Partnership could have obtained more favorable terms without such limitation on liability.

  Common Unitholders Have No Right to Enforce Obligations of the General Partner and Its Affiliates Under Agreements with the Partnership

  The Partnership acquires or provides many services from or to the General Partner and its Affiliates on an ongoing basis, including those described above. The agreements relating thereto do not grant to the holders of the Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and its Affiliates in favor of the Partnership. Therefore, the General Partner is primarily responsible for enforcing such obligations.

  Contracts Between the Partnership on the One Hand, and the General Partner and Its Affiliates on the Other Not Be the Result of Arms-Length Negotiations

  Under the terms of the Partnership Agreement, the General Partner is not restricted from paying the General Partner or its Affiliates for any services rendered (provided such services are rendered on terms fair and reasonable to the Partnership) or entering into additional contractual arrangements with any of them on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its Affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the IPO are required to be on terms which are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit Committee, (ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) taking into

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account the totality of the relationships between the parties involved
(including other transactions that may be particularly favorable or advantageous to the Partnership), the transaction is fair to the Partnership. The General Partner and its Affiliates have no obligation to permit the Partnership to use any facilities or assets of the General Partner and such Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor is there any obligation of the General Partner and its Affiliates to enter into any such contracts.

  Common Units Are Subject to the General Partner's Limited Call Right

  The Partnership Agreement provides that it will not constitute a breach of the General Partner's fiduciary duties if the General Partner exercises its right to call for and purchase Units as provided in the Partnership Agreement or assign this right to its Affiliates or to the Partnership. The General Partner thus may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a Common Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his Common Units. For a description of such right, see "The Partnership Agreement--Limited Call Right."

  The General Partner's Affiliates May Compete with the Partnership

  The General Partner may not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner of the Partnership or its Affiliates or (ii) the acquiring, owning or disposing of debt or equity securities of such entities. Except as limited by the following paragraphs, the General Partner's Affiliates are not restricted from engaging in any business activities, including those in competition with the Partnership.

  The Partnership Agreement provides that, subject to certain restrictions, it will not constitute a breach of the General Partner's fiduciary duties to the Partnership or the Unitholders for the General Partner's Affiliates, including Petro, to engage in activities of the type conducted by the Partnership, even if in direct competition with the Partnership. The General Partner and its Affiliates have no obligation to present business opportunities to the Partnership.

  Petro has agreed with the Partnership that neither Petro nor any of its Affiliates will acquire a business which derives any revenues from the sale of propane, if after giving effect to such acquisition, Petro's Pro Forma Propane Volumes would equal or exceed the lesser of (i) 15% of the Partnership's reported propane volumes sold for the most recently completed four fiscal quarters which ended at least 90 days prior to the date of such acquisition or
(ii) 15 million gallons of propane. Petro's "Pro Forma Propane Volumes" means the actual propane volumes sold by Petro and any of its Affiliates (other than the Partnership) for the most recently completed four fiscal quarters which ended at least 90 days prior to the date of determination plus the propane volumes sold of the propane business to be acquired for the most recently completed four fiscal quarters which ended at least 90 days prior to the date of determination. In addition, in the event Petro or an Affiliate owns a propane business, Petro or such Affiliate may not accept as a customer any person who is a customer of the Partnership.

  Notwithstanding the above, there are no restrictions on the ability of Petro (or other Affiliates) of the General Partner to engage in the sale of propane outside the continental United States or in the trading or storage of propane.

  The General Partner is Not Restricted from Engaging in a Transaction Which Would Trigger Change of Control Provisions

  The Partnership's indebtedness contains provisions relating to change of control. If such change of control provisions are triggered, such outstanding indebtedness may become due. There is no restriction on the ability of the General Partner to enter into a transaction which would trigger such change of control provisions. See

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

"Management's Discussion and Analysis of Financial Condition and Results of Operation--Description of Indebtedness."

  The Partnership Agreement Permits the Partnership to Engage in Roll-up Transactions

  The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Were the General Partner to cause the Partnership to engage in a roll-up transaction, there could be no assurance that such a transaction would not have a material adverse effect on the Unitholder's investment in the Partnership.

FIDUCIARY DUTIES OF THE GENERAL PARTNER

  The General Partner is accountable to the Partnership and the Unitholders as a fiduciary. Consequently, the General Partner must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership. Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of restricting the fiduciary duties that might otherwise be owed by the General Partner to the Partnership and its partners and waiving or consenting to conduct by the General Partner and its Affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

  The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is not unenforceable by reason of its not having been signed by a person being admitted as a limited partner or becoming an assignee in accordance with the terms thereof.

  The Partnership Agreement provides that whenever a conflict of interest arises between the General Partner or its Affiliates, on the one hand, and the Partnership or any other partner, on the other, the General Partner shall resolve such conflict. The General Partner shall not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting or engineering practices or principles and such other factors as it deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partner. In connection with the resolution of any conflict

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

that arises, unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership Agreement also provides that in certain circumstances the General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

  The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

  The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decision pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith.

  In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partner and its officers, directors, employees, Affiliates, partners, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or other such persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful. See "The Partnership Agreement--Indemnification." Thus, the General Partner could be indemnified for its negligent acts if it meets such requirements concerning good faith and the best interests of the Partnership.

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

                        DESCRIPTION OF THE COMMON UNITS

  The Common Units have been registered under the Exchange Act, and the rules and regulations promulgated thereunder, and the Partnership is subject to the reporting and certain other requirements of the Exchange Act. The Partnership is required to file periodic reports containing financial and other information with the Securities and Exchange Commission (the "Commission").

  Purchasers of Common Units in this Offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) will be required to execute Transfer Applications, the form of which is included as Appendix A to this Prospectus and which is also set forth on the reverse side of the certificate representing Common Units. Purchasers may hold Common Units in nominee accounts, provided that the broker (or other nominee) executes and delivers a Transfer Application and becomes a limited partner. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

  Generally, the Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Partnership Agreement. For a description of the relative rights and preferences of holders of Common Units and holders of Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

  The Partnership has retained BankBoston N.A. as registrar and transfer agent (the "Transfer Agent") for the Common Units. The Transfer Agent receives a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

  The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the General Partner of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF UNITS

  Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Underwriter will be accomplished through the completion, execution and delivery of a Transfer Application by such purchaser in connection with such purchase. Any

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

subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application, the transferee of Common Units (i) becomes the record holder of such Units and shall constitute an assignee until admitted into the Partnership as a substituted limited partner, (ii) automatically requests admission as a substituted limited partner in the Partnership, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to the General Partner and any liquidator of the Partnership as specified in the Partnership Agreement and (vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the General Partner, which may be withheld for any reason in its sole discretion, and the recordation of the name of the assignee on the books and records of the Partnership.

  Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

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

                           THE PARTNERSHIP AGREEMENT

  The following paragraphs are a summary of certain provisions of the Partnership Agreement. The form of the Partnership Agreement for the Partnership and the form of Partnership Agreement for the Operating Partnership (the "Operating Partnership Agreement") are included as exhibits to the Registration Statement of which this Prospectus constitutes a part. The Partnership will provide prospective investors with a copy of the form of the Partnership Agreement and the Operating Partnership Agreement upon request at no charge. The following discussion is qualified in its entirety by reference to the Partnership Agreements for the Partnership and for the Operating Partnership. The Partnership is the sole limited partner of the Operating Partnership, which owns, manages and operates the Partnership's business. The General Partner serves as the general partner of the Partnership and of the Operating Partnership, collectively owning a 2% general partner interest in the business and properties owned by the Partnership and the Operating Partnership on a combined basis and the Unitholders (including the General Partner as an owner of Common Units and Subordinated Units) hold a 98% interest as limited partners in the Partnership and the Operating Partnership on a combined basis. Unless specifically described otherwise, references herein to the term "Partnership Agreement" constitute references to the Partnership Agreements of the Partnership and the Operating Partnership, collectively.

  Certain provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to various transactions and relationships of the Partnership with the General Partner and its Affiliates, see "Risk Factors--Conflicts of Interest and Fiduciary Responsibility" and "Conflicts of Interest and Fiduciary Responsibility." With regard to the management of the Partnership, see "Management." With regard to the transfer of Units, see "Description of the Common Units." With regard to distributions of Available Cash, see "Cash Distribution Policy." With regard to allocations of taxable income and taxable loss, see "Tax Considerations." Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully.

ORGANIZATION AND DURATION

  The Partnership and the Operating Partnership were organized in 1995 as Delaware limited partnerships. The Partnership will dissolve on December 31, 2085, unless sooner dissolved pursuant to the terms of the Partnership Agreement.

PURPOSE

  The purpose of the Partnership is limited to serving as the limited partner of the Operating Partnership and engaging in any other activity approved by the General Partner. The purpose of the Operating Partnership Agreement is broadly stated and provides that the Operating Partnership may engage in any activity engaged in by Star Gas immediately prior to the IPO, any activities that are, in the sole judgment of the General Partner, reasonably related thereto and any other activity approved by the General Partner. The General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities that may pose a greater risk to investors than the propane marketing business. The General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership. The General Partner has the power to cause the Partnership to commence a bankruptcy proceeding under the federal bankruptcy laws. However, the General Partner does not intend to cause the Partnership to commence such a proceeding unless the Partnership is insolvent.

CAPITAL CONTRIBUTIONS

  For a description of the initial capital contributions made to the Partnership, see "Certain Relationships and Related Transactions--The IPO and Additional Transactions." The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under "-- Limited Liability."


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

POWER OF ATTORNEY

  Each limited partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership, or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

RESTRICTIONS ON AUTHORITY OF THE GENERAL PARTNER WITH RESPECT TO EXTRAORDINARY TRANSACTIONS; LACK OF DISSENTER'S RIGHTS

  The authority of the General Partner is limited in certain respects under the Partnership Agreement. The General Partner is prohibited, without the prior approval of holders of record of at least a Unit Majority, from, among other things, selling, exchanging or otherwise disposing of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the Partnership may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The Partnership may also sell all or substantially all of its assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale, exchange or other disposition of substantially all of the Partnership's assets or any other event.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER; APPROVAL OF SUCCESSOR GENERAL PARTNER

  The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership and the Operating Partnership prior to December 31, 2005 (with limited exceptions described below), without obtaining the approval of at least a Unit Majority and furnishing an opinion of counsel that such withdrawal (following the selection of a successor general partner) will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (an "Opinion of Counsel"). On or after December 31, 2005, the General Partner may withdraw as general partner by giving 90 days' written notice (without first obtaining approval from the Unitholders), and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the limited partners if more than 50% of the outstanding Units are held or controlled by one person and its Affiliates (other than the General Partner and its Affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell all of its general partner interest in the Partnership. See "--Transfer of General Partner Interest."

  Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interest in the Partnership), the holders of a Unit Majority may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a majority of the Units agree in writing to continue the business of the Partnership and to the appointment of a successor General Partner. See "--Termination and Dissolution."

  The General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units owned by Limited Partners other than the General Partner and its Affiliates and the Partnership receives an Opinion of Counsel. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of a Unit Majority (excluding for purposes of such determination any Units held by the General Partner or its Affiliates). If the General Partner is removed as

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

General Partner other than for Cause, the Subordination Period will end, any then-existing arrearages on the Common Units will be terminated and any Subordinated Units held by the General Partner will immediately convert into Common Units.

  Removal or withdrawal of the General Partner of the Partnership also constitutes removal or withdrawal, as the case may be, of the General Partner as general partner of the Operating Partnership.

  In the event of withdrawal of the General Partner where such withdrawal violates the Partnership Agreement or removal of the General Partner by the limited partners under circumstances where Cause exists, a successor general partner will have the option to purchase the general partner interest of the departing General Partner (the "Departing Partner") in the Partnership and the Operating Partnership for a cash payment equal to the fair market value of such interest. Under all other circumstances where the General Partner withdraws or is removed by the limited partners, the Departing Partner will have the right to require the successor general partner to purchase such general partner interest of the Departing Partner for such amount. In each case, such fair market value will be determined by agreement between the Departing Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent experts selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by the expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partner for all amounts due the Departing Partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of the employees employed by the Departing Partner for the benefit of the Partnership.

  If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner's general partner interest in the Partnership will be converted into Common Units equal to the fair market value of such interest as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

TRANSFER OF GENERAL PARTNER INTEREST

  Except for a transfer by the General Partner of all, but not less than all, of its general partner interest in the Partnership to an Affiliate or in connection with the merger or consolidation of the General Partner with or into another entity, the General Partner may not transfer all or any part of its general partner interest in the Partnership to another person or entity prior to December 31, 2005, without the approval of holders of at least a Unit Majority; provided that, in each case such transferee assumes the rights and duties of the General Partner, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to purchase all (or the appropriate portion thereof as applicable) of the General Partner's partnership interest in the Operating Partnership. At any time, Petro may sell or otherwise transfer its interest in the General Partner to a third party without the approval of the Unitholders.

REIMBURSEMENT FOR SERVICES

  The Partnership Agreement provides that the General Partner is not entitled to receive any compensation for its services as general partner of the Partnership; the General Partner is, however, entitled to be reimbursed on a monthly basis (or such other basis as the General Partner may reasonably determine) for all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership, and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with the operation of the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The Partnership Agreement provides that the General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.

STATUS AS LIMITED PARTNER OR ASSIGNEE

  Except as described below under "--Limited Liability," the Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

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

  An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted limited partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a limited partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute limited partner at the written direction of such assignee. See "-- Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "Description of the Common Units--Transfer of Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

  If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the General Partner, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship or other related status of any limited partner or assignee, the Partnership may redeem the Units held by such limited partner or assignee at their Current Market Price. In order to avoid any such cancellation or forfeiture, the General Partner may require each limited partner or assignee to furnish information about his nationality citizenship, residency or related status. If a limited partner or assignee fails to furnish information about such nationality, citizenship, residency or other related status within 30 days after a request for such information, such limited partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a Non-citizen Assignee does not have the right to direct the voting of his Units and may not receive distributions in kind upon liquidation of the Partnership.

ISSUANCE OF ADDITIONAL SECURITIES

  The Partnership Agreement authorizes the General Partner to cause the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion without the approval of any limited partners, provided that, prior to the end of the Subordination Period, (a) except as provided in clauses (b) and (c) below, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 1,300,000 additional Common Units (excluding Common Units issued and upon conversion of Subordinated Units and subject to adjustment in the event of a combination or subdivision of Common Units) or an equivalent amount of securities ranking on a parity with the Common Units, in either case without the approval of a Unit Majority; (b) the Partnership may also issue an unlimited number of additional Common Units or parity securities without the approval of the Unitholders if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that would have, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, resulted in an increase in (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of the four most recently completed quarters (on a pro forma basis) over (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of such four quarters; and (c) the Partnership may also issue an unlimited number of parity Units prior to the end of the Subordination Period and without the approval of the Unitholders if the use of proceeds from such issuance is exclusively to repay up to $20 million of indebtedness of the Partnership or the Operating Partnership. The Common Units offered hereby (to the extent that the proceeds thereof are used to refinance acquisition debt) and the Common Units issued to Star Gas in connection with the Pearl Gas Acquisition will be excluded from such 1,300,000 Common Units. In accordance with Delaware law and the provisions of the Partnership Agreement, the General Partner may cause the Partnership to issue additional partnership interests that, in the General Partner's sole discretion, may have special voting rights to which the Common Units are not entitled.


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

  The General Partner will have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to persons other than the General Partner and its Affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its Affiliates in the Partnership that existed immediately prior to each such issuance. The holders of Common Units will not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership.

  Additional issuances of Units, including Subordinated Units or other equity securities of the Partnership ranking junior to the Common Units, may reduce the likelihood of, and the amount of, any distributions above the Minimum Quarterly Distribution.

LIMITED CALL RIGHT

  If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its Affiliates, the General Partner will have the right, which it may assign and transfer in whole or in part to any of its Affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice The purchase price in the event of such purchase shall be the greater of (a) the highest cash price paid by the General Partner or any of its Affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase such limited partner interests and (b) the Current Market Price as of the date three days prior to the date such notice is mailed. As a consequence of the General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased from him even though such holder may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Units in the market. See "Tax Considerations--Disposition of Common Units".

AMENDMENT OF PARTNERSHIP AGREEMENT

  Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner. In order to adopt a proposed amendment, the General Partner is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of at least a Unit Majority except that no amendment may be made that would (i) enlarge the obligations of any limited partner, without its consent, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner, without its consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon expiration of its term or (v) give any person the right to dissolve the Partnership other than the General Partner's right to dissolve the Partnership with the approval of holders of at least a Unit Majority.

  The General Partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee of the Partnership to reflect
(i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a partnership in which the limited partners have limited liability or that is necessary or advisable in the opinion of the General Partner to ensure that the Partnership and the Operating Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,
(iv) an amendment that is necessary, in the opinion of counsel to the Partnership,

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


to prevent the Partnership or the General Partner or its respective directors or officers from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed,
(v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the sole discretion of the General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the sole discretion of the General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and taxable year of the Partnership and changes related thereto and (x) any other amendments substantially similar to the foregoing.

  In addition, the General Partner may make amendments to the Partnership Agreement without the approval of any limited partner or assignee if such amendments (i) do not adversely affect the limited partners in any material respect, (ii) are necessary or advisable (in the sole discretion of the General Partner) to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of the Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Unitholders or (iv) are required or contemplated by the Partnership Agreement.

  The General Partner will not be required to obtain an Opinion of Counsel in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of at least 90% of the Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any limited partner in the Partnership or the limited partner of the Operating Partnership.

  Any amendment that materially and adversely affects the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of holders of at least a majority of the outstanding Units so affected (excluding, during the Subordination Period, any Common Units held by the General Partner and its Affiliates).

MEETINGS; VOTING

  Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Units held by the General Partner on behalf of Non-citizen Assignees, the General Partner shall distribute the votes in respect of such Units in the same ratios as the votes of limited partners in respect of other Units are cast).

  The General Partner does not anticipate that any meeting of limited partners will be called in the foreseeable future. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of limited partner interests as would be necessary to authorize or take such

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

action at a meeting of all of the limited partners. Meetings of the limited partners of the Partnership may be called by the General Partner or by limited partners owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes, unless any such action by the limited partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage (excluding, in either case, if such are to be excluded from the vote, outstanding Units owned by the General Partner and its Affiliates).

  Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued by the General Partner. See "--Issuance of Additional Securities." The Partnership Agreement provides that Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with Common Units as a single class.

  Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Units (regardless of whether such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

INDEMNIFICATION

  The Partnership Agreement provides that the Partnership will indemnify the General Partner, any Departing Partner, any Person who is or was an Affiliate of the General Partner or any Departing Partner, any Person who is or was an officer, director, employee, partner, agent or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, partner, agent or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its Affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

LIMITED LIABILITY

  Assuming that a limited partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Partnership in respect of his Units plus his share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the Delaware Act, then the limited partners could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partner with respect to persons who transact business with the Partnership reasonably believing, based on the limited partner's conduct, that the limited partner is a general partner.

  Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and nonrecourse liabilities, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to nonrecourse liability shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

  The Operating Partnership conducts business in at least 15 states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business therein. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partner under certain circumstances. The Partnership will operate in such manner as the General Partner deems reasonable and necessary or appropriate to preserve the limited liability of Unitholders.

BOOKS AND REPORTS

  The General Partner is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. The fiscal year of the Partnership (for accounting but not for tax purposes) is October 1 to September 30.

  As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the General Partner will furnish each record holder of Units (as of a record date selected by the General Partner) with an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the General Partner will furnish each record holder of Units (as of a record date selected by the General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

  The General Partner will use all reasonable efforts to furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year in which the

Partnership's taxable year ends. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The General Partner's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the General Partner. Every Unitholder (without regard to whether he supplies such information to the General Partner) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

  The Partnership Agreement provides that a limited partner can for a purpose reasonably related to such limited partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him (i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition and (vi) such other information regarding the affairs of the Partnership as is just and reasonable. The General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the General Partner believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

TERMINATION AND DISSOLUTION

  The Partnership will continue until December 31, 2085, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the General Partner to dissolve the Partnership, if approved by holders of at least a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (iv), the holders of at least a majority of the outstanding Units (excluding Units held by the Departing General Partner and its Affiliates) may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as a general partner a person or entity approved by at least the holders of a majority of the outstanding Units (excluding Units held by the Departing General Partner and its Affiliates), subject to receipt by the Partnership of an Opinion of Counsel.

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

  Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distribution of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

REGISTRATION RIGHTS

  Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Units proposed to be sold by Star Gas or its Affiliates if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See "The Selling Unitholder."

                        UNITS ELIGIBLE FOR FUTURE SALE

  As of the date of this Prospectus, the General Partner held 147,727 Common Units, which are being offered for sale hereby (including 124,000 Common Units which are being offered pursuant to the Underwriter's over-allotment option), and 2,396,078 Subordinated Units, all of which may convert into Common Units after termination of the Subordination Period and portions of which may convert as early as the first day after the record date established for the quarter ending December 31, 1999. The sale of these Common Units could have an adverse impact on the price of the Common Units. For a discussion of the transactions whereby the General Partner acquired the Subordinated Units in connection with the organization of the Partnership, see "Certain Relationships and Related Transactions--The IPO and Additional Transactions."

  The Common Units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Common Units owned by an "affiliate" of the Partnership (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ("Rule 144") or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer in an offering to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such securities outstanding or (ii) the average weekly reported trading volume of the Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership. A person who is not deemed to have been an affiliate of the Partnership at any time during the three months preceding a sale, and who has beneficially owned his Units for at least two years, would be entitled to sell such Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.

  Prior to the end of the Subordination Period, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 1,300,000 additional Common Units or an equivalent amount of securities ranking on a parity with the Common Units (excluding Common Units issued upon conversion of Subordinated Units, or in connection with certain acquisitions or to repay certain indebtedness) without the approval of the holders of at least a Unit Majority. The Common Units offered hereby (to the extent that the proceeds thereof are used to refinance acquisition debt) and the Common Units issued to Star Gas in connection with the Pearl Gas Transaction will be excluded from such 1,300,000 Common Units. After the Subordination Period, the General Partner, without a vote of the Unitholders, may cause the Partnership to issue additional Common Units or other equity securities of the Partnership on a parity with or senior to the Common Units. In such circumstance, the General Partner will have certain preemptive rights. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue equity securities ranking junior to the Common Units at any time. Any issuance of additional Units would result in a corresponding decrease in the proportionate ownership interest in the Partnership represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See "The Partnership Agreement--Issuance of Additional Securities."

  Pursuant to the Partnership Agreement, the General Partner and its Affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act the offer and sale of any Units held by such party. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the General Partner and its Affiliates, or their assignees, holding any Units to require registration of any such Units and to include any such Units in a registration by the Partnership of other Units, including Units offered by the Partnership or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. In connection with any such registration, the Partnership will indemnify each holder of Units participating in such registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. The Partnership will bear the reasonable costs of any such registration. In addition, the General Partner and its Affiliates may sell their Units in private transactions at any time, in accordance with applicable law. See "The Selling Unitholder."

  The Partnership, the Selling Unitholder and certain of the Unitholders have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of PaineWebber Incorporated and Lehman Brothers Inc. directly or indirectly, sell, contract to sell or otherwise dispose of any Common Units or any security convertible into Common Units, except (i) upon exercise of the options outstanding or to be issued pursuant to the Unit Option Plan or (ii) pursuant to or in connection with an acquisition by the Partnership provided that any person receiving such Common Units in the acquisition will also agree not to sell, contract to sell or otherwise dispose of any Common Units or rights to acquire such units for the time remaining on the 120-day period from the date of this Prospectus.

                              TAX CONSIDERATIONS

  This section is a summary of material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "--Legal Opinions and Advice" expresses the opinion of Phillips Nizer Benjamin Krim & Ballon LLP, special counsel to the General Partner and the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to the Partnership are references to both the Partnership and the Operating Partnership.

  No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of Common Units.

LEGAL OPINIONS AND ADVICE

  Counsel is of the opinion that, based on the accuracy of the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership and (ii) owners of Common Units (with certain exceptions, as described in "Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

  Although no attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or prospective Unitholders, Counsel has advised the Partnership that, based on current law, the following is a general description of the principal federal income tax consequences that should arise from the ownership and disposition of Common Units and, insofar as it relates to matters of law and legal conclusions, addresses the material tax consequences to Unitholders who are individual citizens or residents of the United States.

  No ruling has been or will be requested from the Internal Revenue Service (the "IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the price at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

  For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "--Tax Treatment of Operations-- Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"),

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

(iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units--Allocations Between Transferors and Transferees"), (iv) whether the Partnership's method for depreciating Section 743 adjustments is sustainable (see "--Tax Treatment of Operations--Section 754 Election") and (v) whether the allocations of recapture income contained in the Partnership Agreement will be respected for federal income tax purposes (see "--Tax Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction").

TAX RATES

  The top marginal income tax rate for individuals for 1998 is 39.6%. Pursuant to the Taxpayer Relief Act of 1997 (the "TRA of 1997") in general, net capital gains of an individual are subject to a maximum 28% tax rate, if the asset was held for at least one year and a 20% tax rate if the asset was held for at least 18 months.

PARTNERSHIP STATUS

  A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

  No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership have been and will each continue to be classified as a partnership for federal income tax purposes.

  In rendering its opinion Counsel has relied on the following factual representations made by the Partnership and the General Partner:

  Neither the Partnership nor the Operating Partnership has nor will elect to be treated as an association or corporation;

  The Partnership and the Operating Partnership have been and will continue to be operated in accordance with (i) all applicable partnership statutes, (ii) the applicable Partnership Agreement and (iii) the description thereof in this Prospectus;

  For each taxable year, more than 90% of the gross income of the Partnership will be (i) derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code; and

  The General Partner has and will at all times act independently of the limited partners.

  Section 7704 of the Code provides that publicly-traded partnerships, as a general rule, will be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships if 90% or more of its gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the processing, transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. Based upon the representations of the Partnership and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Partnership's gross income will constitute qualifying income. The Partnership estimates that less than 7% of its gross income for each taxable year will not constitute qualifying income.

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

  If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in such corporation, and then distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

  If the Partnership or the Operating Partnership were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership, as the case may be, at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units has been reduced to zero). Accordingly, treatment of either the Partnership or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

  The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

  Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Counsel is also of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As there is no direct authority dealing with the issue of addressing assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to those persons. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. Furthermore, a purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

  A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "Treatment of Operations--Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

 Flow-through of Taxable Income

  No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without

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

regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

 Treatment of Partnership Distributions

  Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Limitations on Deductibility of Partnership Losses."

  A decrease in a Unitholder's percentage interest in the Partnership because of the issuance by the Partnership of additional Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his tax basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

 Ratio of Taxable Income to Distributions

  The Partnership estimates that a purchaser of Common Units in this offering who holds such Common Units from the date of the closing of this offering through December 31, 2000, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be less than 5% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years beginning after December 31, 2000, the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to Unitholders. The foregoing estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentage could be higher or lower, and any such differences could be material and could materially affect the value of the Common Units.

 Basis of Common Units

  A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any

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

decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of Partnership debt which is not recourse to any partner. See "--Disposition of Common Units--Recognition of Gain or Loss."

 Limitations on Deductibility of Partnership Losses

  The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount for which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's tax basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's tax basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

  In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Partnership nonrecourse liabilities, reduced by any amount of money the Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the tax basis of the Unitholder's Units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of Partnership nonrecourse liabilities).

  The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

 Limitations on Interest Deductions

  The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest

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


expense attributed to portfolio income and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

 Allocation of Partnership Income, Gain, Loss and Deduction

  In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partner and the Unitholders in accordance with their respective percentage interests in the Partnership. At any time that distributions are made to a Limited Partner in excess of the distribution to another Limited Partner (determined on a per Unit basis), or that Incentive Distributions are made to the General Partner, gross income will be allocated to the recipients to the extent of such distribution. If the Partnership has a net loss, items of income, gain, loss and deduction generally will be allocated first, to the General Partner and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement) and, thereafter, to the General Partner.

  As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property owned by the Partnership. This allocation will have the effect of giving a purchaser in the Offering a basis in Partnership assets equal to the fair market value of those assets. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income to the other Unitholders. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

  Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the difference between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

  Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

TAX TREATMENT OF OPERATIONS

 Accounting Method and Taxable Year

  The Partnership uses the fiscal year ending December 31 as its taxable year and has adopted the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who disposes of Units following the close of

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

the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

 Tax Basis, Depreciation and Amortization

  The tax basis of the various assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the General Partner immediately prior to the formation of the Partnership. The federal income tax burden associated with the difference between the fair market value of property held by the Partnership and its tax basis immediately prior to this Offering will be borne by partners holding interests in the Partnership prior to this offering. See "--Tax Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction."

  If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See "--Consequences of Unit Ownership--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

  Costs incurred in organizing the Partnership are being amortized over a period of 60 months. The costs incurred in promoting the issuance of Units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, the underwriting discounts and commissions would be treated as a syndication cost.

 Section 754 Election

  The Partnership has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits the Partnership to adjust a Common Unit purchaser's (other than a Common Unit purchased from the Partnership) tax basis in the Partnership's assets ("inside basis") pursuant to Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's tax basis in such assets ("common basis") and (2) his Section 743(b) adjustment to that basis.)

  Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, the proposed regulations under Section 197 indicate that the
Section 743(b) adjustment attributable to an amortizable Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation
Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. Pursuant to the Partnership Agreement, the Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation

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

Section 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.168-2(n) or Proposed Treasury Regulation Section 1.197-2(g)(3). See "--Uniformity of Units."

  Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Partnership property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or Proposed Treasury Regulation 1.197-2(g)(3). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "--Uniformity of Units."

  The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

  A Section 754 election is advantageous if the transferee's tax basis in his Units is higher than such Units' share of the aggregate tax basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such Units is lower than such Unit's share of the aggregate tax basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

  The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

 Alternative Minimum Tax

  Although it is not expected that the Partnership will generate significant tax preference items or adjustments, each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction or loss for purposes of the alternative minimum tax.

  The alternative minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.


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

 Valuation of Partnership Property and Basis of Properties

  The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values and determinations of the initial tax bases of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

 Treatment of Short Sales

  A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of Partnership interests. See also "--Disposition of Common Units--Recognition of Gain or Loss."

DISPOSITION OF COMMON UNITS

 Recognition of Gain or Loss

  Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

  Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decrease a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

  Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "--Tax Treatment of Operations--Section 754 Election") attributable to an amortizable Section 197 intangible after a sale by the General Partner of Units, a Unitholder could realize additional gain from the sale of Units than had such convention been respected. In that case, the Unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other Unitholders.

  Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit will generally be taxable as capital gain or loss. Capital gain recognized on the sale of Units held for more than 18 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized

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receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income each year in the case of individuals and may only be used to offset capital gain in the case of corporations.

  The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly, Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

  The TRA of 1997 affects the taxation of certain financial products and securities, including partnership interests by treating a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enters into (i) a short sale of, (ii) an offsetting notional principal contract with respect to, or (iii) a futures or forward contract to deliver, (or, in the case of an appreciated financial position that is a short sale or offsetting notional principal or futures or forward contract, acquire) the same or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

 Allocations Between Transferors and Transferees

  In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the principal national securities exchange on which the Common Units are then traded on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

  The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

  A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

 Notification Requirements

  A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a Unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the Unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

 Constructive Termination

  The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. Under Treasury Regulations, a termination of the Partnership will result in a deemed transfer by the Partnership of its assets to a new partnership in exchange for an interest in the new partnership followed by a deemed distribution of interests in the new partnership to the Unitholders in liquidation of the Partnership. Under TRA of 1997, if the Partnership elects to be treated as a large partnership it will not terminate by reason of the sale or exchange of interests in the Partnership. A termination of the Partnership will cause a termination of the Operating Partnership. A termination of the Partnership will result in the closing of the Partnership's taxable year for all Unitholders. In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the Partnership's taxable year may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of Partnership deductions for depreciation. A termination could also result in penalties if the Partnership were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject the Partnership to, any tax legislation enacted prior to the termination.

 Entity-Level Collections

  If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

  Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n). Treasury Regulation Section 1.167(c)-1(a)(6) and Proposed Treasury Regulation 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the Units. See "--Treatment of Operations--Section 754 Election."

  The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) and Proposed Treasury Regulation 1.197-1(a)(3). See "--Tax Treatment of Operations--Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations. If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected, and the gain from the sale of Units might be increased without the benefit of additional deductions. See "-- Disposition of Common Units--Recognition of Gain or Loss."

 Tax-Exempt Organizations and Certain Other Investors

  Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

  Employee benefit plans and most other organizations exempt from federal income tax (including IRAs) and other retirement plans) are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

  A regulated investment Partnership or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

  Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence, they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.


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

  Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's "United States net equity") which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a qualified resident. In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

  Under a ruling of the IRS, a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

 Partnership Information Returns and Audit Procedures

  The Partnership intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units.

  The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

  Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner of the Partnership.

  The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate. However, under TRA of 1997, if the Partnership elects to be treated as a large partnership, a partner will not have the right to participate in settlement conferences with the IRS or to seek a refund. However, if the

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Partnership elects to be treated as a large partnership, its partners would be required to treat all Partnership items in a manner consistent with the Partnership return.

  A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties.

  Under the provisions of the TRA of 1997, if the Partnership elects to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes;
(10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate. Moreover, miscellaneous itemized deductions would not be passed through to its partners and 30% of such deductions would be used at the partnership level.

  The TRA of 1997 also made a number of changes to the tax compliance and administrative rules relating to electing large partnerships. One provision would require that each partner in an electing large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under prior law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the TRA of 1997, a partnership could elect to or, in some circumstances, could be required to directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

 Nominee Reporting

  Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

 Registration as a Tax Shelter

  The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Partnership, has registered the Partnership as a tax shelter with the Secretary of the Treasury in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued the following tax shelter registration number to the Partnership: 96026000016. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number

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to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes. Registration as a tax shelter may increase the risk of an audit.

 Accuracy-Related Penalties

  A penalty equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

  A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return
(i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an understatement of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

  A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

  In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. A Unitholder will likely be required to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. The General Partner anticipates that substantially all of the Partnership's income will be generated in the following states: Connecticut, Indiana, Kentucky, Maine, Massachusetts, Michigan, New Jersey, New York, Ohio, Pennsylvania and Rhode Island. Each of the states in which the General Partner anticipates that a substantial portion of the Partnership's income will be generated currently imposes a personal income tax. Some of these states may require the Partnership to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of such state. Withholding, the amount of which may be greater or less than a particular income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See "--Disposition of Common Units-- Entity-Level Collections." Based on current law and its estimate of future Partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material.

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  It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS
                      AND INDIVIDUAL RETIREMENT ACCOUNTS

  An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under
Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and (c) (i) the fact that such investment could result in recognition of unrelated business taxable income by such plan even if there is no net income, (ii) the effect of an imposition of income taxes on the potential investment return for an otherwise tax exempt investor and (iii) the requirement on such an investor plan of filing an additional federal income tax return (if gross income is $1,000 or more). The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

  Section 406 of ERISA and Section 4975 of the Code (which also applies to Individual Retirement Accounts that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

  In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the General Partner also would be a fiduciary of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

  The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities--i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its Affiliates, and certain other persons) is held by the employee benefit plans referred to above, Individual Retirement Accounts and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in
(c).

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated December , 1997 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated and Lehman Brothers Inc. are acting as representatives (the "Representatives"), have agreed, severally but not jointly, to purchase, and the Partnership and the Selling Unitholder have agreed to sell, the following respective number of Common Units:

  To be sold by the Partnership:

   UNDERWRITER                                            NUMBER OF COMMON UNITS
   -----------                                            ----------------------
   PaineWebber Incorporated..............................
   Lehman Brothers Inc...................................

  To be sold by the Selling Unitholder:

   UNDERWRITER                                            NUMBER OF COMMON UNITS
   -----------                                            ----------------------
   PaineWebber Incorporated..............................
   Lehman Brothers Inc...................................

  The Underwriters propose to offer the Common Units at the offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers (who may include the Underwriters) at such price less a concession not in excess of [$ ] per Common Unit, and the Underwriters and such dealers may reallow to certain dealers a discount not in excess of [$ ] per Common Unit. The Common Units are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Selling Unitholder has granted the Underwriters an option to purchase up to 124,000 additional Common Units, in each case exercisable for 30 days after the date hereof and to cover over-allotments, if any, at the offering price less the underwriting discount and commissions. The Underwriters may purchase such Common Units only to cover over-allotments made in connection with this Offering.

  The Partnership and the Selling Unitholder have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the federal securities laws, or to contribute to payments which the Underwriters may be required to make in respect thereof.

  The Partnership, the Selling Unitholder and certain of the Unitholders have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of PaineWebber Incorporated and Lehman Brothers Inc. directly or indirectly, sell, contract to sell or otherwise dispose of any Common Units or any security convertible into Common Units, except (i) upon exercise of the options outstanding or to be issued pursuant to the Unit Option Plan or (ii) pursuant to or in connection with an acquisition by the Partnership provided that any person receiving such Common Units in the acquisition will also agree not to sell, contract to sell or otherwise dispose of any Common Units or rights to acquire such units for the time remaining on the 120-day period from the date of this Prospectus.

  PaineWebber Incorporated and Lehman Brothers Inc. have in the past performed, and may continue to perform, investment banking, broker dealer, lending and financial advisory services for the Partnership, and have received customary compensation therefor.

  In addition, if the Underwriters over-allot (i.e., if they sell more Common Units than are set forth on the cover page of this Prospectus) and thereby create a short position in the Common Units in connection with this Offering, then the Underwriters may reduce that short position by purchasing Common Units in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  Neither the Partnership nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Units. In addition, neither the Partnership nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                            THE SELLING UNITHOLDER

  As of the date of this Prospectus, Star Gas, the Selling Unitholder, held 147,727 Common Units, all of which are being offered pursuant to this Prospectus (including 124,000 Common Units which are subject to the Underwriters' over-allotment option). In addition, Star Gas held 2,396,078 Subordinated Units as of such date. The Common Units were issued to Star Gas in connection with the Pearl Gas Acquisition. See "Certain Relationships and Related Transactions--Pearl Gas Acquisition."

                           VALIDITY OF COMMON UNITS

  The validity of the Common Units will be passed upon for the Partnership by Phillips Nizer Benjamin Krim & Ballon LLP, New York. New York. Certain legal matters in connection with the Common Units will be passed upon for the Underwriters by Andrews & Kurth L.L.P., New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Star Gas Partners, L.P. and subsidiary and the Star Gas Group (Predecessor) as of September 30, 1996 and 1997 and for the fiscal years ended September 30, 1995, 1996 and 1997, have been included herein and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing herein and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Pearl Gas Co., as of December 31, 1995 and 1996 and for the fiscal years ended December 31, 1995 and 1996 have been included herein and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Partnership has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Partnership and the securities offered by this Prospectus. The Partnership is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Commission. Such reports and other information are available for inspection at, and copies of such materials may be obtained upon payment of the fees prescribed therefor by the rules and regulations of the Commission from, the Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, New York, New York 10048 or may be obtained on the Internet at http:\\www.sec.gov. In addition, the Common Units of the Partnership are listed on the Nasdaq National Market, and such reports and other information may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PRO FORMA FINANCIAL STATEMENTS:
Pro Forma Condensed Consolidated Financial Statements of Star Gas
 Partners, L.P.:
  Pro Forma Condensed Consolidated Balance Sheet--September 30, 1997
   (unaudited)............................................................  F-2
  Pro Forma Condensed Consolidated Statement of Operations--Year Ended
   September 30, 1997 (unaudited).........................................  F-3
  Notes to Pro Forma Condensed Consolidated Financial Statements..........  F-4

HISTORICAL FINANCIAL STATEMENTS:
Star Gas Partners, L.P. and the Star Gas Group (Predecessor):
  Independent Auditors' Report............................................  F-5
  Consolidated Balance Sheets as of September 30, 1996 and 1997...........  F-6
  Consolidated Statements of Operations for the year ended September 30,
   1995 (Predecessor), and from October 1, 1995 through December 20, 1995
   (Predecessor), December 20, 1995 through September 30, 1996, and the year ended September 30, 1997..........................................  F-7
  Consolidated Statements of Partners' Capital for the period December 20,
   1995 through September 30, 1996 and the year ended September 30, 1997 and the Consolidated Statement of Predecessor's Equity for year ended
   September 30, 1995 (Predecessor) and the period October 1, 1995 through
   December 20, 1995 (Predecessor)........................................  F-8
  Consolidated Statements of Cash Flows for the year ended September 30,
   1995 (Predecessor), and from October 1, 1995 through December 20, 1995
   (Predecessor), December 20, 1995 through September 30, 1996, and the year ended September 30, 1997..........................................  F-9
  Notes to Consolidated Financial Statements.............................. F-10

Pearl Gas Co.:
  Independent Auditors' Report............................................ F-22
  Balance Sheets as of December 31, 1995 and 1996......................... F-23
  Statements of Income for the Years ended December 31, 1995 and 1996..... F-24
  Statements of Shareholders' Equity for the Years ended December 31, 1995 and 1996............................................................... F-25
  Statements of Cash Flows for the Years ended December 31, 1995 and
   1996................................................................... F-26
  Notes to Financial Statements........................................... F-27
  Balance Sheets as of December 31, 1996 and September 30, 1997
   (unaudited)............................................................ F-31
  Statements of Income for the Nine Months ended September 30, 1996
   (unaudited) and September 30, 1997 (unaudited)......................... F-32
  Statements of Cash Flows for the Nine Months ended September 30, 1996
   (unaudited) and September 30, 1997 (unaudited)......................... F-33
  Notes to Financial Statements (unaudited)............................... F-34

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

           PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                                              STAR GAS
                                                                                              PARTNERS,
                            STAR GAS    PEARL GAS CO.  PRO FORMA     PRO FORMA                  L.P.
                         PARTNERS, L.P. CONVEYANCE(A) ADJUSTMENTS    COMBINED  THE OFFERING   PRO FORMA
                         -------------- ------------- -----------    --------- ------------   ---------
ASSETS
Current assets:
 Cash...................    $    889       $ 1,853     $ 21,000 (b)  $    742    $ 15,987 (h) $  7,077
                                                        (23,000)(c)                   348 (h)
                                                                                  (10,000)(i)
 Notes and accounts
  receivables...........       5,720           515                      6,235                    6,235
 Inventories............       6,597           302                      6,899                    6,899
 Prepaid expenses and
  other current assets..         959           663                      1,622                    1,622
                            --------       -------     --------      --------    --------     --------
 Total current assets...      14,165         3,333       (2,000)       15,498       6,335       21,833
                            --------       -------     --------      --------    --------     --------
 Property and equipment,
  net...................      95,282        13,585                    108,867                  108,867
 Intangible and other
  assets, net...........      38,022        10,990                     49,012                   49,012
                            --------       -------     --------      --------    --------     --------
 Total assets...........    $147,469       $27,908     $ (2,000)     $173,377    $  6,335     $179,712
                            ========       =======     ========      ========    ========     ========
LIABILITIES AND
 PARTNERS' CAPITAL
Current liabilities:
 Deferred revenue.......    $    --        $   197     $             $    197    $            $    197
 Contract payable.......         --            633                        633                      633
 Accounts payable.......       3,178           188                      3,366                    3,366
 Accrued expenses.......       3,325           423                      3,748                    3,748
 Customer credit
  balances..............       4,343           --                       4,343                    4,343
                            --------       -------     --------      --------    --------     --------
 Total current
  liabilities...........      10,846         1,441                     12,287                   12,287
                            --------       -------     --------      --------    --------     --------
Long-term debt..........      85,000        23,000       21,000 (b)   106,000     (10,000)(i)   96,000
                                                        (23,000)(c)
Other long-term
 liabilities............          45                                       45                       45
Partners' Capital:
 Common unitholders.....      47,573         3,397                     50,970      15,987 (h)   66,957
 Subordinated
  unitholder............       4,034           --                       4,034                    4,034
 General partner........         (29)           70                         41         348 (h)      389
                            --------       -------     --------      --------    --------     --------
 Total Partners'
  Capital...............      51,578         3,467                     55,045      16,335       71,380
                            --------       -------     --------      --------    --------     --------
 Total Liabilities and
  Partners' Capital.....    $147,469       $27,908     $ (2,000)     $173,377    $  6,335     $179,712
                            ========       =======     ========      ========    ========     ========

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

      PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                         YEAR ENDED SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                                                STAR GAS
                                                                                                PARTNERS,
                             STAR GAS                   PRO FORMA    PRO FORMA                    L.P.
                          PARTNERS, L.P. PEARL GAS CO. ADJUSTMENTS   COMBINED      THE OFFERING PRO FORMA
                          -------------- ------------- -----------   ---------     ------------ ---------
Sales...................     $135,159       $14,607      $           $149,766          $        $149,766
Cost of sales...........       72,211         8,159                    80,370                     80,370
                             --------       -------                  --------                   --------
 Gross Profit...........       62,948         6,448                    69,396                     69,396
Operating expenses......       43,245         3,436         (273)(d)   46,408                     46,408
Depreciation and
 amortization...........       10,405           423          667 (e)   11,495                     11,495
Net gain (loss) on sales
 of assets..............         (295)           30                      (265)                      (265)
                             --------       -------      -------     --------                   --------
 Operating income.......        9,003         2,619         (394)      11,228                     11,228
Interest income
 (expense), net.........       (6,966)           48       (1,527)(f)   (8,493)          727(j)    (7,766)
                                                             (48)(f)
                             --------       -------      -------     --------          ----     --------
 Income (loss) before
  income taxes..........        2,037         2,667       (1,969)       2,735           727        3,462
Income tax expense......           25           --                         25                         25
                             --------       -------      -------     --------          ----     --------
 Net income.............     $  2,012       $ 2,667      $(1,969)    $  2,710          $727     $  3,437
                             ========       =======      =======     ========          ====     ========
General Partner's
 interest in net
 income.................     $     40                                $     54                   $     69
                             ========                                ========                   ========
Limited Partners'
 interest in net
 income.................     $  1,972                                $  2,656                   $  3,368
                             ========                                ========                   ========
Net Income per Limited
 Partner unit...........     $   0.37                                $   0.49                   $   0.54
                             ========                                ========                   ========
Weighted average number
 of Limited Partner
 units outstanding......        5,271                                   5,419 (g)                  6,228
                             ========                                ========                   ========

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                         YEAR ENDED SEPTEMBER 30, 1997

  The following pro forma adjustments give effect to (i) the Pearl Gas Conveyance (defined below) which was effected as part of the Pearl Gas Acquisition and (ii) this Offering (assuming that the Underwriters' over-allotment option is not exercised), as if each such transaction had taken place on September 30, 1997, in the case of the pro forma condensed consolidated balance sheet, or as of October 1, 1996, in the case of the pro forma condensed consolidated statement of operations for the year ended September 30, 1997. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore the actual results may differ from the pro forma results. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

THE PEARL GAS CONVEYANCE

  (a) Reflects the conveyance (the "Pearl Gas Conveyance") of assets and liabilities of Pearl Gas to the Partnership by Star Gas, including $23.0 million in long-term debt, in exchange for 147,727 Common Units, valued at $3.4 million and an aggregate general partner interest of .00055 percent valued at $70 thousand. Upon purchase of Pearl Gas by Star Gas, the assets were written up to the fair market value through an adjustment to property, plant and equipment of $11.2 million and an adjustment to intangible assets of $11.0 million. In addition, cash and accrued expenses have been increased by $1.0 million and $0.3 million to reflect the estimated working capital as of October 21, 1997. See Note 7 of Notes to the Consolidated Financial Statements of the Partnership.

  (b) Reflects the net proceeds to the Partnership of $21.0 million borrowed under the Acquisition Facility.

  (c) Reflects the use of $23.0 million in cash to retire $ 23.0 million of debt assumed in the Pearl Gas Conveyance.

  (d) Adjustment for certain cost savings, primarily salary and benefit expenses of certain selling shareholders.

  (e) Reflects the incremental depreciation and amortization expense attributable to the Pearl Gas assets conveyed.

  (f) Reflects the adjustment to interest expense resulting from $21.0 million in bank borrowings at 7.27%, and the elimination of $48 thousand of interest income generated on cash balances during the twelve months ended September 30, 1997.

  (g) Reflects the additional 147,727 Common Units issued to Star Gas.

THE OFFERING

  (h) Reflects the net proceeds to the Partnership of approximately $16.0 million from the issuance and sale of 809,000 Common Units at an assumed offering price of $21.50 per Common Unit, net of Underwriters' discount ($1.0 million) and offering expenses (estimated to be $0.5 million). Further reflects a 2% capital contribution of $0.3 million by the General Partner.

  (i) Reflects the use of $10.0 million from the proceeds of this Offering to repay a portion of the Acquisition Facility.

  (j) Reflects the adjustment to interest expense resulting from the use of $10.0 million in proceeds from this Offering to repay the Acquisition Facility.

                         INDEPENDENT AUDITORS' REPORT

The Partners of Star Gas Partners, L.P.:

  We have audited the accompanying consolidated balance sheets of Star Gas Partners, L.P. and Subsidiary as of September 30, 1996 and 1997 and the related consolidated statements of operations, predecessor's equity and cash flows for the year ended September 30, 1995 and for the period October 1, 1995 through December 20, 1995 of its Predecessor and the consolidated statements of operations, partner's capital and cash flows for the period December 20, 1995 through September 30, 1996 and for the year ended September 30, 1997 of Star Gas Partners, L.P. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Star Gas Partners, L.P. and Subsidiary and its Predecessor as of September 30, 1996 and 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Stamford, Connecticut
November 7, 1997

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1996          1997
                                                    ------------- -------------
ASSETS
Current assets:
  Cash and cash equivalents........................   $  1,106      $    889
  Receivables, net of allowance of $291 and $273,
   respectively....................................      7,226         5,720
  Inventories......................................      8,494         6,597
  Prepaid expenses and other current assets........      1,016           959
                                                      --------      --------
    Total current assets...........................     17,842        14,165
                                                      --------      --------
Property and equipment, net........................     97,733        95,282
Intangibles and other assets, net..................     41,338        38,022
                                                      --------      --------
    Total assets...................................   $156,913      $147,469
                                                      ========      ========
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
  Bank credit facility borrowings..................   $  2,350      $    --
  Accounts payable.................................      1,991         3,178
  Accrued expenses.................................      2,757         3,004
  Accrued interest.................................        340           321
  Customer credit balances.........................      2,858         4,343
                                                      --------      --------
    Total current liabilities......................     10,296        10,846
                                                      --------      --------
Long-term debt.....................................     85,000        85,000
Other long-term liabilities........................        219            45
Partners' Capital:
  Common unitholders...............................     52,821        47,573
  Subordinated unitholder..........................      8,410         4,034
  General partner..................................        167           (29)
                                                      --------      --------
    Total Partners' Capital........................     61,398        51,578
                                                      --------      --------
    Total liabilities and partners' capital........   $156,913      $147,469
                                                      ========      ========

          See accompanying notes to consolidated financial statements.

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                        OCTOBER 1,                  OCTOBER 1,
                             YEAR          1995      DECEMBER 20,      1995
                             ENDED        THROUGH        1995         THROUGH
                         SEPTEMBER 30, DECEMBER 20,     THROUGH    SEPTEMBER 30,  YEAR ENDED
                             1995          1995      SEPTEMBER 30,     1996      SEPTEMBER 30,
                         (PREDECESSOR) (PREDECESSOR)     1996       (COMBINED)       1997
                         ------------- ------------- ------------- ------------- -------------
Sales...................   $104,550       $28,159       $91,475      $119,634      $135,159
Cost of sales...........     49,660        12,808        45,749        58,557        72,211
                           --------       -------       -------      --------      --------
 Gross profit...........     54,890        15,351        45,726        61,077        62,948
Delivery and branch.....     35,222         7,729        27,021        34,750        36,427
Depreciation and
 amortization...........     10,073         2,177         7,631         9,808        10,405
General and
 administrative.........      6,127         1,349         5,108         6,457         6,818
Net (loss) on sales of
 assets.................       (913)         (113)         (147)         (260)         (295)
                           --------       -------       -------      --------      --------
 Operating income.......      2,555         3,983         5,819         9,802         9,003
Interest expense, net...      8,549         1,922         5,202         7,124         6,966
                           --------       -------       -------      --------      --------
 Income (loss) before
  income taxes..........     (5,994)        2,061           617         2,678         2,037
Income tax expense......        175            60            25            85            25
                           --------       -------       -------      --------      --------
 Net income (loss)......   $ (6,169)      $ 2,001       $   592      $  2,593      $  2,012
                           ========       =======       =======      ========      ========
General Partner's
 interest in net
 income.................                                $    12                    $     40
                                                        -------                    --------
Limited Partners'
 interest in net
 income.................                                $   580                    $  1,972
                                                        =======                    ========
Net Income per Limited
 Partner unit...........                                $  0.11                    $   0.37
                                                        =======                    ========
Weighted average number
 of Limited Partner
 units outstanding......                                  5,271                       5,271
                                                        =======                    ========


          See accompanying notes to consolidated financial statements.

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

      CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL AND PREDECESSOR EQUITY
                      (IN THOUSANDS, EXCEPT PER UNIT DATA)

                              PREDECESSOR'S EQUITY

 YEAR ENDED SEPTEMBER 30, 1995 AND THE PERIOD OCTOBER 1, 1995 THROUGH DECEMBER
                                    20, 1995

                             8%                                        TOTAL
                         CUMULATIVE   12.5%   CAPITAL IN           PREDECESSOR'S
                         PREFERRED  PREFERRED EXCESS OF               EQUITY
                           STOCK      STOCK   PAR VALUE  DEFICIT   (DEFICIENCY)
                         ---------- --------- ---------- --------  -------------
Balance as of September
 30, 1994...............   $ 500      $ --     $108,336  $(64,508)   $ 44,328
 Conversion of preferred
  stock.................    (266)      319          (53)      --          --
 Redemption of preferred
  stock.................     (49)      --        (5,042)      --       (5,091)
 Stock dividends
  declared..............       4       --           368      (732)       (360)
 Cash dividends
  preferred stock.......     --        --           --     (5,287)     (5,287)
 Purchase accounting
  adjustment............     --        --       (51,906)   68,790      16,884
 Net loss...............     --        --           --     (6,169)     (6,169)
                           -----      ----     --------  --------    --------
Balance as of September
 30, 1995...............     189       319       51,703    (7,906)     44,305
 Dividends..............     --        --           --    (21,309)    (21,309)
 Additional capital
  contribution..........     --        --         4,184       --        4,184
 Net income.............     --        --           --      2,001       2,001
                           -----      ----     --------  --------    --------
Balance as of December
 20, 1995...............   $ 189      $319     $ 55,887  $(27,214)   $ 29,181
                           =====      ====     ========  ========    ========

                               PARTNERS' CAPITAL

 FOR THE PERIOD ENDED DECEMBER 20, 1995 THROUGH SEPTEMBER 30, 1996 AND THE YEAR
                            ENDED SEPTEMBER 30, 1997

                           NUMBER OF UNITS                                   TOTAL
                         -------------------                       GENERAL PARTNERS'
                         COMMON SUBORDINATED COMMON   SUBORDINATED PARTNER  CAPITAL
                         ------ ------------ -------  ------------ ------- ---------
Balance as of December
 20, 1995...............   --        --      $   --     $   --      $ --   $    --
 Contribution of assets,
  net...................   --      2,396         --      10,956       225    11,181
 Issuance of Common
  Units, net............ 2,875       --       55,875        --         56    55,931
 Net Income.............   --        --          317        263        12       592
 Distributions ($1.17
  per unit).............   --        --       (3,371)    (2,809)     (126)   (6,306)
                         -----     -----     -------    -------     -----  --------
Balance as of September
 30, 1996............... 2,875     2,396      52,821      8,410       167    61,398
                         -----     -----     -------    -------     -----  --------
 Net Income.............   --        --        1,077        895        40     2,012
 Distributions ($2.20
  per unit).............   --        --       (6,325)    (5,271)     (236)  (11,832)
                         -----     -----     -------    -------     -----  --------
Balance as of September
 30, 1997............... 2,875     2,396     $47,573    $ 4,034     $ (29) $ 51,578
                         =====     =====     =======    =======     =====  ========

          See accompanying notes to consolidated financial statements.

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         OCTOBER 1, 1995               OCTOBER 1, 1995
                            YEAR ENDED       THROUGH     DECEMBER 20,      THROUGH
                           SEPTEMBER 30,  DECEMBER 20,   1995 THROUGH   SEPTEMBER 30,   YEAR ENDED
                               1995           1995       SEPTEMBER 30,      1996       SEPTEMBER 30,
                           (PREDECESSOR)  (PREDECESSOR)      1996        (COMBINED)        1997
                           ------------- --------------- ------------- --------------- -------------
Cash Flows from Operating
 activities:
 Net income (loss)........   $ (6,169)      $  2,001       $    592       $  2,593       $  2,012
 Adjustments to reconcile
  net income (loss) to net
  cash provided by
  operating activities:
 Depreciation and
  amortization............     10,073          2,177          7,631          9,808         10,405
 Provision for losses on
  accounts receivable.....        809            101            321            422            312
 Net (gain) loss on sales
  of assets...............        913            113            147            260            295
 Changes in operating
  assets and liabilities:
 Decrease (increase) in
  receivables.............      1,390         (2,779)         1,766         (1,013)         1,193
 Decrease (increase) in
  inventories.............     (1,196)         1,430         (3,770)        (2,340)         1,897
 Decrease (increase) in
  prepaid and
  other assets............        188           (455)           754            299            124
 Increase (decrease) in
  other
  current liabilities.....     (5,504)        (1,703)         1,757             54          2,900
 Decrease in other long-
  term liabilities........        (87)           (12)           (89)          (101)          (174)
                             --------       --------       --------       --------       --------
   Net cash provided by
    operating activities..        417            873          9,109          9,982         18,964
                             --------       --------       --------       --------       --------
Cash Flows from Investing
 activities:
 Capital expenditures.....     (7,988)        (1,617)        (3,715)        (5,332)        (5,279)
 Business acquisitions....     (4,557)           --          (2,440)        (2,440)           --
 Proceeds from sales of
  fixed assets............        707            566            252            818            374
 Proceeds from sale of
  businesses..............     13,250            --             --             --             --
                             --------       --------       --------       --------       --------
   Net cash provided by
    (used in) investing
    activities............      1,412         (1,051)        (5,903)        (6,954)        (4,905)
                             --------       --------       --------       --------       --------
Cash Flows from Financing
 activities:
 Credit facility
  borrowings..............      6,700            --           5,850          5,850          5,000
 Credit facility
  repayments..............    (10,700)           --          (3,500)        (3,500)        (7,350)
 Acquisition facility
  borrowings..............        700            --             --             --           3,350
 Acquisition facility
  repayments..............       (700)           --             --             --          (3,350)
 Borrowings (repayments)
  of debt.................      6,576        (35,783)       (53,780)       (89,563)           --
 Repayments of preferred
  stock...................     (5,091)        (8,625)           --          (8,625)           --
 Cash dividends paid......       (412)       (21,309)           --         (21,309)           --
 Distributions............        --             --          (6,306)        (6,306)       (11,832)
 Loan to Petro............        --         (12,000)           --         (12,000)           --
 Proceeds from issuance of
  First Mortgage Notes....        --          85,000            --          85,000            --
 Proceeds from issuance of
  Common Units, net.......        --             --          55,931         55,931            --
 Debt placement and credit
  agreement expenses......        --          (1,313)          (814)        (2,127)           (94)
 Cash retained by general
  partner.................        --          (6,000)           --          (6,000)           --
                             --------       --------       --------       --------       --------
   Net cash used in
    financing activities..     (2,927)           (30)        (2,619)        (2,649)       (14,276)
                             --------       --------       --------       --------       --------
   Net increase (decrease)
    in cash...............     (1,098)          (208)           587            379           (217)
 Cash at beginning of
  period..................      1,825            727            519            727          1,106
                             --------       --------       --------       --------       --------
 Cash at end of period....   $    727       $    519       $  1,106       $  1,106       $    889
                             ========       ========       ========       ========       ========

          See accompanying notes to consolidated financial statements.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)

1) PARTNERSHIP ORGANIZATION AND FORMATION

  Star Gas Partners, L.P. ("Star Gas Partners" or the "Partnership") was formed on October 16, 1995, as a Delaware limited partnership. Star Gas Partners and its subsidiary, Star Gas Propane, L.P., a Delaware limited partnership, (the "Operating Partnership" or the "OLP") were formed to acquire, own and operate substantially all of the propane operations and assets and liabilities of Star Gas Corporation ("Star Gas"), a Delaware corporation (and the general partner of Star Gas Partners and the Operating Partnership) and the propane operations and assets and liabilities of Star Gas' parent corporation, Petroleum Heat and Power Co., Inc., a Minnesota corporation ("Petro") (collectively hereinafter referred to as the "Star Gas Group" or the "Predecessor Company"). The Operating Partnership is, and the Star Gas Group was, engaged in the marketing and distribution of propane gas and related appliances to retail and wholesale customers in the United States located principally in the Midwest and Northeast. On December 20, 1995, (i) Petro conveyed all of its propane assets and related liabilities to Star Gas and (ii) Star Gas and its subsidiaries conveyed substantially all of their assets (other than $83.7 million in cash from the proceeds of the First Mortgage Notes and certain non-operating assets) to the Operating Partnership (the "Star Gas Conveyance") in exchange for general and limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all of the liabilities of Star Gas and its subsidiaries (excluding certain income tax liabilities and certain other long-term obligations of Star Gas that were assumed by Petro), including the First Mortgage Notes and approximately $53.8 million in outstanding Star Gas debt due to Petro. The net book value of the assets contributed by Star Gas and its subsidiaries to the Operating Partnership exceeded the liabilities assumed by $11.2 million. Immediately after the Star Gas Conveyance, Star Gas and its subsidiaries conveyed their limited partner interests in the Operating Partnership to Star Gas Partners in exchange for an aggregate of 2.4 million Subordinated Units of limited partner interests in Star Gas Partners.

  Of the $83.7 million in cash retained by the General Partner, $35.8 million was paid to Petro in satisfaction of additional indebtedness, $8.6 million was used to redeem preferred stock of the General Partner held by Petro, $12.0 million was loaned to Petro, and $6.0 million was retained to be available to fund the General Partner's additional capital contribution obligation. The remaining $21.3 million was paid to Petro as dividends.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


  During fiscal 1996, Star Gas Partners completed its initial public offering of 2.9 million Common Units, including an over allotment of 0.3 million Common Units, representing Limited Partner interests, at a price of $22.00 a unit. The net proceeds received of $55.9 million, after deducting underwriting discounts, commissions and expenses were contributed to the Operating Partnership and used to repay $50.3 million of debt due to Petro, which was assumed by the Operating Partnership in the Star Gas Conveyance and the Partnership used the balance of $5.6 million for general operating purposes.

  In order that the Partnership would commence operations with $6.2 million of working capital on December 20, 1995, the Conveyance Agreement provided that the amount of debt due to Petro at closing would be adjusted upwards or downwards to the extent that the Star Gas Partners' net working capital exceeded or was less than $6.2 million. At closing, net working capital was $9.7 million and $3.5 million was repaid to Petro on January 18, 1996.

  The General Partner holds a 1.0% general partner interest in Star Gas Partners and a 1.0101% general partner interest in the Operating Partnership. Star Gas Partners and the Operating Partnership have no employees, except for certain employees of its corporate subsidiary Stellar Propane Service Corporation. The General Partner conducts, directs and manages all activities of Star Gas Partners and the Operating Partnership and is reimbursed on a monthly basis for all direct and indirect expenses it incurs on their behalf including the cost of employee wages.

  The following presents the Condensed Consolidated Balance Sheet as of December 31, 1996 and September 30, 1997 (unaudited) of the General Partner, Star Gas Corporation.

                                          DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                          ----------------- ------------------
                                                               (UNAUDITED)
                   ASSETS
   Current Assets
     Cash................................      $ 4,408           $     3
     Investments.........................        1,398                99
     Other receivables...................        6,100               --
     Interest receivable.................          --                330
                                               -------           -------
       Total current assets..............       11,906               432
   Investment in Star Gas Partners,
    L.P..................................        9,942             4,005
   Note receivable from Petro............       12,000            12,000
                                               -------           -------
       Total Assets......................      $33,848           $16,437
                                               =======           =======
    LIABILITIES AND SHAREHOLDER'S EQUITY
   Current Liabilities
     Accrued expenses....................      $    26           $    26
                                               -------           -------
       Total Current Liabilities.........           26                26
   Shareholder's Equity
     Common Stock-Class A................          --                --
     Preferred Stock.....................          508               508
     Additional Paid in Capital..........       55,687            55,887
     Retained Earnings...................      (22,373)          (39,984)
                                               -------           -------
       Total Shareholder's Equity........       33,822            16,411
                                               -------           -------
       Total Liabilities & Shareholder's
        Equity...........................      $33,848           $16,437
                                               =======           =======

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


  The Operating Partnership is, and the Star Gas Group was, primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers, operating from 49 branches in the Midwest and 18 branches in the Northeast. Propane is used primarily for space heating, water heating and cooking by the Partnership's residential and commercial customers and as a result, weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Actual weather conditions can vary substantially from year to year, and accordingly can significantly affect the Partnership's financial performance.

2) ACQUISITION BY PETRO

  In December 1993, Petro acquired an approximate 29.5% interest in Star Gas for $16.0 million. Petro exercised its right in December 1994 to purchase the remaining outstanding common equity of Star Gas by paying $3.8 million in cash and issuing approximately 2.5 million shares of its common stock.

  The acquisition was accounted for as a purchase, accordingly, the purchase price was allocated to the underlying assets and liabilities based upon their estimated fair value at the date of acquisition. The fair value of assets acquired was $141.3 million (including $3.3 million in cash) and liabilities and preferred stock was $109.5 million. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was $9.0 million and is being amortized over a period of twenty-five years.

3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The Consolidated Financial Statements for the year ended September 30, 1995 and the period October 1, 1995 through December 20, 1995 include the propane operations, assets and liabilities of the Star Gas Group. The Consolidated Financial Statements for the period December 20, 1995 through September 30, 1996 and for the year ended September 30, 1997 include the accounts of Star Gas Partners, L.P., the Operating Partnership and its corporate subsidiary, Stellar Propane Service Corp., collectively referred to herein as the "Partnership". All material intercompany items and transactions have been eliminated in consolidation and certain reclassifications have been made to the 1995 and 1996 financial statements to conform to the 1997 presentation.

 Net Income per Limited Partner Unit

  Net income per Limited Partner Unit is computed by dividing net income, after deducting the General Partner's 2.0% interest, by the weighted average number of Common Units and Subordinated Units outstanding.

 Revenue Recognition

  Sales of propane and propane appliances are recognized at the time of delivery of the product to the customer or at the time of sale or installation. Revenue from service repairs and maintenance is recognized upon completion of the service provided.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


 Inventories

  Inventories are stated at the lower of cost or market and are computed on a first-in, first-out basis. At the dates indicated the components of inventory were as follows:

                                                                  SEPTEMBER 30,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
   Propane gas................................................... $6,625 $4,805
   Appliances and equipment......................................  1,869  1,792
                                                                  ------ ------
                                                                  $8,494 $6,597
                                                                  ====== ======

  Substantially all of the Partnership's propane supply for the Northeast retail operations are purchased under supply contracts. Certain of the supply contracts provide for minimum and maximum amounts of propane to be purchased thereunder, and provide for pricing in accordance with posted prices at the time of delivery or include a pricing formula that typically is based on current market prices. One supply agreement, representing approximately 7,200 gallons, extends through March 31, 1999. During 1995, 1996 and 1997, spot purchases from Mont Belvieu sources accounted for approximately 8%, 26% and 36%, respectively, of the Partnership's total volume of propane purchases. In addition, the three single largest suppliers accounted for an aggregate of approximately 56%, 32% and 31%, respectively, of total propane purchases in 1995, 1996 and 1997.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method.

 Intangible Assets

  The excess of cost over the fair value of net assets resulting from the acquisition of the Predecessor Company by Petro in December 1994 is being amortized using the straight-line method over 25 years. For the period October 1993 through December 1994, goodwill was amortized over 10 years. Other intangible assets, including covenants not to compete and customer lists are recorded at cost and are being amortized over their estimated useful lives, ranging from 1 to 15 years. Also included as intangible assets are the costs associated with the issuance of the Company's First Mortgage Notes which are being amortized under the interest method over the life of the notes.

  It is the Partnership's policy to review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Partnership determines that the carrying values of intangible assets are recoverable over their remaining estimated lives through undiscounted future cash flow analysis. If such a review should indicate that the carrying amount of the intangible assets is not recoverable, it is the Partnership's policy to reduce the carrying amount of such assets to fair value.

 Customer Credit Balances

  Customer credit balances represent pre-payments received from customers. These payments relate primarily to a budget payment plan whereby customers pay their estimated annual propane gas charges on a fixed monthly basis and payments made have exceeded actual deliveries billed.

 Use of Estimates

  In accordance with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)

contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

 Cash Equivalents

  The Partnership considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

 Income Taxes

  The Partnership is a master limited partnership. As a result, for Federal income tax purposes, earnings or losses are allocated directly to the individual partners. Except for the Partnership's corporate subsidiary which generates non-qualifying Master Limited Partnership income, no recognition has been given to Federal income taxes in the accompanying financial statements of the Partnership. Net earnings for financial statement purposes may differ significantly from taxable income reportable to unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and due to taxable income allocation requirements of the Partnership agreement.

  From December 1994 and prior to the Partnership's formation, the Predecessor filed a consolidated Federal income tax return with Petro and its affiliates. Income taxes were computed as though each company filed its own income tax return. Deferred income taxes were recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Prior to the December 1994 acquisition by Petro, Star Gas filed consolidated tax returns with its subsidiaries.

4) QUARTERLY DISTRIBUTION OF AVAILABLE CASH

  The Partnership distributes to its partners, on a quarterly basis, all of its "Available Cash." Available Cash generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter, less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner.

  Distribution by the Partnership in an amount equal to 100% of its Available Cash will generally be made 98% to the Common and Subordinated Unitholders and 2% to the General Partner, subject to the payment of incentive distributions in the event Available Cash exceeds the Minimum Quarterly Distribution ($0.55) on all Units. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearage, prior to the distribution of Available Cash to holders of Subordinated Units. Common Units will not accrue arrearage for any quarter after the end of the Subordination Period (as defined below) and Subordinated Units will not accrue any arrearage with respect to distributions for any quarter.

  The first distribution commenced with the quarter ending March 31, 1996 and was paid on May 15, 1996 to holders of record as of May 1, 1996. The initial distribution was $0.6225 per Unit and represented a pro rata distribution of $0.0725 per Unit for the period December 20, 1995 to December 31, 1995 and a quarterly distribution of $0.55 per Unit for the three months ended March 31, 1996. During fiscal 1996, distributions of $1.17 per Unit (including the initial distribution) were declared and paid on all common, subordinated and general partnership interests. The aggregate amount paid for such distributions was $6.3 million during fiscal 1996.

  During fiscal 1997, distributions of $2.20 per Unit were declared and paid on all common, subordinated and general partnership interests. The aggregate paid for such distributions was $11.8 million during fiscal 1997.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


5) DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

  The Subordination Period will generally extend until the first day of any quarter beginning on or after January 1, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equals or exceeds the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equals or exceeds the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods and
(iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units.

  Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on the first day after the record date established for any quarter ending on or after March 31, 1999 (with respect to 599,020 of the Subordinated Units) and March 31, 2000 (with respect to an additional 599,020 of the Subordinated Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equals or exceeds the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equals or exceeds the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units.

6) ACQUISITIONS--PRO FORMA

  During fiscal 1995 and 1996, the Partnership acquired several propane dealers with an aggregate cost of $4.6 million and $2.4 million, in each respective fiscal year. There were no acquisitions of propane dealers made during fiscal 1997.

  The acquisitions were accounted for under the purchase method of accounting. Purchase prices have been allocated to the acquired assets and liabilities based on their respective fair market values on the dates of acquisition. The purchase prices in excess of the fair values of net assets acquired were classified as intangibles in the Consolidated Balance Sheets. Sales and net income have been included in the Consolidated Statements of Operations from the respective dates of acquisition.

  Unaudited Pro forma data giving effect to the purchased businesses as if they had been acquired on October 1 of the year preceding the year of purchase.

                                                      YEARS ENDED SEPTEMBER 30,
                                                      --------------------------
                                                          1995          1996
                                                      ------------  ------------
   Sales............................................. $    107,714  $    120,645
                                                      ============  ============
   Net income (loss)................................. $     (6,260) $      2,817
                                                      ============  ============

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


7) SUBSEQUENT EVENTS--ACQUISITION OF PEARL GAS CO.

  On October 22, 1997, pursuant to a purchase agreement ("Stock Purchase Agreement") dated as of October 20, 1997, Star Gas Corporation purchased 240 shares of Common Stock ($100 par value) of Pearl Gas Co. ("Pearl"), an Ohio Corporation, representing all of the issued and outstanding capital stock of Pearl. Pearl markets and distributes propane in Ohio and Michigan through a storage and distribution system consisting of five offices, fifteen bulk storage plants, fifty employees and over forty-five vehicles. For the twelve months ended September 30, 1997, Pearl sold approximately 14.3 million gallons of propane, primarily to residential customers. Pearl currently serves over 12,000 active customers.

  The purchase price for said stock was $22.6 million and was paid in cash. The purchase price included estimated working capital of $1.9 million. This amount will be adjusted on or before December 5, 1997 upward or downward based on actual working capital as of October 21, 1997. The amount of consideration for the Pearl Common Stock was determined by arms length bargaining between Star Gas and the sellers. Funding for the stock purchase and related transaction expenses of $0.4 million was provided by a $23.0 million bank acquisition facility. Subsequent to the acquisition of the common stock of Pearl, Pearl was merged into Star Gas in a tax-free liquidation.

  On October 22, 1997, a Conveyance and Contribution Agreement was entered into by, and among, the Partnership, the OLP and Star Gas Corporation. Star Gas Corporation contributed to the OLP all of the Pearl assets it obtained in the stock purchase of Pearl Gas and the subsequent merger of Pearl into Star Gas Corporation. In exchange, Star Gas received a 2.7% limited partnership interest in the OLP and a 0.00028% general partnership interest in the OLP. In addition, the OLP assumed all of the liabilities associated with the Pearl stock purchase prior and subsequent to the merger, including the $23.0 million of bank debt. The aggregate value of the interests transferred to Star Gas from the OLP is $3.5 million.

  The issuance of the additional partnership interests to Star Gas is intended to compensate Star Gas for additional significant income tax liabilities which would be reflected in the consolidated federal income tax return of Star Gas' parent corporation, Petro. The issuance of such partnership interests was approved by the Audit Committee of Star Gas and the Executive Committee of Petro.

  Star Gas then exchanged the above described interest in the OLP for a 0.00027% general partnership interest in the Partnership and 148 common units in the Partnership, at a per unit price based upon the average closing price of the Partnership's common units ten days prior to the execution of the Stock Purchase Agreement. The OLP then repaid the $23.0 million acquisition facility with $2.0 million of available cash and $21.0 million borrowed under the OLP's own acquisition facility.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


8) PROPERTY, PLANT AND EQUIPMENT

  The components of property, plant and equipment and their estimated useful lives were as follows at the indicated dates:

                                                  SEPTEMBER 30,
                                                ------------------
                                                  1996      1997    USEFUL LIVES
                                                --------  --------  ------------
   Land........................................ $  3,916  $  4,060       --
   Buildings...................................    8,945     8,871    30 years
   Fleet.......................................   12,679    14,464   5-30 years
   Tanks and equipment.........................   82,296    84,766   5-30 years
   Furniture and fixtures......................    2,440     2,504    10 years
                                                --------  --------
     Total.....................................  110,276   114,665
   Less: accumulated depreciation..............  (12,543)  (19,383)
                                                --------  --------
     Total..................................... $ 97,733  $ 95,282
                                                ========  ========

9) INTANGIBLES AND OTHER ASSETS

  The components of intangibles and other assets were as follows at the indicated dates:

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
   Goodwill................................................... $14,186  $14,186
   Covenants not to compete...................................   2,040    2,040
   Customer lists.............................................  28,797   28,797
   Deferred charges and other.................................   2,795    2,822
                                                               -------  -------
     Total....................................................  47,818   47,845
   Less: accumulated amortization.............................  (6,480)  (9,823)
                                                               -------  -------
     Total.................................................... $41,338  $38,022
                                                               =======  =======

10) LONG-TERM DEBT AND WORKING CAPITAL BORROWINGS

  In December 1995, the General Partner issued $85.0 million of first mortgage notes (the "First Mortgage Notes") with an annual interest rate of 8.04%. These notes were assumed as part of the Star Gas Conveyance by the Operating Partnership. The Operating Partnership's obligations under the First Mortgage Note Agreement are secured, on an equal basis with the Operating Partnership's obligations under the Bank Credit Facilities, by a mortgage on substantially all of the real property and liens on substantially all of the operating facilities, equipment and other assets of the Operating Partnership. The First Mortgage Notes will mature September 15, 2009, and will require semiannual prepayments, without premium on the principal thereof, beginning on March 15, 2001. Interest is payable semiannually on March 15 and September 15. For the year ended September 30, 1997, the Partnership paid interest in the amount of $6.8 million on the First Mortgage Notes.

  The First Mortgage Note Agreement contains various restrictive and affirmative covenants applicable to the Operating Partnership, including restrictions on the incurrence of additional indebtedness and restrictions on certain investments, guarantees, loans, sales of assets and other transactions.

  As of September 30, 1997, the Partnership was in compliance with all borrowing agreement covenants, as amended.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


  The Bank Credit Facilities consist of a $25.0 million Acquisition Facility and a $12.0 million Working Capital Facility. The agreement governing the Bank Credit Facilities contains covenants and default provisions generally similar to those contained in the First Mortgage Note Agreement. As of September 30, 1997, there were no outstanding borrowings under the Acquisition Facility or the Working Capital Facility. The Bank Credit Facilities bear interest at a rate based upon, at the Partnership's option, either the London Interbank Offered Rate plus a margin or a Base Rate (each as defined in the Bank Credit Facilities). The Partnership is required to pay a fee for unused commitments which amounted to $0.1 million for fiscal 1996 and $0.2 million for fiscal 1997.

  The Working Capital Facility will expire December 31, 1999, but may be extended annually thereafter with the consent of the banks. Borrowings under the Acquisition Facility will revolve until September 30, 1998, after which time any outstanding loans thereunder, will amortize quarterly in equal principal payments with a final payment due on December 31, 2001. However, there must be no amount outstanding under the Working Capital Facility for at least 30 consecutive days during each fiscal year.

  As of September 30, 1997, the annual maturities of the First Mortgage Notes are set forth in the following table:

            1998................................. $   --
            1999.................................     --
            2000.................................     --
            2001.................................   1,923
            2002.................................   8,703
            Thereafter...........................  74,374
                                                  -------
                                                  $85,000
                                                  =======

  In connection with the Pearl acquisition, the Operating Partnership borrowed $21.0 million under the Acquisition Facility on October 22, 1997.

11) EMPLOYEE BENEFIT PLANS

  Star Gas has a 401(k) plan which covers certain eligible union and non-union employees. Subject to IRS limitations, the 401(k) plan provides for each employee to contribute from 1.0% to 15.0% of compensation. Star Gas contributes to non-union participants a matching amount up to a maximum of 3.0% of compensation. Aggregate matching contributions made to the 401(k) plan during fiscal 1995, 1996 and 1997 were $0.2 million, $0.3 million and $0.4 million, respectively.

  Star Gas also makes monthly contributions on behalf of its union employees to a union sponsored defined benefit plan. The amount charged to expense was $0.2 million, $0.3 million and $0.4 million in fiscal 1995, 1996 and 1997, respectively.

12) UNIT OPTION PLAN

  On December 20, 1995, the General Partner adopted the 1995 Star Gas Corporation Unit Option Plan (the "Unit Option Plan"), which currently authorizes the issuance of options (the "Unit Options") and Unit Appreciation Rights ("UARS") covering up to 300,000 Subordinated Units to certain officers and employees of the General Partner. A total of 40,000 options were granted to key executives in December 1995. The Unit Options have the following characteristics: 1) an exercise price of $22.00 per unit, which is an estimate of the fair market value of the Subordinated Units at the time of grant, 2) vest over a five year period, 3) are exercisable after January 1, 2001, assuming the subordination period has elapsed, and 4) expire on the tenth anniversary of the date of grant. Upon conversion of the Subordinated Units held by the General Partner and its affiliates, the Unit Options granted will convert to Common Unit Options. No UARS have been granted pursuant to the plan.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


13) LEASE COMMITMENTS

  The Partnership has entered into certain operating leases for office space, trucks and other equipment.

  The future minimum rental commitments at September 30, 1997 under leases having an initial or remaining non-cancelable term of one year or more are as follows:

            1998.................................. $  906
            1999..................................    786
            2000..................................    701
            2001..................................    669
            2002..................................    540
            Thereafter............................    345
                                                   ------
            Total Minimum lease payments.......... $3,947
                                                   ======

  The Partnership incurred rent expense of $1.2 million, $1.2 million and $1.3 million in 1995, 1996 and 1997, respectively.

14) SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                    YEARS ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1995       1996     1997
                                                   ---------  -------- --------
   Cash paid during the year for:
     Income taxes................................. $   2,950  $     80 $      7
                                                   =========  ======== ========
     Interest..................................... $   4,284  $  5,088 $  7,170
                                                   =========  ======== ========
   Non-cash adjustment:
     Purchase accounting adjustment:
       Increase in intangibles.................... $  23,028
       Decrease in property & equipment...........      (680)
       Increase in other accrued expenses.........    (4,000)
       Increase in long-term debt.................    (1,700)
       Decrease in deferred income taxes..........       236
                                                   ---------
                                                   $  16,884
                                                   =========
       Dividends declared......................... $   4,875
                                                   =========

15) COMMITMENTS AND CONTINGENCIES

  In the ordinary course of business, the Partnership is threatened with, or is named in, various lawsuits. The Partnership is not a party to any litigation which individually or in the aggregate could reasonably be expected to have a material adverse effect on the Partnership.

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


16) RELATED PARTY TRANSACTIONS

  The Partnership has no employees (except for certain employees of its corporate subsidiary, Stellar Propane Service Corporation) and is managed and controlled by the General Partner. Pursuant to the Partnership Agreement, the General Partner is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on behalf of the Partnership, and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business. For the fiscal year ended September 30, 1996 and September 30, 1997, the Partnership reimbursed the General Partner and Petro $14.4 million and $17.1 million, respectively, representing salary, payroll tax and other compensation paid to the employees of the General Partner, including $0.3 million and $0.2 million paid to Petro for certain corporate functions such as finance and compliance. In addition, the Partnership reimbursed Petro for $1.9 million and $0.9 million for the fiscal year ended September 30, 1996 and September 30, 1997, respectively, relating to the Partnership's share of the costs incurred by Petro in conducting the operations of a certain shared branch location which includes managerial services.

17) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

 Cash, Accounts Receivable, Notes Receivable and Other Current Assets, Working Capital Borrowing, Accounts Payable and Accrued Expenses

  The carrying amount approximates fair value because of the short maturity of these instruments.

 Long-Term Debt

  The fair values of each of the Partnership's long-term financing instruments, including current maturities, are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar instruments of comparable maturity.

  The estimated fair value of the Partnership's long-term debt is summarized as follows:

                                                         AT SEPTEMBER 30, 1997
                                                         -----------------------
                                                         CARRYING     ESTIMATED
                                                          AMOUNT     FAIR VALUE
                                                         ----------  -----------
   Long-term debt....................................... $   85,000   $   86,726
                                                         ==========   ==========

                    STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                     (IN THOUSANDS, EXCEPT PER UNIT DATA)


18) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The seasonal nature of the Partnership's business results in the sale by the Partnership of approximately 35% of its volume in the first fiscal quarter and 40% of its volume in the second fiscal quarter of each year. The Partnership generally realizes net income in both of these quarters and net losses during the quarters ending June and September.

                                               THREE MONTHS ENDED
                             --------------------------------------------------------
                             DECEMBER 31,  MARCH 31, JUNE 30,  SEPTEMBER 30,
                                 1995        1996      1996        1996       TOTAL
                             ------------  --------- --------  ------------- --------
   Sales...................    $34,634(a)   $47,080  $18,416      $19,504    $119,634
   Gross profit............     18,729(a)    22,599    9,933        9,816      61,077
   Income (loss) before
    taxes..................      3,546(a)     7,244   (4,029)      (4,083)      2,678
   Net income (loss).......      3,486(a)     7,230   (4,046)      (4,077)      2,593
   Limited Partner interest
    in net income (loss)...      1,455(b)     7,085   (3,965)      (3,995)        580
   Net income (loss) per
    Limited Partner Unit...    $  0.28(b)   $  1.34  $ (0.75)     $ (0.76)   $   0.11
                                               THREE MONTHS ENDED
                             --------------------------------------------------------
                             DECEMBER 31,  MARCH 31, JUNE 30,  SEPTEMBER 30,
                                 1996        1997      1997        1997       TOTAL
                             ------------  --------- --------  ------------- --------
   Sales...................    $50,876      $46,442  $20,078      $17,763    $135,159
   Gross profit............     21,849       21,523   10,446        9,130      62,948
   Income (loss) before
    taxes..................      5,898        5,332   (4,138)      (5,055)      2,037
   Net income (loss).......      5,892        5,325   (4,143)      (5,062)      2,012
   Limited Partner interest
    in net income (loss)...      5,774        5,218   (4,060)      (4,960)      1,972
   Net income (loss) per
    Limited Partner Unit...    $  1.10      $  0.99  $ (0.77)     $ (0.94)   $   0.37

--------
(a) Reflects the results of operations of the Predecessor Company for the period October 1, 1995 through December 20, 1995 and of Star Gas Partners, L.P. from December 20, 1995 through December 31, 1995.
(b) Reflects limited partners interest from December 20, 1995 through December 31, 1995.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pearl Gas Co.:

  We have audited the accompanying balance sheets of Pearl Gas Co. as of December 31, 1995 and 1996, and the related statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pearl Gas Co. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                      KPMG Peat Marwick LLP

Detroit, Michigan
October 22, 1997

                                 PEARL GAS CO.

                                 BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                                          1995         1996
                                                       -----------  ----------
                        ASSETS
Current assets:
  Cash and cash equivalents........................... $ 1,040,748  $2,183,738
  Accounts receivable (less allowance for doubtful
   accounts of $64,706 for 1995 and 1996,
   respectively)......................................   1,137,328   1,977,564
  Other non-trade receivables.........................      44,856      25,048
  Inventories (Note 3)................................     301,597     400,647
  Prepaid expenses....................................     431,536     480,264
                                                       -----------  ----------
      Total current assets............................   2,956,065   5,067,261
                                                       -----------  ----------
Property and equipment, net (Note 4)..................   2,996,345   2,707,537
Investments--stock....................................       2,951       2,951
                                                       -----------  ----------
                                                       $ 5,955,361  $7,777,749
                                                       ===========  ==========
         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Deferred revenue.................................... $   278,182  $  272,171
  Contract payable (Note 5)...........................     375,501     437,000
  Current portion of long-term debt (Note 6)..........     200,000         --
  Accounts payable....................................     594,435     821,766
  Customer deposits...................................       8,110       7,510
  Accrued liabilities:
    Employee benefits.................................     108,499     108,367
    Interest..........................................      23,351       3,369
    Payroll taxes.....................................      46,055      38,133
    Federal income tax................................         --       16,080
    State and local taxes.............................     117,826     144,668
                                                       -----------  ----------
                                                           295,731     310,617
                                                       -----------  ----------
      Total current liabilities.......................   1,751,959   1,849,064
                                                       -----------  ----------
Long-term debt excluding current portion (Note 6).....   1,000,002         --
Deferred federal income tax (Note 7)..................     461,000     444,920
Shareholders' equity
  Common stock, $100 par value, 750 shares authorized,
   240 shares outstanding.............................      24,000      24,000
  Retained earnings...................................   4,708,065   6,132,042
  Notes receivable--shareholders (Note 2).............  (1,989,665)   (672,277)
                                                       -----------  ----------
      Total shareholders' equity......................   2,742,400   5,483,765
Commitments (Note 9)..................................
                                                       -----------  ----------
                                                       $ 5,955,361  $7,777,749
                                                       ===========  ==========

                See accompanying notes to financial statements.

                                 PEARL GAS CO.

                              STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                          1995         1996
                                                       -----------  -----------
Sales................................................. $11,611,082  $14,910,109
Cost of goods sold....................................   5,683,973    8,353,916
                                                       -----------  -----------
    Gross profit......................................   5,927,109    6,556,193
Depreciation and amortization.........................     437,743      422,912
Operating expenses....................................   3,298,270    3,393,819
Gain on disposal of equipment.........................      13,822       45,880
                                                       -----------  -----------
    Operating income..................................   2,204,918    2,785,342
Other income (expense):
  Interest income.....................................     260,423      169,703
  Other...............................................      19,843        4,346
  Interest expense....................................    (183,436)     (35,414)
                                                       -----------  -----------
                                                            96,830      138,635
                                                       -----------  -----------
    Net income........................................ $ 2,301,748  $ 2,923,977
                                                       ===========  ===========


                See accompanying notes to financial statements.

                                 PEARL GAS CO.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

                          COMMON STOCK                   NOTES          TOTAL
                         --------------   RETAINED     RECEIVABLE   SHAREHOLDERS'
                         SHARES AMOUNT    EARNINGS    SHAREHOLDERS     EQUITY
                         ------ -------  -----------  ------------  -------------
Balance, December 31,
 1994...................  330   $33,000  $ 4,115,499  $(2,802,101)   $ 1,346,398
Dividends paid..........  --        --      (600,000)         --        (600,000)
Loans made..............  --        --           --      (220,301)      (220,301)
Collections on loans....  --        --           --     1,032,737      1,032,737
Stock redemption........  (90)   (9,000)  (1,109,182)         --      (1,118,182)
Net income..............  --        --     2,301,748          --       2,301,748
                          ---   -------  -----------  -----------    -----------
Balance, December 31,
 1995...................  240   $24,000    4,708,065   (1,989,665)     2,742,400
Dividends paid..........  --        --    (1,500,000)         --      (1,500,000)
Loans made..............  --        --           --       (94,602)       (94,602)
Collections on loans....  --        --           --     1,411,990      1,411,990
Net income..............  --        --     2,923,977          --       2,923,977
                          ---   -------  -----------  -----------    -----------
Balance, December 31,
 1996...................  240   $24,000  $ 6,132,042  $  (672,277)   $ 5,483,765
                          ===   =======  ===========  ===========    ===========


                See accompanying notes to financial statements.

                                 PEARL GAS CO.

                            STATEMENTS OF CASH FLOWS

                           DECEMBER 31, 1995 AND 1996

                                                         1995         1996
                                                      -----------  -----------
Cash flows from operating activities:
  Net Income......................................... $ 2,301,748  $ 2,923,977
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization....................     437,743      422,912
    Deferred income tax..............................         --       (16,080)
    Gain on disposal of property and equipment.......     (13,822)     (45,880)
  Changes in operating assets and liabilities:
    Accounts receivable..............................    (660,675)    (840,236)
    Other non-trade receivables......................     (23,278)      19,808
    Inventory........................................     (43,320)     (99,050)
    Prepaid expenses.................................     (11,318)      12,771
    Prepaid taxes....................................       2,310          --
    Accounts payable.................................     160,485      227,331
    Customer Deposits................................         150         (600)
    Accrued Liabilities..............................     (56,631)      14,886
    Deferred Revenue.................................       7,517       (6,011)
                                                      -----------  -----------
      Net cash provided by operating activities......   2,100,909    2,613,828
                                                      -----------  -----------
Cash flows from investing activities:
  Purchases of property and equipment................    (277,541)    (134,859)
  Proceeds from sale of property and equipment.......      13,822       46,635
  Loans made to shareholders.........................    (220,301)     (94,602)
  Collections on notes receivable--shareholder.......   1,032,737    1,411,990
                                                      -----------  -----------
      Net cash provided by investing activities......     548,717    1,229,164
                                                      -----------  -----------
Cash flows from financing activities:
  Stock redemption...................................  (1,118,182)         --
  Principal payments of long-term debt...............    (799,998)  (1,200,002)
  Dividends paid.....................................    (600,000)  (1,500,000)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,518,180)  (2,700,002)
                                                      -----------  -----------
Net increase in cash and cash equivalents............     131,446    1,142,990
Cash and cash equivalents at beginning of year.......     909,302    1,040,748
                                                      -----------  -----------
Cash and cash equivalents at end of year............. $ 1,040,748  $ 2,183,738
                                                      ===========  ===========
Supplemental disclosures of cash flow information:
  Interest paid...................................... $   177,591  $    55,396

Non-cash disclosure:

  On September 1, 1996, the remaining balance of notes receivable shareholders of $821,926 were converted into new notes.

                See accompanying notes to financial statements.

                                 PEARL GAS CO.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1996

(1) DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  The primary business of Pearl Gas Co. (the "Company"), is the sale and distribution of propane gas. The Company's primary customers are businesses and individuals in the Northwest Ohio, Southeast Michigan and Northeast Indiana areas.

 Accounts Receivable

  The Company enters into "budget payment plans" with several, principally residential customers, which allow for pre-established set monthly payments regardless of actual usage. This may result with a customer in a pre-payment situation in low usage months. It is the Company's practice to net the pre-payments with accounts receivable for financial statement presentation.

 Inventories

  Inventories are stated at the lower of cost determined by first-in, first-out method or market value (net realizable value).

 Property and Equipment

  Property and equipment are carried at cost. Expenditures for additions and improvements that add materially to productive capacity or extend the life of an asset are capitalized, and expenditures for maintenance and repairs are charged to operations. When machinery and equipment items are retired or otherwise disposed of, the related accounts for cost and depreciation are relieved.

  The Company provides depreciation on property and equipment for reporting purposes by the straight-line method over their estimated useful lives, which range from 10 to 25 years for buildings, building components and land improvements, 5 to 10 years for automotive vehicles, and 10 to 20 years for office and operating equipment and tanks.

 Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

 Environmental

  Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed.

 Contract Payable

  In order to guarantee the supply of propane, the Company enters into take or pay supply contracts with certain propane suppliers. At the time the Contract is entered into, a prepaid asset and corresponding contract payable is recorded on the balance sheet. The asset and liability are reduced as the Company takes delivery of the propane.

                                 PEARL GAS CO.

                          DECEMBER 31, 1995 AND 1996

 Deferred Revenue

  The Company bills customers annually for propane tank rental. The rental revenue is deferred and recognized ratably over the twelve month period of the rental agreement.

 Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosures of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) NOTES RECEIVABLES--SHAREHOLDERS

  Notes receivable from shareholders, which is reflected as a reduction to shareholders' equity on the accompanying balance sheet, consists of the following:

                                                               1995      1996
                                                            ---------- --------
   Notes receivable due from shareholder, due January 10,
    1996, interest payable monthly at prime plus one
    percent................................................ $1,989,665      --
   Notes receivable due from shareholder, due August 31,
    1999, interest payable quarterly at prime rate (8 1/4%
    at December 31, 1996)..................................        --  $672,277
                                                            ---------- --------
     Total................................................. $1,989,665 $672,277
                                                            ========== ========

(3) INVENTORIES

  Inventories consist of the following:

                                                                1995     1996
                                                              -------- --------
   Propane Gas............................................... $229,293 $324,942
   Appliances and equipment..................................   72,304   75,705
                                                              -------- --------
                                                              $301,597 $400,647
                                                              ======== ========

(4) PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                             1995       1996
                                                          ---------- ----------
   Land.................................................. $  624,064 $  624,064
   Land improvements.....................................     33,375     33,375
   Buildings.............................................    727,900    727,900
   Office furniture and equipment........................     68,408     70,665
   Equipment.............................................  3,126,162  3,133,302
   Delivery equipment....................................  1,483,287  1,607,577
   Bulk propane plant....................................    272,525    272,525
                                                          ---------- ----------
                                                           6,335,721  6,469,408
   Less accumulated depreciation.........................  3,339,376  3,761,871
                                                          ---------- ----------
    Net property and equipment........................... $2,996,345 $2,707,537
                                                          ========== ==========

                                 PEARL GAS CO.

                          DECEMBER 31, 1995 AND 1996


(5) CONTRACT PAYABLE

  At December 31, 1995 and 1996, the Company had two outstanding purchase commitments with a supplier under take or pay contracts, for terms of three months. The outstanding contracts at December 31, 1995 and 1996 were $375,501 and $437,000, respectively, with interest payable monthly at prime plus 1%. Interest paid for the period ended December 31, 1995 and 1996, respectively, was $12,319 and $12,497. The December 31, 1995 and 1996 interest rate was 9.50% and 9.25%, respectively.

(6) LONG-TERM DEBT

  The Company has a $500,000 line of credit agreement with its bank under a year-to-year agreement. There were no borrowings under the line of credit agreement at December 31, 1995 and 1996.

  The Company's long-term debt at December 31, 1995 consisted of:

                                                                       1995
                                                                    ----------
   Term notes payable to bank, interest at prime plus 1% (9.25% at
    December 31, 1995). From January to June of each year, monthly payments of $33,333 are required. From July to December of each year, only interest is due on the unpaid balance. The final maturity date on this note is June 1, 1999..................... $1,200,002
   Less current portion............................................    200,000
                                                                    ----------
   Long-term debt.................................................. $1,000,002
                                                                    ==========

(7) FEDERAL INCOME TAXES

  An election has been filed by the Company to be treated as an S Corporation effective July 1, 1994. As a result of this election, Pearl Gas Co. changed its fiscal year end of June 30 to a calendar year end. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on a proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements for the years ended December 31, 1995 and 1996. Income that has been taxed to the shareholders but not distributed (Accumulated Adjustments Account) was $1,790,652 and $3,262,548 as of December 31, 1995 and 1996, respectively.

  The Company records depreciation on property and equipment for tax purposes using the accelerated cost recovery system and the modified accelerated cost recovery system. Deferred income taxes have been recorded for the excess of tax depreciation over book depreciation for the period prior to S-election.

(8) RELATED PARTY TRANSACTIONS

  The Company entered into a lease with an officer of the Company for the use of a fleet garage. The lease is renewable on a year-to-year basis and currently provides for a payment of $14,400 per year.

(9) LEASES

  The Company has several non-cancelable operating leases primarily for land for bulk plants that expire May 21, 2002. Rental expense for these operating leases (excluding the fleet garage lease noted in footnote 8) was $6,100 for each of 1995 and 1996. Future minimum lease payments under non-cancelable leases as of December 31, 1996 are: 1997, $6,100; 1998, $3,600; 1999, $3,600;
2000, $3,600; 2001, $3,600.

                                 PEARL GAS CO.

                          DECEMBER 31, 1995 AND 1996


(10) PROFIT SHARING PLAN

  The Board of Directors annually determines the contribution to the Company's profit-sharing plan. All employees who work in excess of 1,000 hours per year are eligible to participate and receive allocations based on total payroll excluding bonuses. The amounts contributed in the years ended December 31, 1995 and 1996 were $125,000 and $140,000, respectively.

(11) SUBSEQUENT EVENTS

  On October 22, 1997, pursuant to a purchase agreement dated as of October 20, 1997, all of the issued and outstanding capital stock of the Company was sold by the holders of such stock to Star Gas Corporation ("Star Gas").

  The purchase price for said stock was $22,552,000 and was paid in cash. Subsequent to the acquisition of the common stock of Pearl, Pearl was merged into Star Gas in a tax-free liquidation.

                                 PEARL GAS CO.

                                 BALANCE SHEETS

                    DECEMBER 31, 1996 AND SEPTEMBER 30, 1997

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1996         1997
                                                     ------------ -------------
                                                                   (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents.........................  $2,183,738   $  880,840
  Accounts receivable (less allowance for doubtful
   accounts at December 31, 1996 and September 30,
   1997 of $64,706).................................   1,977,564      514,230
  Other non-trade receivables.......................      25,048          762
  Inventories.......................................     400,647      302,217
  Prepaid expenses..................................     480,264      662,878
                                                      ----------   ----------
      Total current assets..........................   5,067,261    2,360,927
                                                      ----------   ----------
Property and equipment, net.........................   2,707,537    2,385,789
Investments--stock..................................       2,951          --
                                                      ----------   ----------
                                                      $7,777,749   $4,746,716
                                                      ==========   ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Deferred revenue..................................  $  272,171   $  196,848
  Contract payable..................................     437,000      633,377
  Accounts payable..................................     821,766      187,580
  Customer deposits.................................       7,510        7,435
  Accrued liabilities:
    Employee benefits...............................     108,367       39,700
    Interest........................................       3,369          --
    Payroll taxes...................................      38,133          --
    Federal income tax..............................      16,080          --
    State and local taxes...........................     144,668       43,406
                                                      ----------   ----------
                                                         310,617       83,106
                                                      ----------   ----------
      Total current liabilities.....................   1,849,064    1,108,346
                                                      ----------   ----------
Deferred federal income tax.........................     444,920      444,920
Shareholders' equity
  Common stock, $100 par value, 750 shares
   authorized, 240 shares outstanding...............      24,000       24,000
  Retained earnings.................................   6,132,042    3,776,310
  Notes receivable--shareholders....................    (672,277)    (606,860)
                                                      ----------   ----------
      Total shareholders' equity....................   5,483,765    3,193,450
                                                      ----------   ----------
                                                      $7,777,749   $4,746,716
                                                      ==========   ==========

                 See accompanying notes to financial statements

                                 PEARL GAS CO.

                              STATEMENTS OF INCOME

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                  (UNAUDITED)

                                                            1996        1997
                                                         ----------  ----------
Sales................................................... $9,486,871  $9,101,130
Cost of goods sold......................................  4,981,107   4,786,676
                                                         ----------  ----------
    Gross profit........................................  4,505,764   4,314,454
Depreciation and amortization...........................    270,000     270,000
Operating expenses......................................  2,364,312   2,406,273
Gain on disposal of equipment...........................     45,930      30,478
                                                         ----------  ----------
    Operating income....................................  1,917,382   1,668,659
Other income (expense):
  Interest income.......................................    189,291     140,953
  Other.................................................      2,735       2,837
  Interest expense......................................    (45,281)     (5,632)
                                                         ----------  ----------
                                                            146,745     138,158
                                                         ----------  ----------
    Net income.......................................... $2,064,127  $1,806,817
                                                         ==========  ==========


                  See accompany notes to financial statements.

                                 PEARL GAS CO.

                           STATEMENTS OF CASH FLOWS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                  (UNAUDITED)

                                                         1996         1997
                                                      -----------  -----------
Cash flows from operating activities:
  Net Income......................................... $ 2,064,127    1,806,817
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization....................     270,000      270,000
    Gain on disposal of property and equipment.......     (45,930)     (30,478)
    Changes in operating assets and liabilities:
      Accounts receivable............................     495,046    1,463,334
      Investments--stock.............................         --         2,951
      Other non-trade receivables....................      16,947       24,286
      Inventory......................................     (27,517)      98,430
      Prepaid expenses...............................      11,144       13,763
      Accounts payable...............................    (320,439)    (634,186)
      Customer deposits..............................        (750)         (75)
      Accrued liabilities............................    (187,871)    (227,511)
      Deferred Revenue...............................     (81,887)     (75,323)
                                                      -----------  -----------
        Net cash provided by operating activities....   2,192,870    2,712,008
                                                      -----------  -----------
Cash flows from investing activities:
  Purchases of property and equipment................     (98,146)     (17,521)
  Proceeds from sale of property and equipment.......      45,929       99,747
  Loans made to shareholders.........................     (84,181)    (123,483)
  Collections on loans to shareholders...............   1,246,346      188,900
                                                      -----------  -----------
        Net cash provided by investing activities....   1,109,948      147,643
                                                      -----------  -----------
Cash flows from financing activities:
  Principal payments of long-term debt...............  (1,200,002)         --
  Dividends paid.....................................  (1,500,000)  (4,162,549)
                                                      -----------  -----------
        Net cash used in financing activities........  (2,700,002)  (4,162,549)
                                                      -----------  -----------
Net income (decrease) in cash and cash equivalents...     602,816   (1,302,898)
Cash and cash equivalents at beginning of period.....   1,040,748    2,183,738
                                                      -----------  -----------
Cash and cash equivalents at end of period........... $ 1,643,564  $   880,840
                                                      ===========  ===========
Supplemental disclosures of cash flow information:
  Interest paid...................................... $    68,632          --
  Taxes Paid.........................................         --   $    16,080

Non-cash disclosure:
  On September 1, 1996, the remaining balance of the notes receivable shareholders of $821,926 were converted into new notes.

                See accompanying notes to financial statements

                                 PEARL GAS CO.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

  The accompanying financial statements have been prepared by management, and in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of December 31, 1996 and September 30, 1997, and the results of its operations and cash flows for the nine months ended September 30, 1996 and 1997. The financial statements should be read in conjunction with the financial statements and notes thereto included elsewhere herein. Results for interim periods are not necessarily indicative of those to be expected for the entire year.

(2) INVENTORIES

  The major classes of inventory are as follows:

                                            DECEMBER 31, 1996 SEPTEMBER 30, 1997
                                            ----------------- ------------------
   Propane gas.............................     $324,942           $226,512
   Appliances and Equipment................       75,705             75,705
                                                --------           --------
                                                $400,647           $302,217
                                                ========           ========

(3) SUBSEQUENT EVENTS

  On October 22, 1997, pursuant to a purchase agreement dated as of October 20, 1997, all of the issued and outstanding capital stock of the Company was sold by the holders of such stock to Star Gas Corporation ("Star Gas").

  The purchase price for said stock was $22,552,000 and was paid in cash. Subsequent to the acquisition of the common stock of Pearl, Pearl was merged into Star Gas in a tax-free liquidation.

                                                                     APPENDIX A

  No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                   APPLICATION FOR TRANSFER OF COMMON UNITS

  The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

  The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Agreement of Limited Partnership of Star Gas Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement") (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: _______________________________

-------------------------------------
Signature of Assignee

-------------------------------------
Social Security or other identifying
 number of Assignee

-------------------------------------
Name and Address of Assignee

-------------------------------------
Purchase Price including
 commissions, if any

Type of Entity (check one):

  [_] Individual     [_] Partnership      [_] Corporation
  [_] Trust          [_] Other (specify) ___________

Nationality (check one):

  [_] U.S. Citizen, Resident or Domestic Entity
                                          [_] Non-resident Alien
  [_] Foreign Corporation

  If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

  Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.Individual Interestholder

  1. I am not a non-resident alien for purposes of U.S. income taxation.

  2. My U.S. taxpayer identification number (Social Security Number) is _______

  3. My home address is _______________________________________________________

B.Partnership, Corporation or Other Interestholder

  1. ________________is not a foreign
    (Name of Interestholder)

  corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

  2. The interestholder's U.S. employer identification number is ______________

  3. The interestholder's office address and place of incorporation (if applicable) is _____________________________________________________________

  The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

  The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

  Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                     -------------------------------------
                           (Name of Interestholder)

                     -------------------------------------
                              Signature and Date

                     -------------------------------------
                             Title (if applicable)

  Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                     APPENDIX B

                               GLOSSARY OF TERMS

  Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another person for the purpose of increasing the operating capacity of the Partnership Group over the operating capacity of the Partnership Group existing immediately prior to such transaction.

  Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period as adjusted to (a) decrease Operating Surplus by
(i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period, and (b) increase Operating Surplus by (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium.

  Affiliate: With respect to any person, any other person that directly, or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

  Audit Committee: A committee of the board of directors of the General Partner composed entirely of two or more directors who are neither officers nor employees of the General Partner nor officers, directors or employees of any Affiliate of the General Partner.

  Available Cash: With respect to any quarter prior to liquidation:

    (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings subsequent to the end of such quarter, less

    (b) the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such quarter, (ii) provide funds for Minimum Quarterly Distributions and Cumulative Common Unit Arrearages in respect of any one or more of the next four quarters, or (iii) comply with applicable law or any debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or its assets are subject.

  BTU: British Thermal Unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

  Capital Account: The capital account maintained for a Partner pursuant to the Partnership Agreement. The Capital Account in respect of a Common Unit, a Subordinated Unit or any other specified interest in the Partnership shall be the amount which such Capital Account would be if such Common Unit, Subordinated Unit or other interest in the Partnership were the only interest in the Partnership held by a Limited Partner.

  Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including retail distribution outlets, propane tanks, pipeline systems, storage facilities and related assets), made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

  Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.

  Cause: Means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

  Common Unit Arrearage: With respect to any Common Unit, whenever issued, and as to any quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to such Common Unit over (b) the sum of all Available Cash distributed with respect to such Common Unit in respect of such quarter.

  Common Units: A Unit representing a fractional part of the partnership interests of all limited partners and assignees and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

  Cumulative Common Unit Arrearage: With respect to any Common Unit, whenever issued, and as of the end of any quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to a Common Unit issued in the IPO for each of the quarters within the Subordination Period ending on or before the last day of such quarter over (b) the sum of any distributions of Operating Surplus theretofore made with respect to such Common Unit (including any distributions to be made in respect of the last of such quarters).

  Current Market Price: With respect to any class of Units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices (as hereinafter defined) for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange, the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class selected by the Board of Directors of the General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the Board of Directors of the General Partner. "Trading Day" means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

  Degree Day: Degree days measure the amount by which the average of the high and low temperature on a given day is below 65 degrees Fahrenheit. For example, if the high temperature is 60 degrees and the low temperature is 40 degrees for a National Oceanic and Atmospheric Administration measurement location, the average temperature is 50 degrees and the number of degree days for that day is 15.

  EBITDA: Operating income plus depreciation and amortization, less net gain
(loss) on sale of businesses and equipment and other cash charges (including the impairment of long-lived assets). As used in this Prospectus, EBITDA is not intended to be construed as an alternative to net income as an indicator of operating performance, or as an alternative to cash flow as a measure of liquidity or ability to service debt obligations.

  General Partner: Star Gas Corporation, a wholly-owned subsidiary of Petroleum Heat and Power Co., Inc., and its successors, as general partner of the Partnership.

  Initial Common Units: The Common Units sold in the IPO.

  Initial Unit Price: $22.00 per Common Unit, the amount per Unit equal to the initial public offering price of the Common Units in the IPO.

  Interim Capital Transactions: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group, (b) sales of equity interests (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option) by any member of the Partnership Group and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and (iii) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the Partnership.

  IPO Closing Date: December 20, 1995, the first date on which Common Units were sold by the Partnership in connection with the IPO.

  Minimum Quarterly Distribution: $0.55 per Unit with respect to each quarter, subject to adjustment as described in "Cash Distribution Policy--Distributions from Capital Surplus" and "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  Operating Expenditures: All Partnership Group expenditures, including taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:

    (a) Payments (including prepayments) of principal and premium on a debt shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

    (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements (as opposed to capital expenditures made to maintain assets), (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

  Operating Partnership: Star Gas Propane, L.P., a Delaware limited partnership, and any successors thereto.

  Operating Partnership Agreement: The partnership agreement for the Operating Partnership (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part).

  Operating Surplus: As to any period prior to liquidation:

    (a) the sum of (i) $6.0 million plus all cash of the Partnership Group on hand as of the close of business on the Closing Date and (ii) all the cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions, less

    (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures.

  Opinion of Counsel: An opinion of counsel to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

  Partnership: Star Gas Partners, L.P., a Delaware limited partnership, and any successors thereto.

  Partnership Agreement: The partnership agreement for the Partnership (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), and unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreements of the Partnership and of the Operating Partnership, collectively.

  Partnership Group: The Partnership, the Operating Partnership and any partnership Subsidiary of either such entity, treated as a single consolidated entity.

  Permitted Investments: Securities with a maturity of one year or less that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged, (y) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof or (z) securities of mutual or similar funds which invest exclusively in securities of the type permitted under clauses (x) and (y) above, in each case having assets in excess of $100 million.

  Subordinated Unit: A Unit representing a fractional part of the limited partner partnership interests of all limited partners of the Partnership and assignees of any such limited partner interest and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.

  Subordination Period: The Subordination Period will generally extend until the first day of any quarter beginning on or after January 1, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus, generated during each of the three immediately preceding, non-overlapping four quarter periods equaled or exceeded the sum of Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units. Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on the first day after the record date established for any quarter ending on or after March 31, 1999 (with respect to 599,020 of the Subordinated Units) and March 31, 2000 (with respect to an additional 599,020 of the Subordinated Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units with respect to each of the three non-overlapping four-quarter periods immediately preceding such date, (ii) the Adjusted Operating Surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, and (iii) there are no arrearages in payment of the Minimum Quarterly Distribution on the Common Units. In addition, if the General Partner is removed other than for Cause, the Subordination Period will end, any then-existing arrearages on the Common Units will terminate and the Subordinated Units will immediately convert into Common Units.

  Target Distribution Levels: See "Cash Distribution Policy--Incentive Distributions."

  Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix A, or in a form substantially to the same effect in a separate instrument.

  Unitholders: Holders of the Common Units and the Subordinated Units.

  Unit Majority: At least a majority of the Common Units (excluding Common Units held by the General Partner and its Affiliates) during the Subordination Period and at least a majority of the Outstanding Units (as defined in the Partnership Agreement) thereafter.

  Units: The Common Units and the Subordinated Units, collectively.

  Unrecovered Initial Unit Price: At any time, with respect to a class or series of Units (other than Subordinated Units), the price per Unit at which such class or series of Units was initially offered to the public for sale by the Underwriters in respect of such offering, as determined by the General Partner, less the sum of all distributions theretofore made in respect of a Unit of such class or series that was sold in the initial offering of Units of said class or series constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of a Unit of such class or series that was sold in the initial offering of Units of such class or series, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

  Unrecovered Subordinated Unit Capital: At any time, with respect to a Subordinated Unit, prior to its conversion into a Common Unit, the excess, if any, of (a) the net agreed value (at the time of conveyance) of the undivided interest in any property conveyed to the Partnership in exchange for such Subordinated Unit, over (b) any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Subordinated Units.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR THE UNDER-WRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF, OR THAT INFOR-MATION CONTAINED HEREIN IS CORRECT, AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUM-STANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

Prospectus Summary........................................................    6
Risk Factors..............................................................   25
Use of Proceeds...........................................................   34
Capitalization............................................................   35
Price Range of Common Units and Distributions.............................   36
Cash Distribution Policy..................................................   37
Selected Historical and Pro Forma Financial and Operating Data............   44
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   46
Business..................................................................   53
Management................................................................   61
Certain Relationships and Related Transactions............................   68
Conflicts of Interest and Fiduciary Responsibility........................   70
Description of Common Units...............................................   75
The Partnership Agreement.................................................   77
Units Eligible for Future Sale............................................   87
Tax Considerations........................................................   89
Investment in the Partnership by Employee Benefit Plans and Individual Re-
 tirement Accounts........................................................  105
Underwriting..............................................................  106
The Selling Unitholder....................................................  107
Validity of Common Units..................................................  107
Experts...................................................................  107
Available Information.....................................................  107
Index to Financial Statements.............................................  F-1

Application for Transfer of Common Units............................. Appendix A
Glossary of Terms.................................................... Appendix B

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              832,727 COMMON UNITS

                                    STAR GAS
                                 PARTNERS, L.P.

                                  REPRESENTING
                           LIMITED PARTNER INTERESTS

                                ---------------

                                   PROSPECTUS

                                ---------------

                            PAINEWEBBER INCORPORATED

                                LEHMAN BROTHERS

                                ---------------

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee, the amounts set forth below are estimates.

      Securities and Exchange Commission registration fee.......... $  6,415.00
      NASD filing fee..............................................    2,717.00
      Nasdaq National Market listing fee...........................   16,180.00
      Printing and engraving expenses..............................  150,000.00
      Legal fees and expenses......................................  150,000.00
      Accounting fees and expenses.................................   60,000.00
      Blue Sky fees and expenses...................................   10,000.00
      Transfer agent fees and expenses.............................    5,000.00
      Miscellaneous Expenses.......................................   49,688.00
                                                                    -----------
          Total.................................................... $450,000.00
                                                                    ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Section of the Prospectus entitled "The Partnership Agreement-- Indemnification" is incorporated herein by this reference. Reference is made to Section 6 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement. Subject to any terms, conditions or restrictions set forth in the Partnership Agreements, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In November 1997, the Partnership issued 147,727 Common Units to Star Gas in connection with the Pearl Gas Acquisition, in a private placement transaction pursuant to Section 4(2) of the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

    1.1 --Form of Underwriting Agreement(6)
    3.1 --Form of Agreement of Limited Partnership of Star Gas Partners,
          L.P.(2)
    3.2 --Form of Agreement of Limited Partnership of Star Gas Propane, L.P.(2)
    5.1 --Opinion of Phillips Nizer Benjamin Krim & Ballon LLP as to the legality of the securities being registered(5)
    8.1 --Opinion of Phillips Nizer Benjamin Krim & Ballon LLP relating to tax matters(5)
   10.1 --Form of Credit Agreement among Star Gas Propane, L.P. and certain banks(3)
   10.2 --Form of Conveyance and Contribution Agreement among Star Gas
          Corporation, the Partnership and the Operating Partnership(3)

   10.3  --Form of First Mortgage Note Agreement among certain insurance companies, Star Gas Corporation and Star Gas Propane L.P.(3)
   10.4  --Intercompany Debt(3)
   10.5  --Form of Non-competition Agreement between Petro and the
           Partnership(3)
   10.6  --Form of Star Gas Corporation 1995 Unit Option Plan(3)
   10.7  --Amoco Supply Contract(3)
   10.8  --Stock Purchase Agreement dated October 20, 1997 with respect to the
           Pearl Gas Acquisition(4)
   10.9  --Conveyance and Contribution Agreement with respect to the Pearl Gas
           Acquisition(4)
   10.10 --Second Amendment dated as of October 21, 1997 to the Credit
           Agreement dated as of December 13, 1995 among the Operating
           Partnership, Bank Boston, N.A. and NationsBank, N.A.(4)
   21    --Subsidiaries of the Registrant(5)
   23.1  --Consent of KPMG Peat Marwick LLP(5)
   23.2  --Consent of Phillips Nizer Benjamin Krim & Ballon LLP (included in
           Exhibit 5.1)(5)
   24.1  --Powers of Attorney (included on signature page)(1)

--------

(1) Previously filed.
(2) Incorporated by reference to Appendix A to the Prospectus filed as part of Registrant's Registration Statement on Form S-1 File No. 33-90496.
(3) Incorporated by reference to the same Exhibit to Registrant's Registration Statement on Form S-1, File No. 33-98496, filed with the Commission on December 13, 1995.
(4) Incorporated by reference to the following Exhibits to Registrant's Periodic Report on Form 8-K, as amended, as filed with the Commission on October 23 and 29, 1997: 10.8-99.1; 10.9-99.2; and 10.10-99.3.
(5) Filed herewith.

(6) To be filed by Amendment.

  (b) Financial Statement Schedules:

      II Valuation and Qualifying Accounts for the years ended September 30, 1995, 1996 and 1997.

  All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

  (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (3) The undersigned Registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

    (b) For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) The undersigned Registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof:

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this Offering.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN STAMFORD, CONNECTICUT, ON DECEMBER 3, 1997.

                                          Star Gas Partners, L.P.

                                          By: Star Gas Corporation, as
                                                General Partner

                                               /s/ Joseph P. Cavanaugh
                                          By: _________________________________

                                                 Joseph P. Cavanaugh,
                                                         President


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
                                       President (Principal
    /s/ Joseph P. Cavanaugh             Executive Officer)      December 3, 1997
-------------------------------------

      JOSEPH P. CAVANAUGH

        /s/ Richard F. Ambury          Vice President--
-------------------------------------   Finance (Principal      December 3, 1997
          RICHARD F. AMBURY             Financial and
                                        Accounting Officer)

                                       Director
       /s/ Irik P. Sevin*                                       December 3, 1997
-------------------------------------
            IRIK P. SEVIN

                                       Director
      /s/ Audrey L. Sevin*                                      December 3, 1997
-------------------------------------
           AUDREY L. SEVIN

                                       Director
   /s/ William P. Nicoletti*                                    December 3, 1997
-------------------------------------
        WILLIAM P. NICOLETTI

                                     II-4

                                        Director
-------------------------------------                      December  , 1997
         ELIZABETH K. LANIER

                                        Director
                                                           December  , 1997
-------------------------------------
           PAUL BIDDELMAN

                                        Director
     /s/ Thomas J. Edelman*                                December 3, 1997
-------------------------------------
          THOMAS J. EDELMAN

                                        Director
-------------------------------------                      December  , 1997
           WOLFGANG TRABER

  /s/ William G. Powers, Jr.*           Director           December 3, 1997
-------------------------------------

     WILLIAM G. POWERS, JR.

    * /s/ Joseph P. Cavanaugh                              December 3, 1997
-------------------------------------

JOSEPH P. CAVANAUGH, AS ATTORNEY-IN-
 FACT PURSUANT TO POWER OF ATTORNEY
    CONTAINED IN THE REGISTRATION
           STATEMENT

                                      II-5


                                                                     SCHEDULE II

                     STAR GAS PARTNERS, L.P. AND SUBSIDIARY

                       VALUATION AND QUALIFYING ACCOUNTS

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                                            ADDITIONS
                                 --------------------------------
                                 BALANCE AT CHARGED TO CHARGED TO    OTHER
                                 BEGINNING  COSTS AND    OTHER      CHANGES    BALANCE AT
 YEAR        DESCRIPTION          OF YEAR    EXPENSES   ACCOUNT   ADD (DEDUCT) END OF YEAR
 ----        -----------         ---------- ---------- ---------- ------------ -----------
 1995 Allowance for doubtful
       accounts................     $521       809         --         (968)(a)    $362
                                    ====       ===        ====        ====        ====
                                                                      (184)(b)
 1996 Allowance for doubtful
       accounts................     $362       422         --         (309)(a)    $291
                                    ====       ===        ====        ====        ====
 1997 Allowance for doubtful
       accounts................     $291       312         --         (330)(a)    $273
                                    ====       ===        ====        ====        ====

--------
(a) Bad debts written off (net of recoveries).
(b) Amount excluded from the Star Gas Conveyance which took place on December 20, 1995.

                                      S-1